MARSH

Notice of Annual Meeting of
Stockholders and Proxy Statement

2026

Marsh is a global professional services firm helping clients navigate complexity and seize opportunities with market-leading, specialized capabilities across risk, reinsurance and capital, people and investments, and management consulting.



Notice of Annual Meeting of Stockholders and Proxy Statement

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Marsh at:

Date	Time	Location
Thursday, May 21, 2026	**Online check-in begins:** 9:45 a.m. Eastern Time **Meeting begins:** 10:00 a.m. Eastern Time	Meeting live via the Internet - please visit: **www.virtualshareholder meeting.com/MRSH2026**

This year's annual meeting will be held virtually. Stockholders will be able to listen, vote, and submit questions remotely via the Internet. Information on how to participate in the virtual annual meeting is on page 84. There are four items of business for this year's annual meeting:

Items of Business

1. To elect thirteen (13) persons named in the accompanying proxy statement to serve as directors for a one-year term;
2. To approve, by nonbinding vote, the compensation of our named executive officers;
3. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm;
4. To conduct any other business that may properly come before the meeting.

Your Vote is Very Important

If you were a stockholder at the close of business on March 23, 2026, you are eligible to vote at this year's annual meeting. Whether or not you plan to participate in the annual meeting, your vote is very important. We urge you to participate in the election of our directors and in deciding the other items on the agenda for the annual meeting.

You may vote on the Internet or by telephone.

- **If you accessed this proxy statement through the Internet**, instructions appear in the Notice of Internet Availability of Proxy Materials.

- **If you received this proxy statement by mail**, you may also vote by mail and instructions appear on the enclosed proxy card.

Connor Kuratek

Connor Kuratek
Deputy General Counsel & Corporate Secretary
March 31, 2026

Important Notice Regarding the Availability of Proxy Materials for the Marsh Annual Meeting of Stockholders to Be Held on May 21, 2026: This proxy statement and the Company's 2025 Annual Report, which includes financial statements as of and for the fiscal year ended December 31, 2025, are available at proxy.marsh.com

This notice and proxy statement is first being mailed or made available on the Internet to stockholders on or about March 31, 2026.

In these materials, we refer to Marsh & McLennan Companies, Inc. as "Marsh", the "Company", "we", and "our". Effective January 14, 2026, we updated our brand name from Marsh McLennan to Marsh and the brand names of our Marsh and Oliver Wyman Group businesses to Marsh Risk and Marsh Management Consulting, respectively. References to the Company and its businesses in this proxy statement reflect these changes.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. You should read the entire proxy statement carefully before voting.

Voting Matters

	Page number for more information	Board's recommendation
Election of Directors (Item 1) To elect thirteen (13) persons named in the accompanying proxy statement to serve as directors for a one-year term	18	**FOR**
Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation (Item 2) To approve, by nonbinding vote, the compensation of our named executive officers	28	**FOR**
Ratification of Independent Auditor (Item 3) To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm	71	**FOR**

Highlights of Our Business

Business

Marsh is a global leader in risk, reinsurance and capital, people and investments, and management consulting, advising clients in 130 countries. With an annual revenue of $27 billion and more than 95,000 colleagues, Marsh helps build the confidence to thrive through the power of perspective:

MARSH

Marsh Risk provides data-driven risk advisory and insurance placement solutions for resilient growth.

GUY CARPENTER
A MARSH BUSINESS

Guy Carpenter provides reinsurance and capital expertise for complex risks.

MERCER
A MARSH BUSINESS

Mercer delivers consulting services and solutions in investments, retirement, career, health and benefits.

MARSH

Marsh Management Consulting serves as a critical strategic, economic and brand advisor to private sector and governmental clients.

Proxy Summary (Continued)

Key Governance Policies and Practices

Board of Directors

✔ Our newest directors, Bruce Broussard and Peter Harrison, joined the Board in July 2025 and February 2026, respectively.

✔ Our Chair of the Board is an independent director.

✔ All of our directors are elected annually.

✔ Our directors' skills and areas of expertise are presented in a matrix on page 11.

✔ Our Governance Guidelines articulate the Board's responsibility, alongside management, for setting the "tone at the top" and overseeing management's strategy to promote a culture of integrity throughout the Company.

Stockholder Engagement

✔ We are committed to ongoing engagement with our stockholders and the major proxy advisory firms. In each of the past five years, we offered to engage with institutional stockholders holding approximately 43% to 64% of our outstanding common stock.

✔ In 2025, we extended engagement invitations to 25 institutional shareholders representing approximately 51% of the voting power of our stock. Shareholders representing about 25% of our stock accepted. The conversations we had with those stockholders included board composition and refreshment, our sustainability commitments and executive compensation.

✔ We also engaged with our shareholders regarding our political spending disclosure. We discussed the company's current policy, governance framework and board oversight of political expenditures. As a result of these discussions and our ongoing evaluation of best practices, we have implemented specific enhancements to our disclosure to increase transparency and clarity for shareholders.

✔ Feedback received during the engagement process was shared directly with senior executives, the Board and its committees, including the Directors and Governance Committee. We will continue to evaluate our governance structure and practices as part of our ongoing efforts to ensure alignment with stockholder interests.

Stockholder Rights

✔ Our bylaws provide for proxy access.

✔ Our bylaws allow holders of at least 20% of the voting power of the Company's outstanding common stock to call a special meeting.

✔ Directors must receive a majority of the votes cast to be elected in uncontested elections.

✔ We do not have a stockholder rights plan, or poison pill, in place.

Compensation and Equity

✔ We have stock ownership guidelines for directors and senior executives.

✔ We prohibit hedging transactions by directors and colleagues, including senior executives.

✔ Directors and senior executives are prohibited from pledging Company securities as collateral for a loan or otherwise.

Proxy Summary (Continued)

Key Executive Compensation Policies and Practices

Stockholder Aligned Executive Compensation Program	• Our senior executives have a high percentage of variable (''at risk'') pay. • Long-term incentive compensation for our senior executives is delivered in stock options and performance stock unit ("PSU") awards, the value of which depends on stock price appreciation or achievement of specific Company financial objectives and the Company's relative total stockholder return ("TSR") versus S&P 500 constituents. • We generally mitigate the potential dilutive effect of equity-based awards through our share repurchase program. • The Compensation Committee has engaged an independent compensation consultant.
Compensation Recovery Policies	• We maintain a compensation clawback policy for senior executives that provides for the recoupment of erroneously awarded compensation in the event of a financial restatement in accordance with Securities and Exchange Commission rules and New York Stock Exchange listing standards. The Compensation Committee adopted an additional clawback policy for senior executives that provides recoupment of certain incentive compensation in the event a senior executive engages in specified detrimental conduct. The Compensation Committee has the discretion to determine the manner and amount of incentive compensation to be clawed back pursuant to the policy.
Insider Trading Policies	• We have adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of securities of the Company by our directors, executive officers and colleagues, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as the NYSE listed company rules. • Our Trading Securities Policy as well as a copy of our Transactions in Marsh Securities by Directors and Executive Officers Policy are described under Item 10 of our annual report on Form 10-K for the year ended December 31, 2025.
Severance and Change in Control	• Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and annual bonus, with a pro-rata bonus for the year of termination. Further, we are required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99x the executive's base salary and three-year average annual bonus award. • We provide "double-trigger" vesting of equity-based awards and payment of severance benefits following a change in control of the Company. • We do not provide golden parachute excise tax gross-ups in connection with a change in control of the Company.
Say on Pay	• We hold an annual nonbinding advisory vote on named executive officer compensation. • Stockholder support for our executive compensation program has generally been strong. Our approval rate was 91% in 2025.

Proxy Summary (Continued)

Highlights of Our 2025 Performance and Compensation

Financial Objectives

- In 2025, **Marsh delivered another year of solid results**, performing well in a complex environment and positioning for sustained momentum in 2026.
- Our **GAAP EPS increased 3%**. We delivered 9% **growth in adjusted EPS***.
- We continued our best period of revenue growth in more than two decades, **generating $27.0 billion of revenue,** an **increase of 10% on a GAAP basis** compared with 2024. We achieved 4% growth in underlying revenue.
- Our **GAAP operating income increased by 7%**. We **grew our adjusted operating income* by 11% and expanded adjusted margin for our 18th consecutive year***.

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

Shareholder Value & Capital Management

- Our **five-year annualized total stockholder return ("TSR") of 11.3%** outperformed the S&P 500 Equal Weight Index TSR (10.5%), but lagged the S&P 500 Index TSR (14.4%). Our 2025 TSR was -11.3%.
- Despite these market conditions, we have maintained our historical pattern of **capital deployment, investing in growth, acquisitions, and shareholder return to maximize long-term value**.
  - In 2025, we conducted our **largest share repurchase in our history of $2.0 billion**, optimizing shareholder value and showing the value of our flexible capital allocation model.
  - We **raised our quarterly dividend by 10%, paying total dividends of approximately $1.7 billion in 2025.** This marks the **16th consecutive year** of dividend growth.
  - We **deployed approximately $850 million of capital over 20 acquisitions and investments,** which contributed $255 million in revenue.

Positioning Our Business For the Future

- We continued to **execute on our strategy**, delivering strong financial performance, while advancing cross-business collaboration.
- We **launched Thrive,** a three-year program, which focuses on brand strategy, delivering value to clients, accelerating growth and improving efficiency, supported by the introduction of Business & Client Services ("BCS"), to accelerate innovation and centralize investments in operational excellence, data, artificial intelligence and other analytics. We expect to achieve total annualized savings of approximately $400 million.
- We announced our **integrated brand strategy** in October 2025 and effective January 14, 2026, we updated our brand name from Marsh McLennan to Marsh.
- We completed the integration of MMA's acquisition of McGriff Insurance Services.
- We established the Mercer Global Investments Partnerships Group, **led by our recent acquisition of Secor Asset Management and bolstered by our acquisition of Cardano**. These strategic acquisitions enhance Mercer's investment capabilities, particularly in fiduciary management, risk management, and direct investments, supported by combined trading capabilities.

Proxy Summary (Continued)

Executive Compensation

- In February 2026, the Compensation Committee assessed management's **performance against our 2025 objectives**. The Compensation Committee determined bonuses that were above target for all of our named executive officers commensurate with strong performance with respect to our financial and strategic objectives.

- We achieved **three-year annualized adjusted EPS growth of 12.7%*** for our 2023 performance stock unit ("PSU") awards. This was above our 8% target and 12% maximum for the awards, resulting in a 200% EPS performance factor. However, our **three-year TSR was at the 38th percentile versus S&P 500 constituents***, which resulted in a 0.88x relative TSR modifier and a payout of 176% of target.

* *Please see "Definitions of Financial Performance Measures" on page 48 for information about the calculation of adjusted EPS growth and TSR for our PSU awards.*

Senior Executive Changes

Effective April 1, 2026

- **Nick Studer** will assume the role of **President and CEO of Marsh Risk**, succeeding Martin South. Mr. Studer previously served as the President and Chief Executive Officer of Oliver Wyman and Marsh Management Consulting.

- **Martin South** will assume the enterprise-wide role of **Chief Client Officer**.

- **Ted Moynihan** was appointed **President and Chief Executive Officer of Oliver Wyman and Marsh Management Consulting**, succeeding Mr. Studer.

Effective January 15, 2025

- **Paul Beswick's** role was expanded to **Senior Vice President, Chief Information & Operations Officer**. Mr. Beswick has served as Chief Information Officer since 2021.

Our Business and Strategy Tie to Our Executive Compensation Program

As a professional services firm, our business relies on the expertise and capabilities of our colleagues to lead in ways that meet our clients' needs and, in turn, promote the long-term interests of our stockholders. We have designed our executive compensation program to achieve our business objectives and attract, motivate and retain highly talented individuals.

We continued to evaluate performance in our executive compensation program against the following long-term financial and strategic objectives:

- **Deliver** on financial objectives.
- **Generate** top line growth through innovation and organic investments.
- **Focus** on strategic priorities, including mergers and acquisitions, technology and innovation.
- **Execute** a balanced capital management strategy.
- **Make** Marsh a great place to work.
- **Promote** a culture of integrity.

The financial performance measures used in our executive compensation program, which include Company and business net operating income, EPS growth and relative TSR, are defined in "Definitions of Financial Performance Measures" on page 48.

The strength of our financial performance and strategic accomplishments over the past five years is reflected in our TSR. The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2025 of Marsh common stock with the S&P 500 Stock Index and the S&P 500 Financials Index, assuming an investment of $100 on December 31, 2020.

Comparison of Cumulative Total Stockholder Return
($100 invested 12/31/20 with dividends reinvested)



	2020	2021	2022	2023	2024	2025
Marsh & McLennan Companies, Inc.	100	151	146	169	192	171
S&P 500	100	129	105	133	166	196
S&P 500 Financials	100	135	121	135	176	203

Table of Contents

Corporate Governance

We describe key features of the Company's corporate governance environment below and in the next section of this proxy statement, captioned "Board of Directors and Committees." Our key corporate governance materials are available online at corporate.marsh.com/about/corporate-governance.html.

Overview

Our Board currently has thirteen (13) members, including H. Edward Hanway, our Independent Chair, and John Q. Doyle, our President and Chief Executive Officer. Mr. Doyle is the only member of management who serves as a director. As described in more detail under "Board of Directors and Committees," our Board maintains an Audit Committee, a Compensation Committee, a Directors and Governance Committee, a Finance Committee, a Business Responsibility Committee and an Executive Committee.

Corporate Governance Practices

The Company is committed to best practices in corporate governance. Highlights of our corporate governance practices are described below.

Board Structure

- **Board Independence.** All of the Company's directors are independent, with the exception of our CEO, who is the only member of management serving on the Board.
- **Independent Chair.** The Company maintains separate roles of chief executive officer and Board chair as a matter of policy. An independent director acts as Board chair.

Election of Directors

- **Annual Election of Directors.** The Company's charter provides for the annual election of directors.
- **Majority Voting in Director Elections.** The Company's bylaws provide that, in uncontested elections, director candidates must be elected by a majority of the votes cast. Each director candidate has previously tendered an irrevocable resignation that will be effective upon his or her failure to receive the requisite votes and the Board's acceptance of such resignation.

Proxy Access

- **Proxy Access.** The Company's bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws.

Right of Stockholders to Call Special Meetings

- **Stockholder Right to Call Special Meetings.** The Company's bylaws allow holders of record of at least 20% of the voting power of the Company's outstanding common stock to call a special meeting.

Stockholder Rights Plan

- **No Poison Pill.** The Company does not have a stockholder rights plan in place.

Compensation Practices

- **Compensation Structure for Independent Directors.** The Company's director compensation structure is transparent to investors and does not provide for meeting fees or retainers for non-chair committee membership.
- **Cap on Executive Severance Payments.** The Company is required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99x the executive's base salary and three-year average annual bonus award. Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, as described in "Severance Arrangements" on page 51.
- **"Double-Trigger" Condition for Vesting of Equity-Based Awards following a Change in Control.** Our equity-based awards contain a "double-trigger" vesting provision, which requires both a change in control of the Company and a specified termination of employment in order for vesting to be accelerated.

- **"Clawback" Policies.** We maintain a compensation clawback policy for senior executives that provides for the mandatory recoupment of erroneously awarded compensation in the event of a financial restatement in accordance with Securities and Exchange Commission rules and New York Stock Exchange listing standards. The Compensation Committee adopted an additional clawback policy for senior executives which provides for the recoupment of certain incentive compensation in the event of detrimental conduct by such senior executive. The Compensation Committee has the discretion to determine the manner and amount of incentive compensation to be clawed back pursuant to the policy.

Equity Ownership, Holding Requirements and Insider Trading

- **Senior Executive Equity Ownership and Holding Requirements.** The Company requires senior executives to hold shares or stock units of our common stock (excluding performance stock units) with a value equal to a multiple of base salary. The multiple for our Chief Executive Officer is six, and the multiple for our other senior executives is three. Senior executives are required to hold shares of the Company's common stock acquired in connection with equity-based awards until they reach their ownership multiple and may not sell any shares of the Company's common stock unless they maintain their ownership multiple (other than to meet tax withholding obligations or to pay the exercise price for options). Stock options (whether vested or unvested) are not counted in the ownership calculation. Additionally, outstanding performance stock units, which have a variable payout based on performance, are excluded from the calculation of ownership needed to satisfy the guidelines.

- **Director Equity Ownership and Holding Requirements.** Directors are required to acquire over time, and thereafter hold (directly or indirectly), shares or stock units of our common stock with a value equal to at least 5x the Board's basic annual retainer. Directors may not sell shares of the Company's common stock until this ownership threshold is attained.

- **Insider Trading Policies.** We have adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of securities of the Company by our directors, executive officers and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as the NYSE listed company rules.

Guidelines for Corporate Governance

The Company and the Board formally express many of our governance policies through our Guidelines for Corporate Governance (our "Governance Guidelines"). The Governance Guidelines are posted on our website at corporate.marsh.com/about/corporate-governance.html.

The Governance Guidelines summarize certain policies and practices designed to assist the Board in fulfilling its fiduciary obligations to the Company's stockholders, including the following (parenthetical references are to the relevant section of the Governance Guidelines):

- The Board's responsibility, alongside management, for setting the "tone at the top" and overseeing management's strategy to promote a culture of integrity throughout the Company. (Section A)
- Specific Board functions (Section B), such as:

Corporate Focus
  - reviewing, monitoring and, where appropriate, approving the Company's strategic and operating plans, fundamental financial objectives and major corporate actions;
  - assessing major risks facing the Company and reviewing enterprise risk management ("ERM") programs and processes;
  - overseeing the integrity of the Company's financial statements and financial reporting processes;
  - reviewing processes to maintain the Company's compliance with legal and ethical standards; and
  - reviewing and monitoring the effectiveness of the Company's corporate governance practices.

Corporate Governance (Continued)

Management Focus
- selecting the CEO and planning for succession;
- regularly evaluating the performance of, and determining the compensation paid to, the CEO; and
- providing oversight and guidance regarding the selection, evaluation, development, succession and compensation of other senior executives.

- Succession planning and management development. (Section C)
- Director qualification standards and director independence. (Sections D.2 and D.3)
- Board service limits of four public company boards for independent directors, and two public company boards for directors who also serve as a named executive officer of a public company. (Section D.5)
- Majority voting in director elections. (Section E.3)
- Resignation and retirement requirements for independent directors. (Section E.5)
- Separation of chairman and CEO roles. (Section F.2)
- Executive sessions of independent directors at every regularly scheduled in-person meeting of the Board. (Section H.3)
- Annual Board review of the Company's long-term strategic plan and the strategic plans of the Company's businesses. (Section H.4)
- Board access to management and professional advisors. (Section I)
- Director stock ownership requirements. (Section K.2)
- Prohibition on directors' hedging and pledging Company securities. (Section K.3)
- Annual Board and committee evaluations. (Section L)
- Policy on interested stockholder transactions. (Section O)

Stockholder Engagement Program

Our stockholder engagement program is a comprehensive, year-round process that incorporates an analysis of our annual meeting results and focuses on key topics of importance to our shareholders. The program is designed to build and maintain strong relationships so we can better understand investor perspectives and priorities. We engage with shareholders on a variety of topics, including our executive compensation and corporate governance programs, as well as business responsibility and sustainability. At Marsh, the stockholder engagement program complements the work performed by our Investor Relations team in regularly communicating with our shareholders, including through investor conferences and meetings. The program is designed to encompass a dialogue with our shareholders on several levels, including (i) periodic virtual or telephonic meetings with our larger institutional shareholders, involving, as appropriate, direct engagement with members of the Board; (ii) responses to shareholder questions; (iii) discussions with proponents of stockholder proposals; and (iv) engagement with proxy advisory firms.

Feedback received during the engagement process helps shape our practices and is shared with senior executives, the Board and its committees, including the Directors and Governance Committee. We are committed to ongoing engagement with our shareholders, and we intend to continue these outreach efforts.

Corporate Governance (Continued)

Risk Oversight

It is the responsibility of the Company's senior management to assess and manage our exposure to risk and to review with the Board the most material risks facing the Company. Our annual enterprise risk management review process consists of a bottom-up review of all material risks facing Marsh, with business risk committees ultimately escalating risks to the Marsh Risk Committee and a top-down review of all material risks facing the company through Board and Executive Committee risk assessments. The Board oversees risk management directly and through its committees. The Board believes its approach to risk oversight allows it to appropriately allocate oversight responsibilities among and between the full Board and its committees.

Annually, the Board reviews management's assessment of the Company's key enterprise risks. Senior management then briefs the Board on its strategy with respect to each risk and provides a mid-year status update and a report at year-end. The Board also receives updates from management on specific risks throughout the year, including geopolitical and macroeconomic, cybersecurity, regulatory and human capital management.

The Audit Committee regularly reviews the Company's policies and practices with respect to risk assessment and risk management, including cybersecurity risk and artificial intelligence. The Directors and Governance Committee considers risks related to CEO succession planning, the Compensation Committee considers risks relating to the design of executive compensation programs and arrangements and the Business Responsibility Committee considers risks related to business responsibility initiatives, including the evolving regulatory environment for sustainability matters and our policies and practices regarding political contributions. See the discussion under "Committees" on page 14 for additional information about the Board's committees.

Business Responsibility Oversight and Activities

The Company has a Management Business Responsibility Committee that supports the Marsh Board and senior executives in identifying, aligning and prioritizing new and existing business responsibility objectives across Marsh. Our 2025 Business Responsibility Report is available on our website at corporate.marsh.com/about/business-responsibility.html and discloses against aspects of the International Sustainability Standards Board (ISSB) International Financial Reporting Standards (IFRS), which incorporate the recommendations of the TCFD Task Force on Climate-related Financial Disclosures (TCFD), Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) standards. Our Business Responsibility Report and our website are not deemed part of this proxy statement and are not incorporated by reference.

The Board oversees the Company's business responsibility initiatives and strategies primarily through its committees.

Business Responsibility Committee. The Business Responsibility Committee oversees the Company's (1) approach to environmental stewardship and sustainability, (2) strategies to foster a vibrant and inclusive culture and (3) responsible business practices, including government relations and public affairs initiatives. It is comprised of members who have been selected based upon their tenure, skills and expertise. The Business Responsibility Committee receives reports at least annually on environmental stewardship and sustainability matters from the Chair of the Company's Management Business Responsibility Committee and the Senior Director of Sustainability, on topics impacting our company culture from the Company's Chief People Officer, and on governmental relations and public affairs initiatives including our policies around political contributions from the Chief Public Affairs Officer. The Business Responsibility Committee coordinates with the Directors and Governance Committee and the Compensation Committee on areas of oversight covered by both committees.

Compensation Committee. The Compensation Committee has responsibility to review certain key human resource strategic activities, including those relating to talent management, succession planning, training and recruitment. The Compensation Committee receives annual reports on relevant topics from the Company's Chief People Officer.

Directors and Governance Committee. The Directors and Governance Committee takes a leadership role in shaping the Company's corporate governance principles and practices. It receives regular updates on governance practices and developments from the Company's General Counsel.

Audit Committee. The Audit Committee has responsibility for the Company's policies, systems and controls designed to promote ethical behavior and compliance with applicable legal and regulatory requirements. It receives regular updates from the Company's Chief Compliance Officer, Head of Internal Audit and Global Controller.

Corporate Governance (Continued)

Following each committee meeting, the respective committee chair reports on the meeting to the full Board. See the discussion under "Committees" on page 14 for additional information about the Board's committees.

Management Business Responsibility Committee. An internal committee with members drawn from across the Company's senior management helps coordinate the Company's business responsibility. Members are drawn from senior management across our four global businesses and corporate departments, with our Deputy General Counsel, Chief Compliance Officer and Corporate Secretary serving as Chair.

Codes of Conduct

Our reputation is fundamental to our business. The Company's directors, senior executives and colleagues are expected to act ethically at all times. The Company's codes of conduct and ethics are posted on the Company's website at corporate.marsh.com.

The Greater Good

Our Code of Conduct, *The Greater Good*, is the cornerstone of our culture of integrity. Available in 13 languages, it underpins our values, ethical commitments and standards of business integrity and professionalism. It provides guidance on many topics including anti-corruption, data handling, conflicts of interest, trade sanctions and anti-money laundering and is aligned around three key pillars: (1) Win With Integrity, (2) You Are Never Alone, and (3) Speak Up.

The Greater Good applies to all of our directors, officers and other colleagues and requires the Company's agents, subcontractors and suppliers to comply with relevant aspects of our compliance policies. Each year, the Company's directors and senior executives certify their commitment to *The Greater Good*.

The Greater Good supports colleagues in making decisions in situations where it may not be clear — or easy. Our colleagues are provided with comprehensive training and communication of *The Greater Good*, including through our digital integrity hub. We have also deployed a one-click desktop shortcut on every company computer and mobile device to allow colleagues to seamlessly engage with our Code of Conduct.

Code of Ethics for the CEO and Senior Financial Officers

The Company has also adopted an additional Code of Ethics for the Chief Executive Officer and Senior Financial Officers, which applies to our chief executive officer, chief financial officer and controller. We will disclose any amendments to, or waivers of, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers on our website at corporate.marsh.com within four business days.

CEO Succession Planning and Succession Planning for Senior Executives

The Board believes that planning for CEO succession is one of its most important responsibilities. CEO succession planning is regularly discussed at Board meetings and in executive sessions. In addition, every year our CEO and Chief People Officer review with the Board potential internal candidates, including their qualifications, experience and development. At least annually, independent directors meet with the CEO to discuss potential successor candidates and their qualifications, experience and preparedness. The Board, taking into account the recommendations of the Directors and Governance Committee, approves and maintains a succession plan for the CEO. A confidential procedure is also maintained for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or his sudden incapacitation or departure.

The Board also believes that planning for succession below the CEO level is a key responsibility. The CEO periodically reviews with the independent directors the performance of senior executives and their qualifications, experience and development. The Compensation Committee has responsibility for reviewing the Company's executive talent review process for senior executives. Every year, our Chief People Officer and CEO review with the Compensation Committee and full Board succession plans for direct reports to the CEO and other key executive positions.

Corporate Governance (Continued)

Directors engage with senior executives and others at Board, committee and preparatory meetings. Directors also interact with senior executives and others in less formal settings to allow directors to personally assess potential candidates for CEO and senior executive roles.

Director Recruitment, Nomination and Succession Planning

The Board, taking into account the recommendation of the Directors and Governance Committee, is responsible for nominating a slate of director candidates for election at the Company's annual meeting of stockholders.

Director Recruitment

The Board has delegated to the Directors and Governance Committee the authority to identify, consider and recommend to the Board potential new director candidates. An overview of the Board's director recruitment process is provided below.

Overview of Director Recruitment Process

Evaluate Board Composition

- The Directors and Governance Committee reviews Board composition at least annually
- The Committee reviews with the Board periodically the skills and characteristics to be sought in director candidates

Identify Pool of Candidates

- Candidates may be recommended by search firms engaged by the Committee, other directors and stockholders

Assess Potential Candidates

- Potential candidates are evaluated against the "Director Qualifications" on page 10 and the skills and experiences shown in the "Director Skills and Experience" matrix on page 11, as well as for independence and potential conflicts
- Members of the Directors and Governance Committee and other directors meet with potential candidates

Recommend Candidates for Approval

- The Directors and Governance Committee recommends candidates to the Board for approval
- Stockholders vote on director nominees at the annual meeting of stockholders

Director Nomination Planning

As part of the process for nominating director candidates, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our business and represent stockholder interests. In deciding whether to nominate an incumbent director for re-election, the Board considers many factors, including the criteria described under "Director Qualifications" on page 10, as well as his or her length of service and performance on the Board.

Corporate Governance

Director Succession Planning

The Board is committed to effective succession planning. The Directors and Governance Committee has responsibility to review the composition and structure of the Board as a whole, taking into account such factors as the Board's current mix and diversity of skills, backgrounds and experiences, and to make recommendations to the Board as appropriate. In its review of Board composition, the Directors and Governance Committee considers succession planning in light of factors such as skills needed and upcoming retirements and other potential departures.

Changes in Directors Since the Last Annual Meeting of Stockholders

Bruce Broussard and Peter Harrison joined the Board in July 2025 and February 2026, respectively. They were identified and recommended to the Directors and Governance Committee by a search firm retained by the Committee. In addition to identifying and providing information on a number of potential director candidates during the process, the search firm reviewed and provided information about Mr. Broussard and Mr. Harrison for review by the Committee and the Board.

Director Orientation and Continuing Education

New directors participate in an orientation program throughout their first year on the Board to familiarize them with the Company's business, strategy, finances, policies, corporate governance practices and culture. The orientation program includes one-on-one meetings with the Company's senior executives and comprehensive background materials including our code of conduct, *The Greater Good.* Directors certify their commitment to *The Greater Good* when they join the Board and every year thereafter. Orientation sessions with key advisors are provided for incoming Audit and Compensation Committee members. Orientation sessions are also tailored upon request to meet directors' needs and interests.

Directors are also encouraged to participate in continuing education programs. Continuing education programs may be part of regular Board or committee meetings or third-party presentations. Additionally, the Company provides directors with access to third-party resources that provide updates on issues and programs relevant to public companies and their directors.

Director Independence

The Board has determined that all directors other than Mr. Doyle are independent under the New York Stock Exchange ("NYSE") listed company rules and the standards set forth in the Governance Guidelines. Therefore, the Board has satisfied the objective, set forth in the Governance Guidelines, that a substantial majority of the Company's directors be independent of management.

For a director to be considered independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The Board has established standards to assist it in making determinations of director independence. These standards conform to, or are more exacting than, the independence requirements provided in the NYSE listed company rules. The Company's director independence standards are set forth as Annex A to our Governance Guidelines.

All members of the Audit, Compensation and Directors and Governance Committees must be independent directors under the NYSE listed company rules and the standards set forth in the Company's Governance Guidelines. Members of the Audit Committee must also satisfy a separate Securities and Exchange Commission ("SEC") and NYSE independence requirement, which provides that they may not be affiliates and may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than compensation received in their capacity as members of the Board or any committee of the Board. The Board evaluated each member of the Audit Committee and determined that they meet the separate SEC and NYSE independence requirement. The Board also evaluated each member of the Compensation Committee under the additional NYSE compensation committee member independence standards and determined that these members qualify as "non-employee directors" (as defined under Rule 16b-3 under the Securities Exchange Act of 1934).

Under our Governance Guidelines, if a director whom the Board has deemed independent has a change in circumstances or relationships that might cause the Board to reconsider that determination, the director must immediately notify the Independent Chair and the chair of the Directors and Governance Committee.

Corporate Governance ^(Continued)

Review of Related Person Transactions

The Company maintains a written Policy Regarding Related Person Transactions, which sets forth standards and procedures for the review and approval of transactions between the Company and related persons. The policy is administered by the Directors and Governance Committee with assistance from the Company's Corporate Secretary.

In determining whether to approve a related person transaction, the Directors and Governance Committee will review the facts and circumstances including: the commercial reasonableness of the transaction; the benefits of the transaction to the Company; the availability of other sources for the products or services involved in the transaction; the materiality and nature of the related person's direct or indirect interest in the transaction; the potential public perception of the transaction and the potential impact of the transaction on the independence of any of the Company's directors. The Directors and Governance Committee will approve a related person transaction only if the Committee determines that the related person transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

If the Directors and Governance Committee determines not to approve a related person transaction, the transaction will not be entered into or continued. No member of the Directors and Governance Committee will participate in any review or determination if the Committee member or any of his or her immediate family members is the related person.

Sophie McGivney, Mark McGivney's daughter, is an Associate at Oliver Wyman. In 2025, Ms. McGivney received compensation totaling approximately $210,000.

Stockholder Recommendations and Nominations for Director Candidates

Stockholders may recommend or nominate director candidates in writing to the Company's Corporate Secretary. All stockholder recommendations for director candidates are considered, and they are evaluated in the same manner as other director candidates. Recommendations should be delivered to the Company's Corporate Secretary at our principal executive offices: Marsh, Attn: Directors and Governance Committee, c/o Corporate Secretary, 1166 Avenue of the Americas, New York, New York 10036-2774.

Stockholder nominations for director elections must meet the requirements described in Article III of our bylaws. The notice of nomination also must meet bylaw requirements, including as the procedures and information required. See the discussion under "Submission of Stockholder Proposals and Other Items of Business for 2027 Annual Meeting" on page 87.

Director Election Voting Standard

The Company's bylaws provide that, in an uncontested election of directors, such as this one, where the number of nominees does not exceed the number of directors to be elected, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board.

In connection with the Company's majority voting standard for director elections, the Board has adopted the following procedures, which are set forth more fully in Section E.3 of our Governance Guidelines:

- The Board shall nominate for election only director candidates who agree to tender to the Board an irrevocable resignation that will be effective upon (i) a director's failure to receive the required number of votes for re-election at the next meeting of stockholders at which he or she faces re-election and (ii) the Board's acceptance of such resignation.

- Following a meeting of stockholders at which an incumbent director who was a nominee for re-election does not receive the required number of votes for election, the Directors and Governance Committee shall make a recommendation to the Board as to whether to accept or reject such director's resignation. Within 90 days following the certification of the election results, the Board, taking into account the recommendation of the Directors and Governance Committee and any other factors and information it deems relevant, shall decide whether to accept or reject the director's resignation and shall publicly disclose that decision and its rationale.

- If the Board accepts a director's resignation, the Directors and Governance Committee will recommend to the Board whether to fill the resulting vacant Board seat or reduce the size of the Board.

- If the Board rejects a director's resignation, such director will, in accordance with Delaware law, continue in office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

Communicating with Directors

Holders of the Company's common stock and other interested parties may send communications to the Board of Directors, the Independent Chair, any other director or the independent directors as a group by mail (addressed to Corporate Secretary, at the address shown below), online at ethicscomplianceline.com or by telephone (local dialing instructions can be found at ethicscomplianceline.com). Items unrelated to the directors' duties and responsibilities as Board members may be excluded by the Corporate Secretary, including solicitations and advertisements, product-related communications, surveys and job referral materials such as resumes.

Communicating Concerns Regarding Accounting Matters

The Audit Committee of the Board has established procedures to enable anyone who has a concern about the Company's accounting, internal accounting controls or auditing practices to communicate that concern directly to the Audit Committee. These communications, which may be made on a confidential or anonymous basis, may be submitted in writing, by telephone or online as follows:

By mail to:

Marsh
Audit Committee of the Board of Directors
c/o Corporate Secretary
1166 Avenue of the Americas, Legal Department
New York, New York 10036-2774

By telephone or online:

Go to this website for dialing instructions or to raise a concern online:

ethicscomplianceline.com

Further details of the Company's procedures for handling complaints and concerns of colleagues and other interested parties regarding accounting matters are posted on our website at corporate.marsh.com/about/corporate-governance.html.

Company policy prohibits retaliation against anyone who raises a concern in good faith.

Board of Directors and Committees

Board Composition, Leadership and Size

At the 2026 annual meeting, stockholders will vote on the election of thirteen (13) directors. H. Edward Hanway currently serves as the Board's Independent Chair.

The only member of management who serves on the Board is John Q. Doyle, the Company's President and Chief Executive Officer. The position of Chair of the Board has been held by an independent director since 2005. The Board believes that this currently is the best leadership structure for the Company.



Key Director Statistics

66
Average Age
- 50s
- 60s
- 70s

8 YRS
Average Tenure
- 0 – 6
- 7 –14
- 15+

92%
Independent
- Independent
- Not Independent

Key Director Statistics as of May 21, 2026

| **Annual review** of **board composition** including **skills and characteristics** to be sought in candidates | In the past **7 years**, we have appointed **7 independent directors** | As of our 2026 annual meeting, we expect **31% of our Board to be women** and **69% to be men** | · **2** of our directors **identify as African American/Black**
· **1** of our directors **identifies as LGBTQ+** |

Director Qualifications

As provided in our Governance Guidelines, all directors must demonstrate the highest standards of ethics and integrity, must be independent thinkers with strong analytical ability and must be committed to representing all of the Company's stockholders rather than any particular interest group. In addition to these characteristics, our Governance Guidelines provide that each director candidate be evaluated by the Board against the following criteria: (1) the candidate's personal and professional reputation and background; (2) the candidate's knowledge and experience with the company's businesses and industries; (3) the candidate's experience with businesses or other organizations comparable to the Company in terms of size or complexity; (4) the interplay of the candidate's skills and experience with those of the incumbent directors; (5) the extent to which the candidate would provide substantive expertise that is currently sought by the Board or any committees of the Board; (6) the candidate's ability to commit the time necessary to fulfill a director's responsibilities; (7) relevant legal and regulatory requirements and evolving best practices in corporate governance; (8) the personal and professional experiences of each candidate and (9) any other criteria the Board deems appropriate.

Board of Directors and Committees (Continued)

Director Skills and Experience

As a global professional services firm offering clients advice and solutions in risk, strategy and people, the eight areas of expertise described in the chart below support our business and strategy. While each director possesses other relevant skills and experience, the chart below identifies the eight principal skills that the Directors and Governance Committee considered for each director when evaluating that director's experience and qualifications to serve as a director. Additional information about each director's background, business experience and other matters, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company is provided under the heading "Item 1 — Election of Directors" beginning on page 18.

SKILLS AND EXPERIENCE	Mr. Anderson	Mr. Broussard	Mr. Doyle	Mr. Hanway	Mr. Harrison	Ms. Hartmann	Ms. Hopkins	Ms. Ingram	Ms. Lute	Mr. Mills	Mr. Schapiro	Mr. Siegmund	Mr. Yates
Leadership: Business and strategic management experience from service in a significant leadership position, such as a chief executive officer, chief financial officer or other senior leadership role.	●	●	●	●	●	●	●	●	●	●	●	●	●
Financial: Background and experience in finance, accounting, banking, capital markets, financial reporting or economics, including from experience overseeing the preparation of audited financial statements.	●	●	●	●	●	●	●			●	●	●	●
Industry: Experience in the Company's businesses and industries, including insurance, insurance and reinsurance brokerage, consulting, investment or asset management and healthcare.	●	●	●	●	●					●			
International: International background or experience with multinational or global firms, including in growth markets.			●	●	●	●		●	●	●	●	●	
Technology and Cybersecurity: Experience in technology, innovation, data analytics or cybersecurity risks and solutions, particularly as a senior executive.							●	●	●	●			
Business Responsibility: Experience with business responsibility matters, including climate risks, inclusion efforts and governance practices for large companies or institutions.	●				●	●		●			●		●
Government Relations & Regulatory: Experience with government relations, political affairs, regulatory matters or regulated industries, particularly insurance, insurance and reinsurance brokerage and investment or asset management.		●		●				●	●			●	●
Risk Management: Experience in risk management, risk mitigation or strategic planning.	●	●	●			●	●	●			●	●	●

Board of Directors and Committees (Continued)

Board Refreshment

The Board is committed to effective succession planning and refreshment. Seven independent directors have joined in the last seven years, enhancing the Board's breadth and depth of experience. The average tenure of our directors standing for election is eight years. In deciding whether to nominate an incumbent director for re-election, the Board considers many factors, including tenure and an assessment of independence. The Board believes that term limits may arbitrarily deprive the Board of the contributions of directors who have valuable insight, developed over time, into the Company and its industries. The Board believes that a mix of director tenures provides fresh viewpoints, institutional knowledge and historical perspective.

Retirement

Our Governance Guidelines require our independent directors not to stand for re-election at the annual meeting of stockholders following their 75th birthday. Any director who is an employee of the Company will resign from the Board when his or her employment ends.

Attendance

The Board held seven meetings during 2025. The average attendance by directors at meetings of the Board and its committees held during 2025 was approximately 97%. All directors attended at least 75% of the meetings of the Board and committees on which they served. The Board's policy is to have all directors attend the annual meetings of stockholders. All directors who were then directors, attended the 2025 annual meeting of stockholders.

Executive Sessions

Our independent directors meet in executive session without management at regularly scheduled multi-day Board meetings. In 2025 they held six executive sessions, which were presided over by the Independent Chair. In addition, the members of the Audit, Compensation and Directors and Governance Committees meet in executive session without management at regularly scheduled committee meetings.

Board and Committee Evaluations

Our Governance Guidelines provide that the Directors and Governance Committee oversees an annual evaluation of the Board's performance and effectiveness. In addition, the charters for the Audit, Compensation, Directors and Governance, Finance and Business Responsibility Committees provide that each committee evaluates its own performance annually.

Board Evaluations

The annual evaluation of the Board focuses on its contribution to the Company over the preceding year, including areas in which the Board or management believes the Board could enhance its future contributions. More generally, directors are encouraged to make suggestions at any time for improving the Board's practices.

An overview of the Board self-evaluation process is provided below.

Board of Directors and Committees (Continued)

Overview of Board Self-Evaluation Process

Determine Form and Content of Self-Evaluation

- The Directors and Governance Committee determines the form and content of the evaluation each year, taking into account director and stockholder feedback and best practices.

Individual Director Interviews

- The Directors and Governance Committee conducts individual director interviews every other year as part of the evaluation process.

Discuss in Executive Session

- The self-evaluation takes place in executive session using a compilation of unattributed responses, which is provided to directors in advance of the meeting.

Respond to Feedback

- Based on director feedback, changes are considered and, as appropriate, implemented.

For the evaluation of 2025, the Directors and Governance Committee considered the form of the evaluation and determined to use a questionnaire soliciting qualitative commentary and quantitative ratings from each director and to conduct individual director interviews every other year as part of the self-evaluation process.

The questionnaire begins with open-ended discussion questions and also solicits the directors' views on topics such as:

- the Board's key priorities
- the Board's knowledge base
- fulfillment of the Board's and committees' responsibilities
- the Board's interaction with management
- the Board's structure, composition and committees
- the Board's approach to board refreshment
- Board meetings and related processes

Committee Evaluations

The Audit, Compensation, Directors and Governance, Finance and Business Responsibility Committees evaluate their own performance annually pursuant to their respective charters. Material is provided in advance to assist the committee with assessing its performance of its responsibilities under its charter and our Governance Guidelines. These materials include questions for discussion, summaries of the committee's activities and responsibilities and feedback from the Board self-evaluation regarding the committee. Committee self-evaluations are conducted in executive session.

Board of Directors and Committees (Continued)

Committees

Our Board maintains an Audit Committee, a Compensation Committee, a Directors and Governance Committee, a Finance Committee, a Business Responsibility Committee and an Executive Committee to assist the Board in discharging its responsibilities. Following each committee meeting, the respective committee chair reports the highlights of the meeting to the full Board.

Membership on each of the Audit, Compensation and Directors and Governance Committees is limited to independent directors as required by the Company, the NYSE listed company rules and the SEC's independence rules. The Business Responsibility and Finance Committees must consist of a majority of independent directors as required by the Company. Each of these committees is governed by a charter, which is available on our website at corporate.marsh.com/about/corporate-governance.html.

The table below shows current committee assignments and the number of times each committee met in 2025:

Director	Audit	Compensation	Directors and Governance	Finance	Business Responsibility	Executive
Anthony K. Anderson	X(chair)				X	
Bruce Broussard	X					
John Q. Doyle				X		X
H. Edward Hanway		X	X	X	X	X(chair)
Peter Harrison		X		X		
Judith Hartmann	X			X	X	
Deborah C. Hopkins			X	X(chair)		X
Tamara Ingram		X			X(chair)	
Jane H. Lute	X				X	
Steven A. Mills		X(chair)	X			X
Morton O. Schapiro		X	X(chair)			X
Jan Siegmund	X			X		
Lloyd M. Yates		X		X		
2025 Meetings	11	5	5	5	6	0

Audit Committee

The Audit Committee is charged, among other things, with assisting the Board in fulfilling its oversight responsibilities with respect to:

- our financial reporting processes and practices, and the integrity of the Company's financial statements, including reviewing the adequacy and effectiveness of the Company's internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002;

- the qualifications, independence and performance of our independent registered public accounting firm;

- the performance of the Company's internal audit function, including reviewing issues identified in internal audits and management's response, and discussing the annual internal audit plan and staffing;

- the Company's policies and implementation of systems and controls designed to promote ethical behavior;

- compliance by the Company with legal and regulatory requirements;

- the Company's enterprise risk management programs and processes, including cyber risk management and risks related to artificial intelligence, information security, technology and controls; and

- the approval of the Audit Committee Report for our proxy statement.

Board of Directors and Committees (Continued)

The Audit Committee selects, oversees and approves, pursuant to a pre-approval policy, all services to be performed by our independent registered public accounting firm. Additionally, the Audit Committee assesses the scope, staffing, and fees for the annual audit and other audit services provided by our independent registered public accounting firm, as well as whether to appoint a new firm. The Company's independent registered public accounting firm reports to the Audit Committee.

Meeting Schedule. The Audit Committee met eleven times in 2025, including dedicated meetings to review quarterly earnings releases and financial filings with the SEC. The committee engages in regular communications with management to discuss material risk oversight matters. In addition, the Audit Committee regularly meets in separate executive sessions at which only Audit Committee members are present and in separate private sessions with each of management, internal auditors, and our independent registered public accounting firm.

Required Qualifications. The Board has determined that each of the Audit Committee members is independent within the meaning of applicable laws and listing standards. Additionally, all members of the Audit Committee are "financially literate," as required by the NYSE and determined by the Board. The Board has determined that Anthony K. Anderson, Bruce Broussard, Judith Hartmann and Jan Siegmund have the requisite qualifications to satisfy the SEC definition of "audit committee financial expert."

Compensation Committee

The primary responsibilities of the Compensation Committee are to:

- evaluate the performance and determine the compensation of our chief executive officer;

- review and approve the compensation of our other senior executives;

- review from time to time the Company's compensation strategy in light of the Company's business objectives;

- review certain key human resource strategic activities, including those relating to talent management, succession planning, training and recruitment; and

- oversee and discharge its responsibilities for the Company's incentive compensation plans for our senior executives and equity-based award plans, including the Company's clawback policies.

Meeting Schedule. The Compensation Committee met five times in 2025, including a special meeting in February to complete its annual review of, and make decisions on, executive compensation. Decisions relating to significant matters are usually presented to the Compensation Committee and discussed at more than one meeting to allow for full consideration of the implications and possible alternatives before a final decision is made. The Compensation Committee receives support from its independent compensation consultant and the Company's management, including the Company's human resources staff, as described below. At each of its meetings, the Compensation Committee meets in executive session and without management present. The independent compensation consultant attends portions of the executive sessions.

The Compensation Committee may delegate all or a portion of its duties and responsibilities to the chair of the Compensation Committee or a subcommittee of the Compensation Committee. If necessary, the chair is authorized to take action on behalf of the Compensation Committee between its regularly scheduled meetings, within prescribed guidelines. If any such action is taken, the chair reports such action to the Compensation Committee at its next regularly scheduled meeting.

The Compensation Committee reports its discussions on a regular basis and, where appropriate, reviews its actions, including executive compensation determinations, with the full Board.

Independent Compensation Consultant. The Compensation Committee has engaged Pay Governance LLC as its independent compensation consultant to support the Compensation Committee in performing its duties and to provide analysis and make recommendations to the Compensation Committee regarding our executive compensation program. The independent compensation consultant reports directly to the Compensation Committee and provides advice and analysis solely to the Compensation Committee. The independent compensation consultant supports the Compensation Committee by:

Board of Directors and Committees (Continued)

- participating in meetings and executive sessions of the Compensation Committee to advise the Compensation Committee on specific matters that arise;

- offering objective advice regarding the compensation and policy recommendations presented to the Compensation Committee by the Company's management, including human resources colleagues; and

- providing data regarding the compensation practices of comparable companies.

The Compensation Committee requested and received advice from the independent compensation consultant with respect to all significant matters addressed by the Compensation Committee during 2025. Except for the services provided to the Board, neither the individual compensation consultant nor Pay Governance LLC nor any of its affiliates provided any services to the Company or its affiliates in 2025.

The Compensation Committee assessed the work of Pay Governance LLC during 2025 pursuant to SEC rules and the listing standards of the NYSE and concluded that Pay Governance LLC's work did not raise any conflict of interest.

Company Management. The Company's management, including senior human resources colleagues, supports the Compensation Committee by:

- developing meeting agendas in consultation with the chair of the Compensation Committee and preparing background materials for Compensation Committee meetings;

- making recommendations to the Compensation Committee on the Company's compensation philosophy, governance initiatives and short-term and long-term incentive ("LTI") compensation design, and by providing input regarding the individual performance component of annual bonus awards; and

- responding to actions and initiatives proposed by the Compensation Committee.

In addition, our President and Chief Executive Officer provides recommendations with respect to the compensation of our other senior executives.

Our President and Chief Executive Officer, senior members of the Company's human resources staff and internal legal counsel attended Compensation Committee meetings when invited but were not present for executive sessions or for any discussion of their own compensation.

Timing and Procedures of Equity-Based Compensation Awards. Annual equity-based awards under our LTI compensation program are approved at a prescheduled meeting of the Compensation Committee each February and, consistent with our historical practice, are granted on that same date. The timing of grants was determined by the Compensation Committee to be appropriate to incentivize senior executives to deliver on the Company's strategic objectives for the fiscal year and coincides with our calendar-year compensation and performance review cycle, thereby strengthening the link between pay and performance.

In addition, the Compensation Committee periodically grants restricted stock unit ("RSU") awards to newly hired senior executives and to continuing senior executives for increased responsibilities that accompany changes in position and for retention purposes. These awards are approved at prescheduled meetings of the Compensation Committee. The Compensation Committee has also authorized our President and Chief Executive Officer to make such awards to individuals who are not senior executives, subject to prescribed parameters. These awards are granted on the first calendar day of the month following approval of the award by the Compensation Committee or our President and Chief Executive Officer, as applicable. In the event that an award is approved prior to an individual's employment start date with the Company, the award will be granted on the first calendar day of the first month on or following the individual's employment start date; however, if an award is approved contingent on the award recipient providing documentation supporting the forfeiture of compensation from a former employer and that documentation has not been provided as of the individual's employment start date, the award will be granted on the first calendar day of the month following the provision of such documentation and acceptance by the Company.

Typically, equity-based awards are denominated as a dollar value and then converted into a number of PSUs, RSUs or stock options. The number of PSUs or RSUs is determined based on the fair market value of the Company's common stock. The number of stock options is determined based on the grant date fair value of a stock option to purchase a share of the Company's common stock. The grant date fair value of stock options, PSUs or RSUs is determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("FASB ASC Topic 718"). We believe that our equity-based compensation grant procedures effectively protect against the manipulation of grant timing for employee gain.

Board of Directors and Committees

Under the 2020 Incentive Stock and Stock Award Plan, the fair market value of the Company's common stock is defined as the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date. Under the Amended and Restated 2020 Incentive and Stock Award Plan, the fair market value of the Company's common stock is defined as the closing price of the Company's common stock on the trading day immediately preceding the grant date.

The Company does not grant stock options or PSUs to our executive officers in anticipation of the release of significant earnings announcements or other material non-public information ("MNPI") likely to result in changes to the price of our common shares. Similarly, we do not time the release of MNPI based on equity award grant dates. In the event MNPI becomes known to the Compensation Committee prior to granting an equity award, the Compensation Committee will take the existence of such information into consideration and use its business judgment to determine whether to delay the grant of equity to avoid any appearance of impropriety.

The Company's human resources staff regularly monitors, and updates the Compensation Committee on, the use of shares of the Company's common stock for equity-based awards and the number of shares available for future awards under our equity-based compensation plans. As part of the process of granting annual LTI compensation, the Compensation Committee considers share use and equity run rate (a measure of the potential dilutive impact of the Company's equity award program, defined as the number of shares underlying awards granted plus the number of shares underlying awards assumed upon acquisition (if any), divided by weighted average common shares outstanding) so that annual LTI awards, and the extent to which shares of the Company's common stock are used for those awards, are maintained at a reasonable level.

Directors and Governance Committee

The Directors and Governance Committee's duties and responsibilities include, among other things:

- assisting the Board by identifying, considering and recommending, consistent with criteria approved by the Board, qualified candidates for election as directors, including the slate of directors to be nominated by the Board for election at the Company's annual meeting of stockholders;

- recommending Board committee assignments;

- overseeing the development and implementation of succession planning for the Company's chief executive officer; and

- taking a leadership role in shaping the Company's corporate governance, including developing and recommending to the Board the Company's Guidelines for Corporate Governance.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board concerning, among other matters, the Company's capital structure, capital management and methods of corporate finance (including proposed issuances of securities or other financing transactions) and proposed acquisitions, divestitures or other strategic transactions.

Business Responsibility Committee

The Business Responsibility Committee's purpose is to oversee the Company's (1) approach to environmental stewardship and sustainability, (2) strategies to foster a vibrant and inclusive culture and (3) responsible business practices, including government relations and public affairs initiatives. The Business Responsibility Committee receives at least annual updates on business responsibility and reports to the Board on a regular basis. The Business Responsibility Committee also receives a comprehensive report and briefing on Government Relations activities, including lobbying and advocacy, at least annually.

Executive Committee

The Executive Committee is empowered to act for the full Board during the intervals between Board meetings, except with respect to matters that, under Delaware law or the Company's bylaws, may not be delegated to a committee of the Board. The Executive Committee meets as necessary, with all actions taken by the Committee reported at the next Board meeting.

Election of Directors

Item 1:
Election of Directors

At the 2026 annual meeting, stockholders will vote on the election of the thirteen (13) nominees listed on the following page for a one-year term. As described under "Director Recruitment, Nomination and Succession Planning" on page 6, Mr. Broussard and Mr. Harrison joined the Board in July 2025 and February 2026, respectively, and they will appear on the ballot for the first time.

The Board has nominated each of these individuals to serve until the 2027 annual meeting. Each nominee has indicated that he or she will serve if elected. We do not anticipate that any of the nominees will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board or the Board may reduce its size. Each director holds office until his or her successor has been duly elected and qualified or his or her earlier resignation, death or removal.

In nominating the following slate of director candidates for election at the Company's annual meeting of stockholders, the Board has evaluated each nominee by reference to the criteria described above on pages 10 and 11 under the headings "Director Qualifications" and "Director Skills and Experience." In addition, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our businesses and represent stockholder interests.

The following section contains information provided by the nominees about their principal occupations, business experience and other matters, including their current committee assignments, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company.

The Board of Directors Recommend That You Vote For All of The Director Nominees.

Election of Directors (Continued)

Name / Age	Director Since	Background	Independent	Other Public Company Boards	Committees
Anthony K. Anderson, 70	2016	Former Vice Chair and Midwest Area Managing Partner of Ernst & Young LLP	Yes	—	Audit (Chair) Business Responsibility
Bruce Broussard, 63	2025	Interim Chief Executive Officer of HP Inc., Former President and Chief Executive Officer of Humana and former Chief Executive Officer of McKesson Specialty/US Oncology	Yes	1	Audit
John Q. Doyle, 62	2023	President and Chief Executive Officer of Marsh	No	—	Executive Finance
H. Edward Hanway, 74	2010	Former Chairman and Chief Executive Officer of CIGNA Corporation	Yes	—	Business Responsibility Compensation Directors and Governance Executive (Chair) Finance
Peter Harrison, 59	2026	Former Chief Executive Officer of Schroders, and Former Chairman and Chief Executive Officer of RWC Partners	Yes	2	Compensation Finance
Judith Hartmann, 56	2023	Executive Board Member of Bayer AG. Former Operating Partner of Sandbrook Capital and Former Deputy Chief Executive Officer and Chief Financial Officer of ENGIE	Yes	—	Audit Business Responsibility Finance
Deborah C. Hopkins, 71	2017	Former Chief Executive Officer of Citi Ventures, Former Chief Innovation Officer of Citigroup	Yes	1	Directors and Governance Executive Finance (Chair)
Tamara Ingram, 65	2019	Former Global Chairman of Wunderman Thompson	Yes	3	Business Responsibility (Chair) Compensation
Jane H. Lute, 69	2020	Strategic Director of SICPA North America	Yes	2	Audit Business Responsibility
Steven A. Mills, 74	2011	Former Executive Vice President of Software & Systems of International Business Machines Corporation (IBM)	Yes	—	Compensation (Chair) Directors and Governance Executive

Election of Directors (Continued)

Name / Age	Director Since	Background	Independent	Other Public Company Boards	Committees
Morton O. Schapiro, 72	2002	Executive Vice President and Senior Advisor of TWG Global and President Emeritus, Northwestern University	Yes	—	Compensation Directors and Governance (Chair) Executive
Jan Siegmund, 61	2024	Former Chief Financial Officer of Cognizant Technology Solutions and Corporate Vice President and Chief Financial Officer of Automatic Data Processing (ADP)	Yes	1	Audit Finance
Lloyd M. Yates, 65	2011	President and Chief Executive Officer of NiSource Inc.	Yes	1	Compensation Finance

Election of Directors (Continued)

Anthony K. Anderson



Director Since: 2016

Age: 70

Other Public Company Boards:
N/A

Past Five Years:
AAR Corp.
Avery Dennison Corporation
Exelon Corporation

Committees:
Audit (Chair)
Business Responsibility

Key Skills and Experience:
Leadership
Financial
Industry
Business Responsibility
Risk Management

Business Experience: Mr. Anderson served as Vice Chair and Midwest Area Managing Partner of Ernst & Young LLP from 2006 until his retirement in April 2012. He joined Ernst & Young in 1977 and held various management positions during his 35-year career there. Mr. Anderson served on the Board of the Federal Reserve Bank of Chicago from 2008 to 2010. He is a member of the American, California and Illinois Institutes of Certified Public Accountants. Mr. Anderson is a former director of Avery Dennison Corporation, Exelon Corporation, AAR Corporation and First American Financial Corporation.

Qualifications: We believe Mr. Anderson's qualifications to serve on our Board include his significant experience as an audit partner serving insurance and insurance brokerage entities, his corporate governance experience from serving as a director on other public company boards and his leadership and management experience with a global professional services organization.

Bruce Broussard



Director Since: 2025

Age: 63

Other Public Company Boards:
HP, Inc.

Past Five Years:
Humana, Inc.
Keycorp

Committees:
Audit

Key Skills and Experience:
Leadership
Financial
Industry
Government Relations & Regulatory
Risk Management

Business Experience: Bruce Broussard has served as interim Chief Executive Officer at HP, Inc. since 2026. He served as President and Chief Executive Officer of Humana Inc., a leading healthcare company, from 2013 through 2024. During his tenure, he led Humana through a period of significant transformation and growth, evolving it into an integrated health services organization with a strong focus on senior care. Prior to Humana, Mr. Broussard was Chief Executive Officer of McKesson Specialty/US Oncology, Inc., where he held senior leadership roles for over a decade—including CFO, President, CEO, and Chairman, guiding the company through substantial expansion and its eventual acquisition by McKesson. Mr. Broussard also serves on the board of directors of HP Inc., where he is also Interim CEO. He is on the board of directors of Cleveland Clinic and is Interim CEO of HP Inc. Additionally, Mr. Broussard holds leadership positions in numerous advocacy organizations, including The Business Council and the American Heart Association's CEO Roundtable. He is also the Chair of the Board of Directors of the Trust for the National Mall, a nonprofit philanthropic partner of the National Park Service dedicated to restoring and preserving the National Mall.

Qualifications: We believe Mr. Broussard's qualifications to sit on our Board include his extensive leadership and financial experience at large multinational companies, including as chief executive officer and chief financial officer, together with his background in relevant sectors such as insurance and healthcare, which provide our Board with insight into important areas in which the Company conducts business.

John Q. Doyle



Director Since: 2023

Age: 62

Other Public Company Boards:
N/A

Committees:
Executive
Finance

Key Skills and Experience:
Leadership
Financial
Industry
International
Risk Management

Business Experience: Mr. Doyle is President and CEO of Marsh. Previously, from 2021 to 2022, he served as Group President and Chief Operating Officer, responsible for the strategy and operational objectives of the company's four global businesses. John joined in 2016 as President of Marsh Risk, which he subsequently led as President and CEO from 2017 to 2021. John has 40 years of leadership experience in professional and financial services. He began his career at AIG, where he held several executive-level positions. John serves as the Chairman of the United States Treasury's Federal Advisory Committee on Insurance, as a member of the Business Roundtable, on the Board of Directors of the Partnership for New York City and on the Board of Overseers of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science at St. John's University. He is a Trustee of the Inner-City Scholarship Fund, and a member of the Board of the New York Police and Fire Widows' and Children's Benefit Fund.

Qualifications: As the only member of the Company's management team on the Board, Mr. Doyle's presence on the Board provides directors with direct access to the Company's chief executive officer and helps facilitate director contact with other members of the Company's senior management.

H. Edward Hanway



Director Since: 2010

Age: 74

Other Public Company Boards:
N/A

Committees:
Business Responsibility
Compensation
Directors and Governance
Executive (Chair)
Finance

Key Skills and Experience:
Leadership
Financial
Industry
International
Government Relations & Regulatory

Business Experience: Mr. Hanway served as Chairman and Chief Executive Officer of CIGNA Corporation from 2000 until his retirement in 2009. From 1999 to 2000, he served as President and Chief Operating Officer of CIGNA. From 1996 to 1999, he was President of CIGNA HealthCare and from 1989 to 1996 was President of CIGNA International. Mr. Hanway is a former member of the Board of Directors of America's Health Insurance Plans (AHIP). He is also a past Chairman of the Council on Affordable Quality Healthcare (CAQH) and has been active in a wide range of issues and initiatives associated with children's health and education. He serves on the Board of Trustees of Drexel Neumann Academy and the Delaware County Community Foundation and was the Chairman of the Faith in the Future Foundation committed to growth of Catholic education in the Archdiocese of Philadelphia.

Qualifications: We believe Mr. Hanway's qualifications to chair our Board include his years of significant leadership experience, including as a chief executive officer in the insurance industry, together with his background in the health and benefits sector, which provide our Board with insight into important areas in which the Company conducts business.

Election of Directors (Continued)

Peter Harrison



Director Since: 2026

Age: 59

Other Public Company Boards:
Lazard, Inc.
Morgan Sindall plc

Past Five Years:
N/A

Committees:
Compensation
Finance

Key Skills and Experience:
Leadership
International
Industry
Financial
Business Responsibility

Business Experience: Mr. Harrison served as Chief Executive Officer of Schroders plc from 2016 to 2024. He was the Global Head of Investment from 2013 to 2016. Before joining Schroders, Mr. Harrison was Chairman and CEO of RWC Partners (now RedWheel) from 2006 to 2013 and Global Chief Investment Officer of Deutsche Bank's various asset management businesses from 2004-2006. Peter began his career at Schroders and later spent time at Newton Investment Management and Flemings/JP Morgan as a Portfolio Manager. Mr. Harrison serves on the Board of Directors of Lazard, Inc., and is Chair of the Board of Directors of Morgan Sindall plc. He is a member of the UK Capital Markets Industry Taskforce and is Chair of Business in the Community, the King's responsible business charity. He also serves on UK Economy Honours Committee and as an advisor of FCLT Global (the non-profit association dedicated to focusing capital on the long term). He previously served as a member of the UK Government's Asset Management Taskforce, and as Chairman of the Board of Directors of the Investment Association.

Qualifications: We believe Mr. Harrison's qualifications to serve on our Board include his years of significant leadership experience, including his chief executive officer experience in the investment and asset management industry, which provide our Board with valuable insight into areas in which the Company conducts business.

Judith Hartmann



Director Since: 2023

Age: 56

Other Public Company Boards:
Ørsted A/S (Term expires April 2026)

Past Five Years:
Suez S.A.
Unilever PLC

Committees:
Audit
Business Responsibility
Finance

Key Skills and Experience:
Leadership
Financial
International
Business Responsibility
Risk Management

Business Experience: Judith Hartmann is a member of the Executive Board of Bayer AG, a leading life sciences company in health and nutrition. She will be appointed as Chief Financial Officer of Bayer AG, effective June 1, 2025. Ms. Hartmann was an Operating Partner at Sandbrook Capital, a private investment firm focused on transforming energy infrastructure, from 2023 to 2026. From 2015 to 2022, Judith Hartmann was Deputy CEO and Group Chief Financial Officer of ENGIE S.A., a French multi-national energy company operating in the fields of electricity generation, energy transportation and distribution and energy services. She was the interim Co-CEO in 2020. She held P&L responsibility for the North American and UK/Ireland business units and oversaw Procurement and Corporate Social Responsibility (CSR). Prior to ENGIE, Ms. Hartmann served as Chief Financial Officer and member of the Executive Board of the international media and services corporation Bertelsmann SE& Co. KGaA from 2012 to 2015. Prior to that, she served in a number of financial and operational roles at General Electric since 2000 in the US, Latin America and Europe, including at Global Service, GE Healthcare Clinical Systems, GE Water Europe, Middle East & Africa, GE Healthcare Latin America and GE Germany. Before that, she held positions in The Walt Disney Company and Transport Canada. Ms. Hartmann was a Non-Executive Director of Unilever, Suez, Electrabel, International Power, RTL Group, Penguin Random House and Gruner + Jahr. She holds a PhD in Economics (Hons) and an MBA from the WU University of Business Administration and Economics.

Qualifications: We believe Ms. Hartmann's qualifications to serve on our Board include her expertise in international markets and her international background, her understanding of global business practices, her corporate governance experience from serving as a director on other significant publicly traded and private boards and her significant experience in finance and leadership positions at multinational companies.

Deborah C. Hopkins



Director Since: 2017

Age: 71

Other Public Company Boards:
Union Pacific Corporation

Past Five Years:
Bridge Investment Group
Compass Digital Acquisition Corp.
Virtusa Corporation

Committees:
Directors and Governance
Executive
Finance (Chair)

Key Skills and Experience:
Leadership
Financial
Technology & Cybersecurity
Business Responsibility
Risk Management

Business Experience: Ms. Hopkins was the founder and Chief Executive Officer of Citi Ventures and served as Citigroup's first Chief Innovation Officer. Previously at Citi she was Chief Operations and Technology Officer of the company, Chief Information Security Officer and Senior Advisor to the Corporate and Investment Bank. She retired at the end of 2016. Prior to joining Citigroup in 2003 as Head of Corporate Strategy and M&A, she was Chief Financial Officer of Lucent Technologies and The Boeing Company and held senior-level positions at General Motors in the U.S. and Zurich and at Unisys Corporation, after starting her career at Ford. Ms. Hopkins was twice named to Fortune's 10 most powerful women in business and was on Institutional Investor's Top 50 list every year from 2011 until she retired. She is a director of Union Pacific Corporation, Bridge Investment Group, Compass Digital Acquisition Corporation and privately-held cybersecurity company, Deep Instinct. She is a former director of Compass Digital Acquisition Corp., Virtusa Corporation, Qlik Technologies, E.I. DuPont de Nemours & Company and Dendrite International. Ms. Hopkins holds honorary doctorate degrees from Westminster College and Walsh College and a B.A. in Accounting from Walsh College.

Qualifications: We believe Ms. Hopkins's qualifications to serve on our Board and chair our Finance Committee include her significant leadership positions in finance, technology, cybersecurity, innovation and strategic planning at various multinational and global companies.

Tamara Ingram



Director Since: 2019

Age: 65

Other Public Company Boards:
Intertek plc
Marks & Spencer plc
Reckitt Benckiser Group plc

Past Five Years:
Serco Group plc

Committees:
Business Responsibility (Chair)
Compensation

Key Skills and Experience:
Leadership
International
Technology & Cybersecurity
Business Responsibility
Government Relations & Regulatory

Business Experience: Ms. Ingram was Global Chairman of Wunderman Thompson, an international global advertising agency. Ms. Ingram held previous roles at WPP plc, a media conglomerate, including Global Chief Executive Officer of J. Walter Thompson, Grey UK's Group Chief Executive Officer, Global Leader on their Procter & Gamble account, as well as roles at WPP's wholly owned data investment division, Kantar. Prior to joining WPP plc, Ms. Ingram was Chief Executive Officer of McCann Worldgroup in London and Chief Executive Officer of Saatchi & Saatchi's London office. Ms. Ingram previously served as a non-executive director of London Stock Exchange-listed companies Sage Group plc and Serco Group plc. She is a Trustee of Save the Children International (UK) and was awarded an OBE (Officer of the Most Excellent Order of the British Empire) for her services to tourism through her work as Chairman of Visit London. Ms. Ingram serves on the Board of Directors of Intertek plc, Marks & Spencer plc and Reckitt Benckiser Group plc.

Qualifications: We believe Ms. Ingram's qualifications to serve on our Board include her significant leadership experience in leading client-focused, global businesses, particularly internationally, her experience with data analytics, and her corporate governance and sustainability experience from serving as a director on other public company boards.

Election of Directors (Continued)

Jane H. Lute



Director Since: 2020

Age: 69

Other Public Company Boards:
Union Pacific Corporation
Shell plc

Past Five Years:
Atlas Air Worldwide

Committees:
Audit
Business Responsibility

Key Skills and Experience:
Leadership
International
Technology & Cybersecurity
Government Relations & Regulatory
Risk Management

Business Experience: Ms. Lute is the Former Deputy Secretary of Homeland Security. She serves as a Strategic Director for SICPA North America, a company that protects the integrity and value of products, processes, and documents, including most of the world's banknotes. Ms. Lute also served as Special Advisor to the Secretary-General of the United Nations, where she has held several positions in peacekeeping, peace building and political affairs. Previously, Ms. Lute served as Chief Executive Officer of the Center for Internet Security, an operating not-for-profit organization providing cybersecurity services for state, local, tribal and territorial governments. She began her distinguished career in the United States Army serving in Europe, Desert Storm, as well as on the National Security Council staff under both Presidents George H.W. Bush and William Jefferson Clinton. Ms. Lute holds a Ph.D. in political science from Stanford University and a J.D. from Georgetown University. Ms. Lute serves on the Board of Directors of Union Pacific Corporation and Shell plc and previously served as Director of Atlas Air Worldwide Holding Corporation.

Qualifications: We believe Ms. Lute's qualifications to serve on our Board include her broad expertise in cybersecurity risks and solutions, her vast international experience, her expertise in political affairs and her experience managing large, complex organizations.

Steven A. Mills



Director Since: 2011

Age: 74

Other Public Company Boards:
N/A

Committees:
Compensation (Chair)
Directors and Governance
Executive

Key Skills and Experience:
Leadership
Financial
Industry
International
Technology & Cybersecurity

Business Experience: Mr. Mills was a senior executive at International Business Machines Corporation (IBM) before his retirement at the end of December 2015. Mr. Mills joined IBM in 1973 and during the course of his 40-plus-year career held various executive leadership positions across the company. At the time of his retirement, Mr. Mills was the Executive Vice President of Software & Systems, with responsibility for directing IBM's $40 billion product business, which included over 100,000 employees spanning development, manufacturing, sales, marketing and support professions. Mr. Mills sits on Board of privately held Solace Corporation.

Qualifications: We believe Mr. Mills' qualifications to serve on our Board and chair our Compensation Committee include his significant executive leadership and management experience, his vast technology expertise, including as a senior executive overseeing a significant business, his extensive international experience at IBM and his overall knowledge of global markets.

Morton O. Schapiro



Director Since: 2002

Age: 72

Other Public Company Boards:
N/A

Committees:
Compensation
Directors and Governance (Chair)
Executive

Key Skills and Experience:
Leadership
Financial
International
Business Responsibility
Risk Management

Business Experience: Mr. Schapiro is Executive Vice President and Senior Advisor of TWG Global and President Emeritus of Northwestern University. Prior to that, he was President and Professor of Economics at Northwestern University from 2009 to 2022. Previous positions include President and Professor at Williams College from 2000 to 2009, Dean of the College of Letters, Arts and Sciences of the University of Southern California from 1994 to 2000, the University's Vice President for planning from 1999 to 2000 and Chair of its Department of Economics from 1991 to 1994. Mr. Schapiro is among the nation's leading authorities on the economics of higher education and has expertise in labor and development economics.

Qualifications: We believe Mr. Schapiro's qualifications to serve on our Board and chair our Directors and Governance Committee include his more than 20 years of executive leadership, governance and strategic planning experience with large, complex, top-ranking academic institutions, which provides the Board with a diverse perspective, including insight into human capital and diversity strategies, as well as his more than 30 years of experience as a professor of economics.

Jan Siegmund



Director Since: 2024

Age: 61

Other Public Company Boards:
Western Union

Committees:
Audit
Finance

Key Skills and Experience:
Leadership
Financial
International
Government Relations &
Regulatory
Risk Management

Business Experience: Mr. Siegmund served as Chief Financial Officer of Cognizant Technology Solutions, a professional services company, before retiring in early 2024. Prior to that, he was Corporate Vice President and Chief Financial Officer of Automatic Data Processing (ADP), a global provider of cloud-based human capital management solutions. He joined ADP in 1999 and worked in various roles of increasing responsibility at the company including President, Added Value Services, and Chief Strategy Officer from 2009 to 2012. Mr. Siegmund also serves on the Board of Directors of Western Union.

Qualifications: We believe Mr. Siegmund's qualifications to serve on our Board include his extensive experience finance and leadership positions at multinational companies, overseeing the preparation of audited financial statements, his familiarity with internal financial controls and his corporate governance experience from serving on another public company board.

Lloyd M. Yates



Director Since: 2011

Age: 65

Other Public Company Boards:
NiSource Inc.

Past Five Years:
American
Water Works Company
Sonoco Products Company

Committees:
Compensation
Finance

Key Skills and Experience:
Leadership
Financial
Business Responsibility
Government Relations &
Regulatory
Risk Management

Business Experience: Mr. Yates is the President and Chief Executive Officer of NiSource Inc. From 2012 until his retirement in 2019, Mr. Yates served in senior leadership roles with Duke Energy, including Executive Vice President and President of Duke Energy's Carolinas Region and Executive Vice President of Customer Operations. Mr. Yates has more than 40 years of experience in the energy industry, including the areas of nuclear and fossil energy generation and delivery. Before the merger between Duke Energy and Progress Energy in July 2012, Mr. Yates served as President and Chief Executive Officer for Progress Energy Carolinas. Mr. Yates joined Progress Energy's predecessor, Carolina Power & Light, in 1998. Before joining Progress Energy, he worked for PECO Energy for 16 years in several line operations and management positions.

Qualifications: We believe Mr. Yates's qualifications to serve on our Board include the executive leadership and management experience he has acquired throughout his career in the energy industry, his extensive risk management experience with nuclear and fossil energy generation and delivery and his corporate governance and sustainability experience from serving as a director on other public company boards.

Executive Compensation

Item 2:
Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation

Recognizing that executive compensation is an important matter for our stockholders, and in accordance with SEC rules, we are asking our stockholders to approve a nonbinding advisory resolution on the compensation of our named executive officers as disclosed in this proxy statement.

This proposal, commonly known as a "say on pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our executive compensation philosophy, policies and practices as described in this proxy statement. Although the voting results are not binding, the Board and the Compensation Committee will take into account the results of the vote when considering future executive compensation arrangements. We will conduct this advisory vote on an annual basis through our 2029 Annual Meeting of Stockholders, when the next nonbinding advisory vote on the frequency of future say on pay votes will occur.

We encourage our stockholders to read the Compensation Discussion and Analysis, which describes our executive compensation program and related policies and practices and explains the decisions the Compensation Committee has made under this program and the factors considered in making those decisions. We also encourage our stockholders to review the 2025 Summary Compensation Table and the other compensation tables and accompanying narratives, which provide detailed information on the compensation of our named executive officers. For the reasons discussed in the Compensation Discussion and Analysis and addressed above, we believe that our compensation program is aligned with the interests of our stockholders and is designed to reward our executives in the event of strong Company performance.

Stockholders are Being Asked to Vote on the Following Resolution:

RESOLVED, that pursuant to Schedule 14A of the Exchange Act, the stockholders of Marsh & McLennan Companies, Inc. approve, on a nonbinding advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the accompanying narratives.

> The Board of Directors Recommends That You Vote For The Approval of Our Named Executive Officer Compensation on a Nonbinding Advisory Basis.

Executive Compensation (Continued)

Compensation Discussion and Analysis

The following is a discussion and analysis of our compensation program for our senior executives, focusing on our key compensation principles, policies and practices.

This section describes the compensation decisions with respect to the individuals who served during 2025 as our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as of December 31, 2025, as listed below. These individuals are included in the "2025 Summary Compensation Table" on page 57.

Name	Title
JOHN Q. DOYLE	President and Chief Executive Officer ("CEO")
MARK C. MCGIVNEY	Senior Vice President and Chief Financial Officer
MARTIN C. SOUTH	President and Chief Executive Officer of Marsh Risk Vice Chair, Marsh
PATRICK TOMLINSON	President and Chief Executive Officer of Mercer Vice Chair, Marsh
DEAN M. KLISURA	President and Chief Executive Officer of Guy Carpenter Vice Chair, Marsh

We refer to these individuals collectively in this Compensation Discussion and Analysis as our "named executive officers" or "NEOs." When we refer to our "senior executives" in this proxy statement, we mean our CEO, the chief executive officers of our four businesses and certain leaders of our corporate staff. Background information regarding our senior executives is provided on our website at corporate.marsh.com/about/leadership.html.

Effective April 1, 2026, Mr. South will be the Senior Vice President and Chief Client Officer of Marsh.

Executive Compensation (Continued)

2025 Highlights

Financial Objectives

- In 2025, **Marsh delivered another year of solid results**, performing well in a complex environment and positioning for sustained momentum in 2026.
- Our **GAAP EPS increased 3%.** We delivered **9% growth in adjusted EPS***.
- We continued our best period of revenue growth in more than two decades, **generating $27.0 billion of revenue**, an **increase of 10% on a GAAP basis** compared with 2024. We achieved 4% growth in underlying revenue.
- Our **GAAP operating income increased by 7%**. We **grew our adjusted operating income* by 11% and expanded adjusted margin** for our **18th consecutive year***.

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

Shareholder Value & Capital Management

- Our **five-year annualized total stockholder return ("TSR") of 11.3%** outperformed the S&P 500 Equal Weight Index TSR (10.5%) but lagged the S&P 500 index TSR (14.4%). Our 2025 TSR was -11.3%.
- Despite these market conditions, we have maintained our historical pattern of **capital deployment, investing in growth, acquisitions, and dividend increases to maximize long-term shareholder value**.
  - In 2025, we conducted our **largest share repurchase in our history of $2.0 billion**, optimizing shareholder value and showing the value of our flexible capital allocation model.
  - We **raised our quarterly dividend by 10%, paying total dividends of approximately $1.7 billion in 2025**. This marks the **16th consecutive year** of dividend growth.
  - We **deployed approximately $850 million of capital over 20 acquisitions and investments**, which contributed $255 million in revenue.

Positioning Our Business For the Future

- We continued to **execute on our strategy**, delivering solid financial performance, while advancing cross-business collaboration.
- We **launched Thrive,** a three-year program, which focuses on brand strategy, delivering value to clients, accelerating growth and improving efficiency, supported by the introduction of Business & Client Services ("BCS"), to accelerate innovation and centralize investments in operational excellence, data, artificial intelligence and other analytics. We expect to achieve total annualized savings of approximately $400 million.
- We announced our **integrated brand strategy** in October 2025 and effective January 14, 2026, we updated our brand name from Marsh McLennan to Marsh.
- We progressed the integration milestones of MMA's acquisition of McGriff Insurance Services.
- We established the Mercer Global Investments Partnerships Group, **led by our recent acquisition of Secor Asset Management and bolstered by our acquisition of Cardano**. These strategic acquisitions enhance Mercer's investment capabilities, particularly in fiduciary management, risk management, and direct investments, supported by combined trading capabilities.

Executive Compensation (Continued)

Executive Compensation

- In February 2026, the Compensation Committee assessed management's **performance against our 2025 objectives**. The Compensation Committee determined bonuses that were above target for all of our named executive officers commensurate with solid performance with respect to our financial and strategic objectives.
- We achieved **three-year annualized adjusted EPS growth of 12.7%*** for our 2023 performance stock unit ("PSU") awards. This was above our 8% target and 12% maximum for the awards, resulting in a 200% EPS performance factor. However, our **three-year TSR was at the 38th percentile versus S&P 500 constituents***, which resulted in a 0.88x relative TSR modifier and a payout of 176% of target.

* *Please see "Definitions of Financial Performance Measures" on page 48 for information about the calculation of adjusted EPS growth and TSR for our PSU awards.*

Senior Executive Changes

Effective April 1, 2026

- **Nick Studer** will assume the role of **President and CEO of Marsh Risk** succeeding Martin South. Mr. Studer previously served as the President and Chief Executive Officer of Oliver Wyman and Marsh Management Consulting.
- **Martin South** will assume the enterprise-wide role of **Chief Client Officer**.
- **Ted Moynihan** was appointed **President and Chief Executive Officer of Oliver Wyman and Marsh Management Consulting**, succeeding Mr. Studer.

Effective January 15, 2025

- **Paul Beswick's** role was expanded to **Senior Vice President, Chief Information & Operations Officer**. Mr. Beswick has served as Chief Information Officer since 2021.

Executive Compensation (Continued)

Executive Summary

2025 and 2026 Annual Total Direct Compensation of Named Executive Officers

The following table summarizes the decisions made by the Compensation Committee in February 2026 and February 2025 with respect to the annual total direct compensation of our named executive officers. Because this table shows compensation by decision date rather than by fiscal year, it includes our 2026 annual LTI awards, which are not shown in the "2025 Summary Compensation Table" on page 57. The compensation decisions reflected here, and the rationale for such decisions, are discussed in "Executive Compensation Determinations" beginning on page 37.

Name	Decision Date	Base Salary	Annual Bonus Award	Annual Long-Term Incentive Award[1]	Total Direct Compensation
Mr. Doyle	2/24/2026	$1,500,000	$5,550,000	$17,500,000	$24,550,000
	2/18/2025	$1,500,000	$6,500,000	$16,750,000	$24,750,000
	Change	0%	-15%	+4%	-1%
Mr. McGivney	2/24/2026	$1,000,000	$3,100,000	$ 3,600,000	$ 7,700,000
	2/18/2025	$1,000,000	$3,300,000	$ 3,600,000	$ 7,900,000
	Change	0%	-6%	0%	-3%
Mr. South	2/24/2026	$1,000,000	$3,500,000	$ 3,200,000	$ 7,700,000
	2/18/2025	$1,000,000	$4,250,000	$ 3,200,000	$ 8,450,000
	Change	0%	-18%	0%	-9%
Mr. Tomlinson	2/24/2026	$ 900,000	$2,700,000	$ 2,300,000	$ 5,900,000
	2/18/2025	$ 900,000	$3,100,000	$ 2,300,000	$ 6,300,000
	Change	0%	-13%	0%	-6%
Mr. Klisura	2/24/2026	$ 900,000	$3,300,000	$ 2,000,000	$ 6,200,000
	2/18/2025	$ 900,000	$3,800,000	$ 2,000,000	$ 6,700,000
	Change	0%	-13%	0%	-7%

(1) Annual LTI awards as determined by the Compensation Committee are denominated in U.S. dollars and granted as a combination of stock options and PSUs. For stock options, 50% of the LTI value shown in the table is converted into a number of stock options based on the grant date fair value per share using the Black-Scholes option pricing model. For PSUs, 50% of the LTI value shown in the table is converted into a number of PSUs based on the fair market value of Company common stock. For annual LTI awards granted in 2025, the fair market value of the Company's common stock is defined as the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date. For annual LTI awards granted in 2026, the fair market value of the Company's common stock is defined as the closing price of the Company's common stock on the trading day immediately preceding the grant date. The grant date fair value of the PSUs, as calculated in accordance with FASB ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. In addition, stock options and PSUs granted are rounded up to the nearest whole number.

Executive Compensation (Continued)

2025 "Say on Pay" Vote and Stockholder Engagement



Say on Pay approval rate of

91%

in 2025

"Say on Pay" Vote

At our 2025 Annual Meeting of Stockholders, we held a nonbinding advisory vote with respect to the compensation of our named executive officers (commonly referred to as a "say on pay" vote). Approximately 91% of the votes cast on the say on pay proposal were voted in favor of our executive compensation philosophy, policies and practices.

Stockholder Engagement

Following our 2025 Annual Meeting of Stockholders, members of our management, and when requested, our directors, discussed our executive compensation policies and practices with a number of our large institutional stockholders.

We extended invitations for calls to our top 25 institutional investors representing approximately 51% of the voting power of our stock, and we spoke with stockholders representing about 25% of our stock. The stockholders we met with generally viewed our executive compensation program favorably, consistent with our 91% approval rate in 2025. All feedback was shared directly with the Compensation Committee.

The Compensation Committee is committed to ongoing engagement with our stockholders and the major proxy advisory firms and to undertaking these outreach efforts annually. See the discussion under "Stockholder Engagement" on page iii for additional information about our stockholder engagement.

Executive Compensation (Continued)

Key Executive Compensation Policies and Practices

Stockholder-Aligned Executive Compensation Program

- Our senior executives have a high percentage of variable ("at risk") pay. In 2025, at-risk pay represented approximately 93% of our CEO's target total direct compensation and, on average, approximately 83% of our other NEOs' target total direct compensation.
- Long-term incentive compensation for our senior executives is delivered in stock options and PSU awards, the value of which depends on stock price appreciation or achievement of specific Company financial objectives and the Company's relative TSR versus S&P 500 constituents.
- We generally mitigate the potential dilutive effect of equity-based awards through our share repurchase program.
- The Compensation Committee has engaged an independent compensation consultant.

Compensation Recovery Policies

- We maintain a compensation clawback policy for senior executives that provides for the mandatory recoupment of erroneously awarded compensation in the event of a financial restatement in accordance with Securities and Exchange Commission rules and New York Stock Exchange listing standards.
- The Compensation Committee adopted an additional clawback policy for senior executives that provides recoupment of certain incentive compensation in the event a senior executive engages in specified detrimental conduct. The Compensation Committee has the discretion to determine the manner and amount of incentive compensation to be clawed back pursuant to the policy.

10b5-1 Trading Policies

- We have adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of securities of the Company by our directors, executive officers and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as the NYSE Corporate Governance Standards.
- Our Trading Securities Policy as well as a copy of our Transactions in Marsh Securities by Directors and Executive Officers Policy are described under Item 10 of our annual report on Form 10-K for the year ended December 31, 2025.

Severance and Change in Control

- Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and annual bonus, with a pro-rata bonus for the year of termination. Further, we are required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99x the sum of the executive's base salary and three-year average annual bonus award.
- We provide "double-trigger" vesting of equity-based awards and payment of severance benefits following a change in control of the Company.
- We do not provide golden parachute excise tax payments, reimbursements or "gross-ups" in connection with a change in control of the Company.

Say on Pay

- We hold an annual nonbinding advisory vote on named executive officer compensation.
- Stockholder support for our executive compensation program has generally been strong. Our approval rate was 91% in 2025.

Executive Compensation

Executive Compensation Design, Elements and Process

Our executive compensation program is governed by four principles:

Aligning with stockholder value creation with a focus on balancing risk and reward in compensation programs, policies and practices	**Supporting a strong performance culture** through short-term and long-term variable compensation, with the ability to differentiate among individuals based upon actual results	**Setting target compensation at competitive levels in markets where we operate** with flexibility to recognize different business models and markets for talent	**Maximizing colleagues' perceived value of our programs** through transparent processes and communication

Elements of Compensation

The principal elements of our executive compensation program are base salary, annual bonuses and annual LTI awards. The Compensation Committee believes that each compensation element, and all of these elements combined, are important to maintain an executive compensation program that is competitive, performance-based and stockholder-focused.

Our integrated compensation framework heavily weights variable compensation to reward achievements against pre-established, quantifiable financial performance objectives and individual strategic performance objectives. In addition, because a significant portion of variable compensation is delivered in the form of equity-based awards, the value ultimately realized by our senior executives from these awards depends on stockholder value creation as measured by the future performance of our stock price and also our TSR versus S&P 500 constituents, which operates as a modifier for payouts of our PSU awards.

Executive Compensation (Continued)

Variable compensation represents approximately 93% of our CEO's target total direct compensation and, on average, approximately 83% of the target total direct compensation for our other named executive officers, as shown in the following charts.

Element of Total Direct Compensation	Target Total Compensation Mix	Description
Base Salary 		Base salary is intended to provide a fixed level of compensation that is appropriate given a senior executive's role in the organization, his or her skills and experience, the competitive market for his or her position and internal equity considerations. A senior executive's base salary is set forth in his or her employment letter and may be adjusted when the Compensation Committee determines an adjustment is appropriate to reflect a change in these factors.
Annual Bonus		Our annual bonus is a variable pay program intended to link cash-based incentive compensation to the financial performance of our Company and our businesses and each senior executive's achievement of pre-established individual strategic performance objectives. The Compensation Committee takes a holistic approach to assessing performance and determining the actual bonus award for each senior executive.

The Compensation Committee believes that annual bonus awards should be based on the achievement of objective, measurable financial results and how those results are achieved. In addition, the Compensation Committee believes it is important to measure individual executive performance against his or her achievement toward strategic objectives and other Company priorities. After the end of the year, each senior executive's performance was assessed by our CEO and the Compensation Committee (and, in the case of our CEO's performance, solely by the Compensation Committee).

A senior executive's target annual bonus is set forth in his or her employment letter and may be adjusted when the Compensation Committee determines an adjustment is appropriate or necessary to reflect a change in his or her duties and responsibilities, the competitive market for his or her position or internal equity considerations. The target annual bonuses for our named executive officers for 2025 are set forth in "Determination of 2025 Annual Bonuses" on page 43. |
| **Annual LTI Award** |  | Annual LTI compensation is a variable pay program intended to align the financial interests of our senior executives with maximizing the return to our stockholders.

Our LTI mix for senior executives is 50% PSU awards and 50% stock options. The payout of PSU awards is based on three-year annualized adjusted EPS growth and our three-year TSR versus S&P 500 constituents.

The Compensation Committee reviews the mix of equity-based awards each year. |

Executive Compensation (Continued)

Executive Compensation Determinations

The Compensation Committee takes a total compensation approach in setting the pay of our senior executives and makes decisions regarding base salary, annual bonuses and annual LTI awards in February of each year. This approach enables the Compensation Committee to evaluate performance on a consistent basis each year and to consider the appropriate level of fixed and variable compensation within each senior executive's total compensation package.

While the Compensation Committee recognizes that elements of compensation may be interrelated, it does not require or assume any fixed relationship among the various elements of compensation within the total direct compensation framework or between the compensation of our CEO and that of any other senior executive. In addition, accrued pension and amounts realized or realizable under previously granted equity-based awards did not influence the Compensation Committee's decisions.

The Compensation Committee considers the recommendations of our CEO when determining the compensation of our other senior executives. No named executive officer participates in portions of any meetings during which decisions are made regarding his or her own compensation. The final salary adjustments and incentive awards to named executive officers are approved solely by the Compensation Committee.

Base Salary

Base salary is the only component in our executive compensation program that is not variable "at-risk" pay. In setting base salaries, the Compensation Committee reviews the senior executive's skills and experience, the competitive market for his or her position and internal equity considerations.

Effective April 1, 2025, the Compensation Committee increased the base salary of Mr. Klisura from $800,000 to $900,000. The Compensation Committee determined that this increase was appropriate based on a review of the competitive market and an evaluation of Mr. Klisura's performance as President and Chief Executive Officer of Guy Carpenter.

When setting compensation at its February 2026 meeting, the Compensation Committee chose not to adjust any of the NEOs' base salaries.

The 2025 and 2026 base salaries of our named executive officers are shown in the "2025 and 2026 Annual Total Direct Compensation of Named Executive Officers" table on page 32.

Annual Bonus

The Compensation Committee determined the 2025 annual bonus awards for our named executive officers using the following framework:



The Compensation Committee established the annual bonus framework and rigorous financial performance targets for the performance metrics in early 2025.

In 2025, the Compensation Committee made the following increases to target annual bonuses:

- Mr. McGivney from $1,750,000 to $1,900,000;

- Mr. South from $2,300,000 to $2,450,000;

- Mr. Tomlinson from $1,900,000 to $2,100,000; and

- Mr. Klisura from $1,900,000 to $2,100,000.

The Compensation Committee determined that these increases in target annual bonus opportunity were appropriate based on a review of the competitive market and their performance. The Committee believes that, in our industry, competition for talent is significant and targets must be set competitively to attract, retain and reward executive talent. Mr. Doyle's target annual bonus opportunity was not increased in 2025.

In determining 2025 annual bonus awards, each senior executive's target annual bonus was allocated between financial and strategic performance according to weightings associated with his or her position. The Compensation Committee then assessed financial performance and each senior executive's strategic performance and determined a payout level for each portion of the senior executive's target annual bonus.

The multiplier for Company financial performance as reflected by adjusted EPS growth (as modified for executive compensation purposes) versus target was determined and applied to the sum of the payout levels for financial and strategic performance for each senior executive.

Using this result, the Compensation Committee then conducted a qualitative assessment to determine the actual bonus award for each senior executive. The Compensation Committee believes that the use of judgment in the qualitative assessment helps reward performance appropriately, particularly on a year-to-year basis.

Actual bonus payments are capped at 200% of target, which the Compensation Committee believes limits the incentive for excessive risk-taking.

Financial and Strategic Performance Measures

The Compensation Committee selected the following measures and weightings for the 2025 annual bonus awards:

Senior Executive	Financial Performance		Strategic Performance	
	Weighting	Measure	Weighting	Measure
Company CEO	80%	Company net operating income	20%	Individual objectives established for each senior executive
Other Corporate Senior Executives	70%		30%	
Business Chief Executive Officers	80%	Business net operating income	20%	

The financial performance measure used for Company and business net operating income in the 2025 annual bonus framework is defined in "Definitions of Financial Performance Measures" on page 48.

Executive Compensation (Continued)

The financial performance factor for net operating income ranged from 0% to a maximum of 150% of the target level as indicated in the following table:

Performance Level	Performance as a % of Target	Financial Performance Factor
Maximum	≥110%	150%
Target	100%	100%
Threshold	90%	50%
Below Threshold	<90%	<50%

Note: Interpolation is used to determine the performance factor for performance as a percentage of target between threshold/target or target/maximum. In the event of performance below threshold, the Compensation Committee would exercise its discretion to determine a financial performance factor ranging from 0% up to 50%.

2025 Financial Performance

For 2025, the financial performance measure for all senior executives was Company or business net operating income, as applicable, as modified for executive compensation purposes. The Compensation Committee set challenging targets for our named executive officers to align with our 2025 objective of driving strong income growth across the Company.

Performance targets for 2025 were set above our actual performance for 2024. Performance targets were based on threshold, target and maximum levels in dollars rather than growth rates. Target and actual results in the table below are expressed as a percentage of prior-year results.

Name	Measure	2025 Actual as a % of Prior Year Result	2025 Target as a % of Prior Year Result	2025 Actual as a % of Target	2025 Financial Performance Factor
Mr. Doyle Mr. McGivney	Company net operating income	106.3%	108.0%	98.4%	92.0%
Mr. South	Marsh Risk net operating income	106.8%	108.0%	98.9%	94.6%
Mr. Tomlinson	Mercer net operating income	107.1%	108.0%	99.2%	96.0%
Mr. Klisura	GC net operating income	102.9%	106.0%	97.0%	85.2%

2025 Strategic Performance

In early 2025, the Compensation Committee reviewed strategic objectives, relating to operational performance, growth initiatives, risk management and human capital established by each named executive officer. The bonus framework has a 0% to 150% payout scale for strategic performance.

At the beginning of 2026, the Compensation Committee reviewed the strategic accomplishments for each named executive officer for 2025. The Compensation Committee and Mr. Doyle (and, in the case of Mr. Doyle, solely the Compensation Committee) assessed each named executive officer's strategic performance as above target for the year and determined a performance factor ranging up to a maximum of 150% for 2025 strategic performance.

Executive Compensation (Continued)

The Compensation Committee considered the following in its assessment of each named executive officer's performance:

Name	Strategic Accomplishments
Mr. Doyle President and CEO	**Financial** • Delivered solid financial performance, notwithstanding moderating tailwinds such as lower fiduciary income, softer insurance pricing and reduced consulting demand trends. • Delivered 10% revenue growth, achieved 4% underlying revenue growth; double-digit NOI growth of 11% on a GAAP basis; adjusted EPS growth of 9%, extending a fifteen-year track record of over 7% adjusted EPS growth, the longest among S&P 500 companies; and free cash flow growth of 25%, surpassing $5 billion for the first time. • Reported margin expansion for the 18th consecutive year. • Launched the Thrive program, a three-year initiative targeting $400 million in annual run-rate cost savings while reinvesting in growth, BCS and brand strategy to drive sustained margin expansion. **Growth** • Continued to make strategic investments in technology, including continuing to advance our AI capabilities and integrating LenAI with colleague and client applications. • Successfully delivered another year of our focused acquisition strategy, deploying approximately $850 million of capital over 20 acquisitions, contributing $255 million in incremental revenue, including MMA's acquisition of several privately owned Honolulu Hawaii-based insurance brokerages, Atlas Insurance Agency, Pyramid Insurance Centre and IC International and Mercer's $103 million acquisition of ConvictionsRH. • Completed $55 million in proceeds from strategic divestitures and actively marketed additional divestitures representing over $150 million in revenue to optimize portfolio and margins. • Made significant progress in advancing our Marsh strategy, enhancing collaboration across businesses, and launched the BCS team to scale operations and improve client impact. **People** • Continued to make strategic investments in top leadership to shape and carry forward the Marsh strategy, purpose, and commitments across the Company. • Expanded learning and development programs, including the Leadership Mindset Academy and AI Academy, with high participation and satisfaction, delivering over 1.5 million learning hours and supporting a culture of inclusion, collaboration, and innovation. • Achieved over 83% favorability in core engagement score and improved colleague retention, achieving rolling twelve-month voluntary turnover of under 10%. • Strengthened key talent development pipeline and ensured a robust and transparent succession planning for senior management roles, including development plans in support of strategy, leadership mindset qualities, building on existing strengths and addressing opportunity areas.

Name	Strategic Accomplishments
Mr. McGivney Senior Vice President and Chief Financial Officer	• Contributed to our overall solid financial performance in 2025, where we delivered 10% revenue growth, 4% underlying revenue growth, 9% adjusted EPS growth and our 18th consecutive year of reported margin expansion. • Executed our balanced capital management strategy, deploying $4.6 billion of capital across dividends, acquisitions and share repurchases. As part of this year's deployment, we repurchased $2 billion of our shares in 2025 and increased our annual divided by 10%, our 16th consecutive annual dividend increase. • Oversaw another active year of M&A activity in which we completed 20 individual transactions, involving approximately $850 million of deployed capital. • Played an active role in the successful integration of McGriff into MMA. • Sponsored the development of the Thrive restructuring and reinvestment program, which is targeting $400 million of efficiencies over the next three years.
Mr. South President and Chief Executive Officer of Marsh Risk Vice Chair, Marsh	• Delivered solid performance across geographies in the face of economic headwinds, including $14.4 billion in Marsh Risk revenue, an increase of 4% on an underlying basis. • Maintained our highly acquisitive strategic focus on the US middle market space in Marsh McLennan Agency and our international operations through the completion of 15 acquisitions in 2025, most notably Atlas Insurance Agency, a top 100 agency and the largest broker in Hawaii. • Advanced our journey to become the risk advisor of the future by launching Digital Client Experience (DCX), driving increased adoption of Blue[i], and further enhancing Sentrisk through an AI-powered Tariff Simulator tool to help clients navigate the evolving political environment. • Launched the MMA-McGriff wholesale platform desk in London, expanding proprietary insurance solutions across diverse industries and risk exposures, following a successful integration of McGriff. • Continued our commitment to fostering an inclusive and welcoming culture at Marsh, resulting in higher engagement levels among our colleagues, as measured by core engagement score in Colleague Experience Survey. Strengthened our leadership talent pipeline and initiated new training programs to advance our leadership development efforts.

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

Executive Compensation (Continued)

Name	Strategic Accomplishments
Mr. Tomlinson President and Chief Executive Officer of Mercer Vice Chair, Marsh	• Delivered solid results with $6.2 billion in Mercer revenue, an increase of 8% on a GAAP basis and 4% on an underlying basis, driven by health growth at 9% on a GAAP basis, 6% underlying, Wealth growth at 9% on a GAAP basis, 4% underlying and Career growth of 3% on a GAAP basis, -2% underlying. • Achieved $692 billion in global assets under management, a 12% increase from 2024 driven by M&A, capital market performance and foreign exchange. • Continued to strengthen Mercer's portfolio through five acquisitions, including Secor, ConvictionsRH, Fundhouse, Cerebrus and Hexarem, while simultaneously integrating the four large acquisitions executed in 2024. • Developed a robust and thoughtful AI strategy and initiated work to execute against core priorities, including bringing critically important new AI-enabled products (e.g., Aida) to market. • Maintained strong colleague engagement levels, resulting in Mercer's highest engagement scores in more than a decade.
Mr. Klisura President and Chief Executive Officer of Guy Carpenter Vice Chair, Marsh	• Delivered solid results across North America and International regions, achieving 5% underlying revenue growth and record new business growth, including double-digit growth in Capital Solutions. • Executed on Marsh's overall strategy, purpose and commitments by aligning with BCS, optimizing costs and digitizing business. • Advanced the transformation of our global sales team, including hiring Chief Client and Growth Officer, and launched enhanced sales curriculum. • Developed Guy Carpenter's AI strategy, executed on digital solutions to drive insights and deliver efficiencies. • Partnered with Marsh, Mercer and Oliver Wyman to help insurance company clients address key challenges around capital, volatility and growth. • Expanded programs designed to attract and develop talent, broaden engagement, and provide local community support and maintained strong colleague engagement levels.

* Please see Exhibit A for a reconciliation of Non-GAAP financial measures to GAAP financial measures and related disclosures.

2025 Multiplier for Company Financial Performance

The financial performance factor for the Company is measured by annual adjusted EPS growth, resulting in a 0.70x to 1.30x multiplier as indicated in the following table. For 2025, the target for adjusted EPS growth was 8%.

Performance Level	Adjusted EPS Growth versus Target	Multiplier
Maximum	Target plus 2 percentage points (or higher)	1.30x
Target	Target	1.00x
Minimum	Target minus 2 percentage points (or lower)	0.70x

Note: Interpolation is used to determine the multiplier for a percentile ranking between minimum/target or target/maximum.

The financial performance measure used for adjusted EPS growth in the 2025 annual bonus framework is defined in "Definitions of Financial Performance Measures" on page 48.

Executive Compensation (Continued)

Using the framework described above, our annual adjusted EPS growth as modified for executive compensation purposes relating to the 2025 bonus framework was 8.8% (versus the 10% maximum), resulting in a multiplier of 1.12x.

2025 Qualitative Assessment

The Compensation Committee believes that the use of qualitative judgment in making final bonus award decisions helps evaluate performance appropriately on a year-to-year basis and also on an internal equity basis among our senior executives. In addition to performance as measured against the previously described financial and strategic objectives, the Compensation Committee assessed the manner in which these objectives were achieved. For each senior executive, the Compensation Committee also considered his or her current-year performance and bonus award vis-à-vis his or her prior-year performance and bonus award, compensation relative to peers at direct competitors and his or her total direct compensation. The Compensation Committee reviewed the Company's financial performance as a whole, including our relative financial performance. The Compensation Committee recognized that underlying growth tempered in 2025, due to complex market conditions. However, the Company had a solid performance year, driven by increases in EPS, revenue and operating income. We also achieved our 18th consecutive year of reported adjusted margin expansion. As a result, the Compensation Committee determined that bonuses for our named executive officers would be above target for 2025, but down as compared to the prior-year bonus awards. This assessment reflects the Compensation Committee's holistic view of individual and Company performance and ensuring that our compensation program aligns with the interests of our stockholders.

Determination of 2025 Annual Bonuses

Using its assessment of the 2025 financial and strategic performance factors and the Company's financial performance factor as its basis, the Compensation Committee determined the 2025 bonus award for each named executive officer in the manner described above. The actual annual bonuses paid to our named executive officers for 2025 were as follows:

Name	2025 Target Bonus Award	2025 Bonus as a % of Target	2024 Actual Bonus Award	2025 Actual Bonus Award	% Change
Mr. Doyle	$3,750,000	148%	$6,500,000	$5,550,000	-15%
Mr. McGivney	$1,900,000	163%	$3,300,000	$3,100,000	-6%
Mr. South	$2,450,000	143%	$4,250,000	$3,500,000	-18%
Mr. Tomlinson	$2,100,000	129%	$3,100,000	$2,700,000	-13%
Mr. Klisura	$2,100,000	157%	$3,800,000	$3,300,000	-13%

Annual LTI Awards

In 2025, the Compensation Committee increased Mr. Doyle's target LTI award from $13,750,000 to $16,750,000 based on a review of peer data and his performance as President and Chief Executive Officer. The Compensation Committee also increased the target LTI awards of our other NEOs as follows:

- Mr. McGivney from $3,450,000 to $3,600,000,
- Mr. South from $2,800,000 to $3,200,000, and
- Mr. Klisura from $1,800,000 to $2,000,000.

The Compensation Committee believes these increases were appropriate based on a review of the competitive market, their past performance and expected future contributions to our long-term performance. The competition for talented executives in our industry remains intense. Further, our success has made our senior executives more appealing as candidates for employment with other companies, and we believe that these market conditions, together with their strong performance, require our targets to be set competitively.

The Compensation Committee set Mr. Tomlinson's target LTI award at $2,300,000 in connection with his promotion to President and Chief Executive Officer of Mercer in April 2024.

Executive Compensation (Continued)

The Compensation Committee determined the 2026 annual LTI awards granted to our named executive officers as described in more detail in "Determination of 2026 Annual LTI Awards" on page 44, would comprise stock options and PSUs, as summarized in the following table:

Award Type	Performance Alignment
Stock Options (50%)	Rewards stock price appreciation and the creation of stockholder value
Performance Stock Units (50%)	Rewards the achievement of specific Company financial objectives and relative TSR versus S&P 500 constituents

The Compensation Committee selected S&P 500 constituents as the comparator group for the relative TSR modifier given that a broad index is commonly used by other companies that have relative TSR as a performance measure. In addition, we compete for "investment dollars" against other S&P 500 constituents rather than narrowly against our peer group for executive compensation, which is relatively small and subject to potentially significant change over time.

Determination of 2026 Annual LTI Awards

The annual equity-based awards granted to our senior executives are determined by the Compensation Committee as part of its annual total compensation review. In determining the awards, the Compensation Committee considers the senior executive's performance and his or her expected future contributions to the Company's performance along with external market competitiveness, internal equity comparisons and the target LTI award set forth in the senior executive's employment letter. The CEO also provides LTI award recommendations for senior executives other than himself.

The annual LTI awards granted to our named executive officers in February 2026 are shown in the following table. They are not reflected in the "2025 Summary Compensation Table" on page 57 because the awards were made after the end of the 2025 fiscal year.

	Annual LTI Awards Granted in 2026[1]		
Name	Stock Options	Performance Stock Units	Total
Mr. Doyle	8,750,000	8,750,000	17,500,000
Mr. McGivney	1,800,000	1,800,000	3,600,000
Mr. South	1,600,000	1,600,000	3,200,000
Mr. Tomlinson	1,150,000	1,150,000	2,300,000
Mr. Klisura	1,000,000	1,000,000	2,000,000

(1) Annual LTI awards as determined by the Compensation Committee are denominated in U.S. dollars and granted as a combination of stock options and PSUs. For stock options, the value shown in the table was converted into a number of stock options based on the grant date fair value per share using the Black-Scholes option pricing model. For PSUs, the value shown in the table was converted into a number of PSUs based on the fair market value of Company common stock, which was equal to closing price of shares of the Company common stock on the trading date immediately preceding the date of grant. The grant date fair value of the PSUs, as calculated in accordance with FASB ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. In addition, stock options and PSUs granted are rounded up to the nearest whole number.

The value ultimately realized from these awards depends on the future performance of our stock price and, for PSU awards, achieving specific Company financial objectives and the Company's relative TSR versus S&P 500 constituents. Vesting is contingent on the named executive officer's continued service, except in certain circumstances such as retirement. The terms and conditions of these awards are described in the narrative following the "2025 Grants of Plan-Based Awards Table" on page 60.

Executive Compensation (Continued)

PSU Awards

The performance measure for PSU awards, which represent 50% of the 2026 annual LTI compensation for our senior executives, is adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth rate basis. The PSUs granted also include a modifier based on the Company's three-year TSR versus S&P 500 constituents. Depending on our actual financial performance results, along with relative TSR performance, 0% to 200% of the number of PSUs granted is delivered in shares of our common stock. Our PSU awards are calibrated to reward our senior executives for solid performance while the 200% payout cap limits the incentive for excessive risk-taking. We believe that granting PSU awards annually, with each award focused on future performance, encourages our senior executives to focus on long-term stockholder value.

The following tables provide the payout (as a percentage of target) for maximum, target and threshold performance levels for the 2023 through 2026 awards. The Compensation Committee sets the performance levels after reviewing our financial strategy, the design of PSU awards at peer group companies, forward-looking strategic goals and historical EPS growth data for S&P 500 constituents. At the time of setting the target and determining the payouts at varying levels of performance for these awards, the Compensation Committee believed that achievement of the target for annualized adjusted EPS growth was a challenging goal.

The payout of the PSU awards is determined as follows:



Number of PSUs VESTED	X	EPS Performance Factor	X	Relative TSR Modifier	=	Number of Shares DELIVERED
		0% to 200%		*0.75x to 1.25x* *Capped at 1.00x if absolute TSR is negative for 3-year period*		***0% to 200%*** ***Capped at 200%***

The financial performance measures used in the PSU awards granted in 2023 to 2026 are defined in "Definitions of Financial Performance Measures" on page 48.

Performance and Payout Levels for Our 2023 to 2026 PSU Awards

The adjusted EPS growth measure for our PSU awards is shown in the following table. The three-year target for annualized adjusted EPS growth is 8% for our PSU awards granted in 2023 to 2026. As noted previously, the Compensation Committee aims to set rigorous performance levels, taking into account our financial strategy, the design of PSU awards at peer group companies (including growth targets) and historical EPS growth data for S&P 500 constituents.

Performance Level	Annualized Adjusted EPS Growth	Performance Factor
Maximum	Target plus 4 percentage points (or higher)	200%
Target	Target	100%
Threshold	Target minus 4 percentage points	50%
Below Threshold	Lower than target minus 4 percentage points	0%

Note: Interpolation is used to determine the adjusted EPS growth performance factor (as a percentage of target) for a performance result between threshold/target or target/maximum.

Executive Compensation (Continued)

The relative TSR modifier for our PSU awards is provided in the following table.

Performance Level	Relative TSR (versus S&P 500 constituents)	Relative TSR Modifier (as a % of target)
Maximum	75th percentile	1.25x
Target	50th percentile	1.00x
Minimum	25th percentile	0.75x

Note: Interpolation is used to determine the relative TSR modifier (as a percentage of target) for a performance result between minimum/target or target/maximum.

Performance Results for Our 2023 PSU Awards

The following charts show three-year results for the 2023 PSU awards granted to our senior executives. Our 12.7% annualized adjusted EPS growth was above maximum and qualified for a 200% EPS performance factor. However, our 38th percentile relative TSR versus S&P 500 constituents was below target and corresponded to a .88x relative TSR modifier. As a result, the PSU payout for the 2023 PSU award was 176% of target, as discussed in the next section.

The Compensation Committee believes the financial performance targets for the 2023 PSU awards were rigorous. The achievement of a 200% EPS performance factor and 0.88x relative TSR Modifier represent significant Company achievement over the performance period, as well as our pay for performance program through which the financial interest of our senior executives is aligned with the return of our stockholders.



Three-Year Adjusted EPS Growth versus 8% Target

	Three-Year Adjusted EPS Growth*	Factor
Maximum	≥12%	200%
Target	8%	100%
Threshold	4%	50%
Below Threshold	<4%	0%

Note: EPS Growth between threshold/target or target/maximum will be interpolated in order to determine the performance factor.



Three-Year Relative TSR versus S&P 500 Constituents

	Three-Year Relative TSR*	Modifier
Maximum	75th Percentile or Higher	1.25x
Target	50th Percentile (Median)	1.00x
Minimum	25th Percentile or Lower	0.75x

Relative TSR is measured versus S&P 500 constituents. Capped at 1.00x if three-year TSR is negative.

Note: Relative TSR modifier between minimum/target or target/maximum will be interpolated in order to determine the modifier.

* The adjusted EPS growth and relative TSR measures used in the PSU awards are defined in the "Definitions of Financial Performance Measures" on page 48.

Executive Compensation (Continued)

Summary of PSU Awards Granted from 2023 through 2025

The table below summarizes the three-year performance periods for PSU awards granted from 2023 to 2025, including the payout at 176% of target for our 2023 PSU award based on 12.7% annualized adjusted EPS growth as modified for executive compensation purposes. The 12.7% annualized adjusted EPS growth represents a period of strong and sustained financial performance by the Company. As discussed previously, the PSU awards granted also include a modifier based on the Company's three-year TSR versus S&P 500 constituents. For the 2023 PSU award, our three-year TSR was at the 38th percentile versus S&P 500 constituents, which resulted in a 0.88x relative TSR modifier.

The adjusted EPS growth and relative TSR measures used in the PSU awards are defined in "Definitions of Financial Performance Measures" on page 48.

Award	Status	Adjusted EPS Growth							Relative TSR			
		2023	2024	2025	2026	2027	Annualized EPS Result	EPS Performance Factor	Cumulative TSR Result	Percentile versus S&P 500 Constituents	Relative TSR Modifier	EPS Performance Factor x Relative TSR Modifier
2023 PSU	Completed (3 of 3 yrs)	18.8%	10.6%	8.8%			12.7%	200%	14.6%	38%	0.88x	176%
2024 PSU	In Progress (2 of 3 yrs)		10.6%	8.8%	TBD		9.7%	143%	-0.9%	27%	0.77x	110%
2025 PSU	In Progress (1 of 3 yrs)			8.8%	TBD	TBD	8.8%	120%	-13.2%	22%	0.75x	90%

Results through 2025

The actual payout for 2024 and 2025 PSU awards will depend on three-year performance, except under certain circumstances that may require earlier measurement of results, such as the death of a participant or a change in control of the Company.

Executive Compensation (Continued)

Definitions of Financial Performance Measures

The following table defines the financial performance measures used in our executive compensation program.

Used for	Measure	Definition
2025 Annual Bonus Framework- Financial Performance Measure	Company or business net operating income	Net operating income calculated in accordance with GAAP, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and further adjusted for the impact of currency exchange rate fluctuations and acquisitions and dispositions.
2025 Annual Bonus Framework- Multiplier for Company Financial Performance	Company earnings per share*	Adjusted EPS is defined as GAAP earnings per share, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and modified to exclude the impact of fluctuations in: 1. currency exchange rates; 2. investment income which is primarily from Marsh & McLennan Risk Capital Holdings, Ltd. (the legal entity through which the Company owns interests in private equity funds and other investments); and 3. the U.S. federal or U.K. statutory corporate tax rate, the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries and the Company's effective tax rate due to the implementation of the OECD global tax framework.
PSU awards granted in 2022 and 2023	Company earnings per share*	Adjusted EPS is defined as GAAP earnings per share, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and modified to exclude the impact of fluctuations in: 1. currency exchange rates; 2. other net benefit credit (cost) related to the Company's pension plans; 3. investment income which is primarily from Marsh & McLennan Risk Capital Holdings, Ltd. (the legal entity through which the Company owns interests in private equity funds and other investments); 4. the costs related to the early extinguishment of debt; and 5. the U.S. federal or U.K. statutory corporate tax rate or the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries.

Used for	Measure	Definition
PSU awards granted in 2024	Company earnings per share*	Adjusted EPS is defined as GAAP earnings per share, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and modified to exclude the impact of fluctuations in: 1. currency exchange rates; 2. other net benefit credit (cost) related to the Company's pension plans; 3. investment income which is primarily from Marsh & McLennan Risk Capital Holdings, Ltd. (the legal entity through which the Company owns interests in private equity funds and other investments); and 4. the U.S. federal or U.K. statutory corporate tax rate, the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries and the Company's effective tax rate due to the implementation of the OECD global tax framework.
PSU awards granted in 2025 and 2026	Company earnings per share*	Same definition as 2025 Annual Bonus Framework-Multiplier for Company Financial Performance, above.
PSU awards granted in 2023, 2024, 2025 and 2026	Total stockholder return	TSR is measured based on the three-year period starting on the December 31st prior to the grant date and ending on December 31st three years later with 20-day stock price averaging prior to the start and end of the measurement period.

* Year-over-year changes are calculated based on adjusted EPS as modified for the above exclusions versus prior-year adjusted EPS without modification for such exclusions. The EPS performance factor for PSU awards is determined based on three-year adjusted EPS growth using three one-year growth rates (annualized).

Executive Compensation (Continued)

Peer Group Companies and Surveys

Peer Group for Executive Compensation Purposes

In 2025, the Compensation Committee reviewed the executive compensation data disclosed in the publicly available filings of the companies that comprise our peer group for executive compensation purposes. The peer group is based on business lines, talent pool and company size, as reflected by revenue and market capitalization, and includes insurance, consulting and other business services companies, as listed in the table below. The Compensation Committee reviews the peer group periodically and makes adjustments that it deems are appropriate or necessary, for example, as a result of business combinations and other changes. The Compensation Committee has not made any changes to the peer group since September 2019.

2025 Peer Group for Executive Compensation

Insurance Brokers	Insurance Carriers	Consulting and Business Services
Aon plc (AON)	American International Group, Inc. (AIG)	Automatic Data Processing, Inc. (ADP)
Willis Towers Watson plc (WTW)	Chubb Limited (CB)	Accenture plc (ACN)
Arthur J. Gallagher & Co. (AJG)	The Travelers Companies, Inc. (TRV)	S&P Global Inc. (SPGI)

Financial Services and General Industry Surveys

The Compensation Committee also reviews executive compensation data drawn from two industry subsets (Financial Services and General Industry) of S&P 500 constituents that participated in an executive compensation survey conducted by an independent compensation consulting firm. Each subset was refined based on revenue and market capitalization. For a list of the companies comprising these subsets, please refer to Exhibit B. The business CEO comparisons were based on subsidiaries or divisions of all companies that participated in the executive compensation survey (instead of only S&P 500 constituents) in order to have a significant sample size for these particular comparisons.

Executive Compensation (Continued)

Benefit Plans and Other Programs

Retirement and Deferred Compensation Plans

We offer retirement and deferred compensation plans, in which all of our senior executives are eligible to participate to maintain a competitive compensation program.

We maintain a defined contribution retirement program in the U.S. consisting of the Supplemental Savings & Investment Plan ("SSIP"), an unfunded nonqualified defined contribution retirement plan that is coordinated with our 401(k) Savings & Investment Plan ("401(k) Plan"), a tax-qualified contribution plan. Additional information about the SSIP, including individual amounts deferred by our named executive officers, Company matching credits and earnings during 2025, as well as account balances as of the end of 2025, is presented in the "2025 Nonqualified Deferred Compensation Table" on page 65. Earnings with respect to all of our nonqualified deferred compensation plans are based upon actual market performance, and preferential or above-market earnings are not offered.

We discontinued future service accruals in our U.S. defined benefit retirement programs effective December 31, 2016. The features of our U.S. retirement programs, including the present value of the accumulated pension benefits for our named executive officers as of the end of 2025, are presented in further detail in "Defined Benefit Retirement Program" on page 64. We do not have individually-designed defined benefit arrangements for any named executive officer.

Severance Arrangements

Severance payments and benefits for our senior executives are provided under our Senior Executive Severance Pay Plan, which provides for severance payments in the event of an involuntary termination of employment without "cause" (as defined in the plan) in an amount equal to the sum of the senior executive's then-current base salary and average annual bonus award over the three prior years, plus an amount equal to a pro-rata bonus for the year of termination calculated based on the senior executive's target annual bonus for the calendar year in which the termination date occurs multiplied by a fraction, the numerator of which is the number of days that have elapsed in such calendar year through the termination date and the denominator of which is 365.

While compensation decisions regarding our senior executives affect the potential payments under these arrangements, the existence of these severance arrangements did not influence the Compensation Committee's decisions with respect to other elements of compensation for our named executive officers because these severance arrangements are contingent in nature and may never be triggered.

The terms of the Senior Executive Severance Pay Plan are discussed more fully in "Termination of Employment" on page 69. The amount of the estimated payments and benefits payable to our named executive officers, assuming a termination of employment as of the last business day of 2025, is presented in "Potential Payments Upon Termination or Change in Control" beginning on page 66.

Change-in-Control Arrangements

Change-in-control payments and benefits are provided to our senior executives through our equity-based compensation plans and the Senior Executive Severance Pay Plan, as applicable. These arrangements are intended to retain our senior executives and provide continuity of management in the event of an actual or potential change in control of the Company. Consistent with this objective, the terms of our equity-based awards contain a "double-trigger" vesting provision, which requires both a change in control of the Company and a subsequent specified termination of employment for vesting to be accelerated. The Senior Executive Severance Pay Plan also includes a "double-trigger" change-in-control provision rather than providing severance payments and benefits solely on the basis of a change in control of the Company. We believe that requiring a "double trigger," rather than providing severance payments (and accelerated vesting of equity-based awards) solely on the basis of a change in control, is more consistent with the purpose of encouraging the continued employment of our senior executives following a change in control of the Company.

We do not provide any excise tax payments, reimbursements or "gross ups" in connection with a change in control of the Company to any of our senior executives under any plan or arrangement.

Executive Compensation (Continued)

The amount of the estimated payments and benefits payable to our named executive officers, assuming a change in control of the Company and subsequent specified termination of employment as of the last business day of 2025, is presented in "Potential Payments Upon Termination or Change in Control" beginning on page 66.

Other Benefits and Perquisites

Our senior executives are eligible to participate in our health and welfare benefit programs on the same basis as our other eligible employees. We also provide certain perquisites and other personal benefits to our senior executives. In general, the perquisites or other personal benefits provided to our senior executives include (i) the cost of financial counseling and certain income tax return preparation, (ii) from time to time, relocation or housing costs associated with hiring a newly recruited or promoted senior executive, and (iii) effective in 2025, an annual voluntary executive physical program. The incremental cost of providing perquisites and other personal benefits during 2025 to our named executive officers is presented in the footnotes to the "All Other Compensation" column of the "2025 Summary Compensation Table" on page 57.

In addition to the above, in 2023 we commissioned a security study to analyze security risks to our President and Chief Executive Officer and developed a security policy. In accordance with the security policy, we continue to provide access to a Company car and a driver with security training credentials commensurate to what is recommended in the study to Mr. Doyle.

Beginning in 2024, in an effort to make more efficient use of Company resources, a pool of cars was made available to Mr. Doyle in accordance with the security study, and to other senior executives for business use only. The Company believes the carpool increases both efficiency and provides the necessary security for Mr. Doyle and our other senior executives to travel safely and conduct business efficiently while in transit. The incremental cost to Mr. Doyle for his personal use is detailed in the footnotes to the "All Other Compensation" column of the "2025 Summary Compensation Table" on page 57.

In 2025, in light of executive security concerns, the Compensation Committee reassessed its security protocols for senior executives. This process included commissioning a new security study to analyze the potential risks to our Chief Financial Officer and the Chief Executive Officers of our four businesses. Based on the findings of this study, effective January 1, 2025, the Compensation Committee determined it was prudent to expand the use of the carpool for purposes of commuting to and from work to these senior executives . We have included such costs in the amounts reported in the "All Other Compensation" column of the "2025 Summary Compensation Table" on page 57.

Additionally, in connection with the Company's commitment to safeguarding its leadership team, the Compensation Committee approved covering the costs to procure, install and maintain residential security measures for all senior executives when deemed necessary for their safety. Because certain components of the residential security measures may be viewed as conveying a personal benefit to a named executive officer, we include the costs in the "All Other Compensation" column of the "2025 Summary Compensation Table" on page 57.

We believe the scope and costs of these measures serve important business purposes and constitute reasonable, necessary and appropriate expenses for the benefit of the Company and its stockholders. Since the costs arise from the nature of our senior executives' roles and employment responsibilities at the Company, we do not consider them to be personal benefits. However, in accordance with SEC rules, we have reported the incremental costs of such personal security measures for our Chief Executive Officer and our other named executive officers in the "All Other Compensation" column in the "2025 Summary Compensation Table".

The Compensation Committee has also determined to provide to the President and Chief Executive Officer of the Company access to corporate aircraft, in which we maintain fractional interests, for business and personal travel. Such personal air travel is limited to an amount not to exceed $275,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company.

The imputed income attributable to the President and CEO's personal use of corporate aircraft and the senior executives' personal use of the car and driver (including commuting) is taxable income to such individuals. The taxes associated with this income are not reimbursed or paid by the Company.

Executive Compensation (Continued)

Risk and Reward Features of Executive Compensation Program

The Compensation Committee strives to maintain an appropriate balance between risk and reward in support of our overall business strategy. Our executive compensation principles, policies and practices are designed to encourage an appropriate level of risk-taking, but not to encourage our senior executives to take excessive or unnecessary risks. To achieve this balance, we maintain the following policies and practices:

Feature	Description
Balanced Total Compensation Approach	The mix of base salary, annual bonus awards and annual LTI awards appropriately balances the shorter-term and longer-term aspects of each senior executive's responsibilities and performance, without undue emphasis on any single element of compensation.
Performance-Based Annual Bonus Program	Awards to senior executives are made based on both financial performance measures, relating to fiscal year performance, and strategic performance objectives, which may relate to longer-term and qualitative objectives. Each senior executive's target annual bonus and payout range of 0% to 200% is set forth in his or her employment letter. The Compensation Committee determines the bonus for each of our senior executives. We do not guarantee annual bonuses for our senior executives, except in special situations such as the initial bonus award after a senior executive's hire if the guarantee is deemed necessary to attract a candidate to join the Company.
Stockholder-Focused LTI Program	Equity-based awards for our senior executives are granted annually on a discretionary basis by the Compensation Committee taking into consideration each individual's past performance and expected future contributions. Awards made in 2025 were in a combination of stock options and PSU awards to align the financial interests of our senior executives with maximizing our return to stockholders. PSU awards are earned based on our achievement against financial performance objectives and the Company's TSR versus S&P 500 constituents over a three-year performance period, both as determined by the Compensation Committee. The payout of PSU awards is capped at 200% of PSUs granted. All equity-based awards are subject to multi-year vesting requirements or performance periods with complete forfeiture of unvested awards upon a voluntary termination of employment by a senior executive (other than by reason of retirement) or termination of employment for cause. None of our equity-based awards are scheduled to begin vesting until at least one year following their grant. In addition, the terms of our outstanding and unvested equity-based awards contain a "double-trigger" vesting provision in the event of a change in control of the Company. We do not provide any excise tax payments, reimbursements or "gross ups" in connection with a change in control of the Company to any of our senior executives under any plan or arrangement.
Executive Stock Ownership Guidelines	Our senior executives are required to acquire and hold shares or stock units (excluding PSUs) of our common stock with an aggregate value at least equal to a specified multiple of their base salary. Stock options (whether vested or unvested) are not counted in the ownership calculation. Our senior executives may not sell shares acquired in connection with the distribution of stock units or exercise of stock options until and unless the specified multiple of base salary is reached and maintained (other than to meet tax withholding obligations or to pay the exercise price of stock options). Our guidelines exclude the counting of outstanding PSUs, which have a variable payout based on performance, in the calculation of ownership needed to satisfy the guidelines.

Feature	Description
Prohibition Against Speculative Activities, Hedging or Pledging of Company Stock	We prohibit our employees, including our senior executives and directors, from engaging in speculative or hedging activities (including short sales, purchases or sales of puts or calls and trading on a short-term basis) in our common stock. We prohibit our senior executives and directors from pledging our securities as collateral for a loan or for any other purpose. We also prohibit our senior executives and directors from holding our securities in a margin account.
Compensation Recovery Policies	In accordance with the requirements set forth in the New York Stock Exchange (NYSE) Clawback listing standard (and the SEC final Clawback Rule), the Company adopted the Marsh & McLennan Companies, Inc. Compensation Clawback Policy (the "Recoupment Policy"), which provides for the recoupment of erroneously awarded incentive compensation in the event that (i) such incentive compensation awarded to a current or former executive officer was calculated based on financial results that were required to be restated due to material noncompliance with financial reporting requirements and (ii) the noncompliance resulted in overpayment of incentive compensation paid or granted within the three-year period preceding the date the restatement was required. In addition, our 2011 and 2020 Incentive and Stock Award Plans give us the ability to provide for a clawback of outstanding or already-settled equity-based awards. The Recoupment Policy is disclosed as an exhibit to the Company's Annual Report on Form 10-K. The Compensation Committee also approved a clawback policy that provides for the recoupment of certain incentive compensation in the event that the Compensation Committee determines that a senior executive engaged in specified detrimental conduct (the "Clawback Policy"). The Compensation Committee has the discretion to determine the manner and amount of incentive compensation to be clawed back pursuant to the Clawback Policy.
10b5-1 Trading Arrangements	We have adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of securities of the Company by our directors, executive officers and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as the NYSE Corporate Governance Standards. In addition, our senior executives must receive approval through pre-clearance procedures in order to transact in securities of the Company. Our Trading Securities Policy are described under Item 10 to our annual report on 10-K for the year ended December 31, 2025.
Severance Payments	Severance protections for our senior executives are set at a uniform level equal to his or her base salary and three-year average annual bonus award (a "1x multiple"). In addition, without stockholder approval, we will not enter into a severance agreement with a senior executive that provides for any cash severance payment that exceeds 2.99x the sum of his or her base salary and three-year average annual bonus award.

In light of the above and based on management's annual review and analysis focused on the incentive compensation programs covering our general employee population, we believe our compensation policies and practices do not encourage excessive or inappropriate risk-taking and that the risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation (Continued)

Stock Ownership Guidelines

We maintain stock ownership guidelines for our senior executives that are intended to align the financial interests of our senior executives with our stockholders by requiring them to acquire and maintain a meaningful ownership interest in our common stock. These guidelines are intended to take into account an individual's needs for portfolio diversification, while maintaining an ownership interest at levels sufficient to assure our stockholders of management's commitment to long-term value creation. Our senior executives are required, over a five-year period, to acquire and hold shares or stock units (excluding PSUs) of our common stock with an aggregate value at least equal to a specified multiple of their base salary. Stock options (whether vested or unvested) are not counted in the ownership calculation. In January 2022, the Compensation Committee amended the guidelines to exclude PSUs from the ownership calculation and, in view of the significant impact of the change, adopted a transition guideline providing all of our senior executives five years to reach the required multiple of base salary.

The current multiples for all senior executives are as follows:

Named Executive Officer	Ownership Level (as a multiple of base salary)
CEO	6x
Other named executive officers	3x

As of February 28, 2026, all of our named executive officers (except for Mr. Tomlinson) had an ownership interest that was above the required multiple of base salary. Mr. Tomlinson has until April 1, 2029 to acquire and hold shares or stock units (excluding PSUs) of our common stock to reach the minimum.

Additional information concerning our stock ownership guidelines is available on our website under: corporate.marsh.com/about/corporate-governance.html.

Holding Requirement for Equity-Based Awards

Under our stock ownership guidelines, our senior executives are required to hold all shares of our common stock acquired in connection with the distribution of stock units or exercise of stock options (net of any tax withholding and, in the case of stock options, the exercise price) until the required multiple of base salary is reached. In addition, unless approved by the CEO, our senior executives

(other than the CEO) may not sell any shares of our common stock, however acquired, unless their ownership interest after such sale is at or above the required multiple of base salary stipulated under our stock ownership guidelines. The CEO is similarly permitted if approved by the Chair of the Compensation Committee. Mr. Doyle has not requested such approval during his tenure as CEO.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows public companies a federal income tax deduction for compensation in excess of $1 million that is paid to certain former or current senior executives in any taxable year. The Compensation Committee reserves the right to award compensation that is not tax deductible.

We also structure compensation in a manner intended to avoid the incurrence of any additional tax, interest or penalties under Section 409A of the Internal Revenue Code governing the provision of nonqualified deferred compensation to our service providers.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense relating to share-based payments (such as stock options, PSU awards and RSU awards) in our financial statements. The recognition of this expense has not caused us to limit or otherwise significantly alter the equity-based compensation element of our executive compensation program. This is because we believe equity-based compensation is a necessary component of a competitive executive compensation program and fulfills important program objectives. The Compensation Committee considers the potential impact of FASB ASC Topic 718 on any proposed change to the equity-based compensation element of our program.

Additional Considerations

This Compensation Discussion and Analysis includes statements regarding the use of various performance measures and related target levels in the limited context of our executive compensation program. These target levels are not intended to be statements of management's expectations of our future financial results or other guidance. Investors should not apply these target levels in any other context.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis, as well as the accompanying compensation tables and related narratives. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 9, 2026.

Submitted by the Compensation Committee of the Company's Board of Directors

Steven A. Mills (Chair)	Morton O. Schapiro
H. Edward Hanway	Lloyd M. Yates
Tamara Ingram	

Compensation of Executive Officers

2025 Summary Compensation Table

The following table provides information regarding the compensation of our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly-compensated executive officers who were executive officers as of December 31, 2025.

Name & Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)[6]
John Q. Doyle President and CEO, Marsh	2025 2024 2023	1,500,000 1,475,000 1,400,000	— — —	9,209,469 7,546,615 5,775,090	8,375,020 6,875,020 5,550,012	5,550,000 6,500,000 6,000,000	— — —	416,562 410,904 329,854	25,051,051 22,807,539 19,054,956
Mark C. McGivney Chief Financial Officer, Marsh	2025 2024 2023	1,000,000 950,000 800,000	— — —	1,979,499 1,893,530 1,743,014	1,800,052 1,725,042 1,675,019	3,100,000 3,300,000 3,000,000	53,579 10,067 35,557	190,519 80,975 70,125	8,123,648 7,959,614 7,323,715
Martin C. South President and Chief Executive Officer, Marsh Risk and Vice Chair, Marsh	2025 2024 2023	1,000,000 1,000,000 1,000,000	— — —	1,759,442 1,536,829 1,404,830	1,600,008 1,400,022 1,350,035	3,500,000 4,250,000 3,925,000	— — —	141,544 90,833 108,942	8,000,994 8,277,685 7,788,807
Patrick Tomlinson President and Chief Executive Officer, Mercer and Vice Chair, Marsh	2025 2024	900,000 875,000	— —	1,264,631 2,207,679	1,150,052 1,100,049	2,700,000 3,100,000	6,731 687	154,008 72,644	6,175,422 7,356,059
Dean M. Klisura President and Chief Executive Officer, Guy Carpenter and Vice Chair, Marsh	2025 2024 2023	875,000 800,000 800,000	— — —	1,099,778 988,025 910,535	1,000,048 900,017 875,009	3,300,000 3,800,000 3,450,000	102,559 32,622 72,017	143,211 70,475 68,600	6,520,596 6,591,139 6,176,161

(1) Mr. Tomlinson was appointed President and Chief Executive Officer, Mercer and Vice Chair, Marsh on April 1, 2024. Mr. Tomlinson's compensation is shown for 2024 and 2025 since he was not a named executive officer in 2023.

(2) The amounts reported in the "Stock Awards" and "Option Awards" columns represent the aggregate grant date fair value of the awards for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively, computed in accordance with FASB ASC Topic 718 and using Black-Scholes (excluding the effect of estimated forfeitures). The amounts reported in the "Stock Awards" column represent PSU awards for 2025, 2024 and 2023. The grant date fair value reported for the 2025 PSU awards is based on performance at the target level and, as calculated in accordance with FASB ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative total stockholder return ("TSR") modifier, which is a market condition. As stated in the description of the PSU awards following the "2025 Grants of Plan-Based Awards Table" on page 60, the payout based on maximum performance is 200% of the target level, which, if achieved, would correspond to the values reported in the table below, holding constant the grant date fair value of the Company's common stock. The assumptions used in calculating the amounts reported for awards granted in 2025 are included in footnote 9 to the Company's audited financial statements for the fiscal year ended December 31, 2025, included in the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2026. The assumptions used in calculating the amounts reported for awards granted prior to 2025 are included in footnote 9 captioned "Stock Benefit Plans" to the Company's audited financial statements for the relevant fiscal year, included in the Company's Annual Reports on Form 10-K previously filed with the SEC. The amounts reported in these columns may differ slightly from the corresponding amounts shown in the "2025 Grants of Plan-Based Awards Table" on page 60 due to rounding to the nearest whole dollar as required by SEC rules. In addition, the amounts reported in these columns may differ slightly from the amounts disclosed in the "2025 and 2026 Annual Total Direct Compensation of Named Executive Officers" section on page 32 of the Compensation Discussion and Analysis due to rounding to the nearest whole share.

Name	Year	Grant Date Fair Value of Performance Stock Unit Awards Granted Assuming Target Performance (100%) ($)	Grant Date Fair Value of Performance Stock Unit Awards Granted Assuming Maximum Performance (200%) ($)
Mr. Doyle	2025	9,209,469	18,418,937
	2024	7,546,615	15,093,230
	2023	5,775,090	11,550,179
Mr. McGivney	2025	1,979,499	3,958,998
	2024	1,893,530	3,787,061
	2023	1,743,014	3,486,028
Mr. South	2025	1,759,442	3,518,884
	2024	1,536,829	3,073,658
	2023	1,404,830	2,809,660
Mr. Tomlinson	2025	1,264,631	2,529,261
	2024	1,207,634	2,415,269
	2023	156,111	312,222
Mr. Klisura	2025	1,099,778	2,199,556
	2024	988,025	1,976,049
	2023	910,535	1,821,070

(3) The amounts reported in the "Non-Equity Incentive Plan Compensation" column represent the amounts received for annual bonus awards, as described in the "Annual Bonus" section beginning on page 37 of the Compensation Discussion and Analysis. The awards earned in respect of 2025 were determined by the Compensation Committee at its meeting on February 24, 2026 and were paid on February 27, 2026.

(4) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the increase, if any, in the present value of the named executive officers' benefits (both vested and unvested) under the tax-qualified Marsh & McLennan Companies Retirement Plan, the Company's Benefit Equalization Plan and the Company's Supplemental Retirement Plan. For 2025, the amount reported for each named executive officer reflects changes in age and service, the interest rate and the mortality assumption projecting longer life expectancies, and any change in base salary. The assumptions used in calculating the amounts reported are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2025, included in the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2026. The Company's retirement programs are described in further detail in "Defined Benefit Retirement Program" on page 64. No named executive officer received preferential or above-market earnings on deferred compensation. The Company discontinued future service accruals in the United States Defined Benefit Retirement Program effective December 31, 2016.

(5) The following items are reported in the "All Other Compensation" column for the named executive officers in 2025:

All Other Compensation

Name	Company Contributions to Defined Contribution and Deferred Compensation Plans ($) (a)	Employee Stock Purchase Plan Interest ($) (b)	Financial Planning and Income Tax Preparation ($) (c)	Personal Use of Corporate Aircraft ($) (d)	Personal Use of Company Car ($) (e)	Personal Security ($) (f)	Executive Health Exam ($) (g)	Total ($)
Mr. Doyle	105,000	0	14,836	270,618	1,075	25,032	0	416,562
Mr. McGivney	70,000	0	14,836	0	12,243	93,439	0	190,519
Mr. South	70,000	88	18,236	0	5,250	42,970	5,000	141,544
Mr. Tomlinson	63,000	0	13,198	0	3,004	74,806	0	154,008
Mr. Klisura	61,250	0	14,836	0	7,347	59,778	0	143,211

(a) These amounts include the Company's matching contributions under the 401(k) Plan and SSIP attributable to 2025. The 401(k) Plan is a tax-qualified defined contribution plan. The SSIP is a nonqualified defined contribution plan and is described in further detail in the "2025 Nonqualified Deferred Compensation Table" section on page 65.

(b) This amount represents interest credited on the named executive officer's account within the Company's tax-qualified employee stock purchase plan.

(c) These amounts represent the cost to the Company of offering personal financial planning and tax preparation services to the named executive officers. The imputed income attributable to these services was taxable income to the named executive officer. The taxes associated with this income were not reimbursed or paid by the Company.

Executive Compensation (Continued)

(d) This amount represents the incremental cost to the Company of Mr. Doyle's personal use of corporate aircraft, in which the Company owns fractional interests, in accordance with his employment letter. The incremental cost has been calculated by adding the incremental variable costs associated with personal flights (including hourly charges, taxes, passenger fees, international fees, ground services and catering). The imputed income attributable to his personal use of corporate aircraft was taxable income to Mr. Doyle. The taxes associated with this income were not reimbursed or paid by the Company. The limit on the amount of personal air travel for the President and CEO is $275,000.

(e) We maintain a pool of cars and drivers to all of our senior executives for business use, and to Mr. Doyle for personal use. Effective January 1, 2025, in light of additional security concerns, our NEOs may also use the carpool for purposes of commuting to and from work. The amounts reported in this column represent the approximate cost to the Company of the senior executives' personal use of the carpool (including commuting), in accordance with the recommendations of our security study. The imputed income attributable to this use was taxable income to the senior executives. The taxes associated with this income were not reimbursed or paid by the Company.

(f) This amount represents the cost to the Company of security for Mr. Doyle, and as of January 1, 2025, our other NEOs, in connection with their role. This includes overtime costs allocable to Company-provided security and security personnel to safeguard the our NEOs. This amount also represents the residential security costs paid by the Company for the applicable NEOs. We believe the scope and costs of these measures serve important business purposes and constitute reasonable, necessary and appropriate expenses for the benefit of the Company and its stockholders. Since the costs arise from the nature of our President and Chief Executive Officer's and other named executive officers' roles and their employment responsibilities at the Company, we do not consider them to be personal benefits to our CEO or our other named executive officers. However, in accordance with SEC rules, we have reported them here.

(g) This amount represents the cost to the Company for a voluntary executive physical examination.

(6) The total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

Employment Letters

During 2025, Mr. Doyle's terms of employment as our President and Chief Executive Officer, as approved by the Compensation Committee, were as follows:

- an annual base salary of $1,500,000;
- an annual bonus with a target level of $3,750,000;
- an annual long-term incentive ("LTI") award with a target grant date fair value of $16,750,000;
- continued participation in the Senior Executive Severance Pay Plan; and
- access to a car and driver for business and personal use, including work/home travel, and to corporate aircraft in which we maintain fractional interests, for business and personal travel (with such personal air travel limited to an amount not to exceed $275,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company).

In consideration for his employment arrangements, Mr. Doyle entered into confidentiality, noncompetition and nonsolicitation covenants in favor of the Company for the duration of his employment and for 24 months following his termination of employment.

The Company also has employment letters with each of the other named executive officers that follow a common template, approved by the Compensation Committee, and include the following principal terms:

- Base salary, target annual bonus and target annual LTI award, and applicable payment ranges. Actual annual bonus payments and annual LTI awards are based on factors described in the "Annual Bonus" section on page 37 and "Annual LTI Awards" section on page 43 of the Compensation Discussion and Analysis;
- Participation in the Company's Senior Executive Severance Pay Plan, as described in the "Severance Arrangements" section on page 51 of the Compensation Discussion and Analysis and the "Potential Payments Upon Termination or Change in Control" section on page 66;
- Access to a car and driver for business and work/home travel; and
- Confidentiality, noncompetition, and nonsolicitation covenants in favor of the Company.

Executive Compensation (Continued)

2025 Grants of Plan-Based Awards Table

The following table provides information on the grants of plan-based awards made to the named executive officers in 2025. Amounts shown under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to the target annual cash bonus opportunities in respect of 2025. The terms and conditions of these awards are described in the "Annual Bonus" section on page 37 of the Compensation Discussion and Analysis. The remaining columns relate to plan-based equity-based awards granted in 2025 under the 2020 Incentive and Stock Award Plan. The equity-based awards consist of PSU awards and stock options with respect to shares of the Company's common stock. The terms and conditions of these awards are described in the narrative following this table.

(a)	(b)[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Closing Stock Price on Date of Grant ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
John Q. Doyle		0	3,750,000	7,500,000								
	2/18/2025				0	36,368	72,736					9,209,469
	2/18/2025								146,112	230.290	230.140	8,375,020
Mark C. McGivney		0	1,900,000	3,800,000								
	2/18/2025				0	7,817	15,634					1,979,499
	2/18/2025								31,404	230.290	230.140	1,800,052
Martin C. South		0	2,450,000	4,900,000								
	2/18/2025				0	6,948	13,896					1,759,442
	2/18/2025								27,914	230.290	230.140	1,600,008
Patrick Tomlinson		0	2,100,000	4,200,000								
	2/18/2025				0	4,994	9,988					1,264,631
	2/18/2025								20,064	230.290	230.140	1,150,052
Dean M. Klisura		0	2,100,000	4,200,000								
	2/18/2025				0	4,343	8,686					1,099,778
	2/18/2025								17,447	230.290	230.140	1,000,048

(1) The equity-based awards granted on February 18, 2025 reported in this table were approved by the Compensation Committee at its meeting on the same date.

(2) The actual annual cash bonuses awarded to the named executive officers are reported in the "Non-Equity Incentive Plan Compensation" column of the "2025 Summary Compensation Table."

(3) The amounts reported in columns (f), (g) and (h) reflect PSU awards granted on February 18, 2025. The terms and conditions of these awards are described in the narrative following this table.

(4) The amounts reported in column (j) reflect nonqualified stock options granted on February 18, 2025. The terms and conditions of these awards are described in the narrative following this table.

(5) The stock options granted on February 18, 2025 have an exercise price of $230.29 per share, equal to the average of the high and low trading prices of shares of the Company's common stock on February 14, 2025, the trading date immediately preceding the date of grant, determined using Black-Scholes. The closing market price of the Company's common stock on the date of grant was $230.14 per share, which was lower than the stock option exercise price.

(6) The aggregate grant date fair value reported for the PSU awards, as calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, may differ from the value of the PSUs calculated based on the fair market value of the Company's common stock and is based on performance at the target level. The assumptions used in calculating the amounts reported for awards granted prior to 2025 are included in footnote 9 captioned "Stock Benefit Plans" to the Company's audited financial statements for the relevant fiscal year, included in the Company's Annual Reports on Form 10-K previously filed with the SEC.

Stock Options

Stock options represent the right to purchase a specified number of shares of the Company's common stock at a specified exercise price for a specified period of time. Stock options are scheduled to vest in four equal annual installments beginning on the first anniversary of the grant date, with earlier vesting and a shortened exercisability period in the event of death, disability and specified terminations of employment. The stock options granted to the

Executive Compensation (Continued)

named executive officers on February 18, 2025 are scheduled to vest on February 18, 2026, 2027, 2028 and 2029 and will expire no later than February 17, 2035.

Stock options granted in 2025 have an exercise price equal to the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date.

Performance Stock Unit Awards

A PSU award represents a promise to deliver, as soon as practicable after the end of the performance period, a number of shares of the Company's common stock ranging from 0% to 200% of the number of PSUs vested, based on performance as determined by the Compensation Committee. The performance measure for PSU awards is adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth rate basis. PSU awards also include a modifier based on the Company's three-year TSR versus S&P 500 constituents. Additional information about the EPS performance factor and relative TSR modifier is provided in the "Annual LTI Awards" section on page 43 of the Compensation Discussion and Analysis. The PSU awards granted to the named executive officers on February 18, 2025 are scheduled to vest on February 28, 2028, with full or pro-rata vesting in the event of death, disability and specified terminations of employment. PSU awards include the right to payment of dividend equivalents for each share of common stock that is paid in respect of a vested PSU. Dividend equivalents that relate to PSU awards that do not vest or are forfeited also will be forfeited. Holders of PSU awards have no right to vote the shares of common stock subject to the award.

The treatment of these awards upon termination of employment or a change in control of the Company is described in further detail in "Potential Payments Upon Termination or Change in Control" on page 66.

Outstanding Restricted Stock Unit Awards

An RSU represents a promise to deliver a share of the Company's common stock as soon as practicable after vesting. RSU awards vest on a full or pro-rata basis in the event of death, disability and specified terminations of employment. RSU awards include the right to payment of dividend equivalents for each share of common stock that is paid in respect of a vested RSU. Dividend equivalents that relate to RSU awards that do not vest or are forfeited also will be forfeited. Holders of RSU awards have no right to vote the shares of common stock subject to the award.

The Company has not granted annual RSU awards to senior executives since 2019.

Executive Compensation (Continued)

2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides certain information concerning equity-based awards held by the named executive officers as of December 31, 2025. All outstanding equity awards are with respect to shares of the Company's common stock.

	Option Awards					Stock Awards			
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
John Q. Doyle	2/22/2017	66,623	0	73.195	2/21/2027				
	2/21/2018	73,811	0	83.046	2/20/2028				
	2/19/2019	78,519	0	90.785	2/18/2029				
	2/19/2020	75,878	0	118.865	2/18/2030				
	2/22/2021	76,410	0	117.530	2/21/2031				
	2/23/2022	47,803	15,935	151.368	2/22/2032				
	2/23/2023	66,193	66,194	164.145	2/22/2033				
						2/23/2023	67,624	12,545,604	
	2/22/2024	34,515	103,548	200.468	2/21/2034				
						2/22/2024	68,590	12,724,817	
	2/18/2025	0	146,112	230.290	2/17/2035				
						2/18/2025	36,368	6,746,991	
Mark C. McGivney	2/22/2021	67,421	0	117.530	2/21/2031				
	2/23/2022	38,840	12,947	151.368	2/22/2032				
	2/23/2023	19,977	19,978	164.145	2/22/2033				
						2/23/2023	20,410	3,786,463	
	2/22/2024	8,660	25,982	200.468	2/21/2034				
						2/22/2024	17,210	3,192,799	
	2/18/2025	0	31,404	230.290	2/17/2035				
						2/18/2025	7,817	1,450,210	
Martin C. South	2/22/2021	12,361	0	117.530	2/21/2031				
	2/23/2022	29,877	9,960	151.368	2/22/2032				
	2/23/2023	16,101	16,102	164.145	2/22/2033				
						2/23/2023	16,450	3,051,804	
	2/22/2024	7,028	21,087	200.468	2/21/2034				
						2/22/2024	13,968	2,591,343	
	2/18/2025	0	27,914	230.290	2/17/2035				
						2/18/2025	6,948	1,288,993	

		Option Awards					Stock Awards			
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#) (1)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Patrick Tomlinson	2/21/2018	2,500	0	83.046	2/20/2028					
	2/19/2019	5,609	0	90.785	2/18/2029					
	2/19/2020	5,039	0	118.865	2/18/2030					
	2/22/2021	5,619	0	117.530	2/21/2031					
	2/23/2022	2,988	996	151.368	2/22/2032					
	2/23/2023	1,789	1,790	164.145	2/22/2033					
						2/23/2023			1,828	339,131
						2/23/2023	610	113,167		
						3/1/2023	1,228	227,819		
	2/22/2024	5,522	16,569	200.468	2/21/2034					
						2/22/2024			10,976	2,036,268
						4/1/2024	4,854	900,514		
	2/18/2025	0	20,064	230.290	2/17/2035					
						2/18/2025			4,994	926,487
Dean M. Klisura	2/19/2019	10,516	0	90.785	2/18/2029					
	2/19/2020	11,856	0	118.865	2/18/2030					
	2/22/2021	11,237	0	117.530	2/21/2031					
	2/23/2022	17,926	5,976	151.368	2/22/2032					
	2/23/2023	10,436	10,436	164.145	2/22/2033					
						2/23/2023			10,662	1,978,014
	2/22/2024	4,518	13,556	200.468	2/21/2034					
						2/22/2024			8,980	1,665,970
	2/18/2025	0	17,447	230.290	2/17/2035					
						2/18/2025			4,343	805,713

(1) Represents vested and unvested stock options. The unvested stock options ratably vest and become exercisable in 25% increments on the first four anniversaries of the grant date.

(2) The following table provides the vesting schedule of the RSU awards that were not vested as of December 31, 2025.

Grant Date	Name of Executive	Vesting Schedule
4/1/2024	Mr. Tomlinson	100% vesting on April 15, 2027
3/1/2023	Mr. Tomlinson	100% vesting on March 15, 2026
2/23/2023	Mr. Tomlinson	100% vesting on February 28, 2026

(3) Based on the closing price per share of the Company's common stock on December 31, 2025 ($185.52), the last trading day of 2025.

(4) Represents the number of shares to be received in respect of PSU awards assuming the achievement of maximum performance for the 2023 and 2024 PSU awards and target performance for the 2025 PSU award. The PSU awards granted in February 2023 vested on February 28, 2026, and PSU awards granted in February 2024 and February 2025 will vest on February 28, 2027 and February 28, 2028, respectively, and will be paid in a number of shares of the Company's common stock determined based on actual performance over the applicable three-year performance period. Our adjusted EPS growth rates as modified for executive compensation purposes for 2023, 2024 and 2025 were determined by the Compensation Committee in the first quarter after the end of the year. As of December 31, 2025, performance was tracking above target payout level for the 2023 and 2024 PSU awards and below target for the 2025 PSU awards. If the Company does not attain the maximum performance for the 2023 and 2024 PSU awards or target performance for the 2025 PSU award over the applicable three-year performance period, the number of shares received by the named executive officers upon settlement will be lower. The number of deliverable shares will range from 0% to 200% of the number of PSUs vested. See the "Performance Results for Our 2023 PSU Awards" section on page 46 of the Compensation Discussion and Analysis and the narrative following the "2025 Grants of Plan-Based Awards Table" above with respect to the 2025 PSU awards granted to the named executive officers.

Executive Compensation (Continued)

2025 Option Exercises and Stock Vested Table

The following table provides certain information concerning (i) stock options exercised by the named executive officers in 2025 and (ii) other stock awards held by the named executive officers that vested or were earned in 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
John Q. Doyle	84,318	12,744,917	32,188	7,398,847
Mark C. McGivney	0	0	21,472	5,018,865
Martin C. South	24,476	3,308,437	16,518	3,860,917
Patrick Tomlinson	0	0	4,039	940,217
Dean M. Klisura	9,569	1,549,738	9,910	2,316,363

(1) Based on the difference between the market price of the underlying shares of the Company's common stock on the date of exercise and the exercise price of the stock options.

(2) Includes distribution of shares of the Company's common stock in connection with 2022 PSU awards that vested in 2025 and paid out at 200% of target based on Company performance (Mr. Doyle—26,426 shares, Mr. McGivney—21,472 shares, Mr. South—16,518 shares, Mr. Tomlinson—1,652 shares and Mr. Klisura—9,910 shares).

(3) Based on the average of the high and low trading prices of a share of the Company's common stock on the trading date immediately preceding the award vesting date.

Defined Benefit Retirement Program

The Company discontinued future service accruals effective December 31, 2016 in the tax-qualified Marsh & McLennan Companies Retirement Plan, the nonqualified Benefit Equalization Plan and the nonqualified Supplemental Retirement Plan (collectively, the "United States Defined Benefit Retirement Program"). The Benefit Equalization Plan is a restoration plan that provides those participants subject to certain Internal Revenue Code limitations with retirement benefits on a comparable basis to those provided to employees who are not subject to such limitations. The Supplemental Retirement Plan provides for an enhanced benefit for a select group of highly compensated employees. Mr. McGivney, Mr. Tomlinson and Mr. Klisura participate in the United States Defined Benefit Retirement Program. Mr. Doyle and Mr. South are not eligible to participate in the United States Defined Benefit Retirement Program because they did not meet the eligibility requirements to join the retirement program prior to December 31, 2016.

For participants who are eligible for these plans, annual benefits payable at age 65 in the form of a single-life annuity are determined generally by the following formula:

- 2.0% of eligible salary for each of the first 25 years of eligible benefit service through December 31, 2016; plus

- 1.6% of eligible salary for each of the next five years of eligible benefit service through December 31, 2016; plus

- 1.0% of eligible salary for each year of eligible benefit service over 30 years through December 31, 2016.

The above sum is reduced by an amount representing a portion of the participant's estimated Social Security benefit. Participants who are at least age 65 are eligible for normal retirement benefits and participants who have attained five years of vesting service and are at least age 55 are eligible for early retirement benefits. Mr. McGivney, Mr. Tomlinson and Mr. Klisura are eligible for early retirement benefits. Benefits under the United States Defined Benefit Retirement Program vest upon the earliest of (i) a participant's attainment of five years of vesting service, (ii) attainment of age 65 or (iii) a change in control of the Company. Mr. McGivney, Mr. Tomlinson and Mr. Klisura currently have a vested benefit under the United States Defined Benefit Retirement Program.

The present value of the accumulated pension benefits of the named executive officers who participate in these plans as of the end of 2025, as well as other information about each of our defined benefit retirement plans, is reported in the table below. Assumptions used in the calculation of these amounts, other than retirement age, are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2025, included in

Executive Compensation (Continued)

the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2026. The assumed retirement age used for purposes of this table is 65 years for all named executive officers who participate in these plans. Benefits under the tax-qualified Marsh & McLennan Companies Retirement Plan are generally paid as a monthly annuity for the life of the retiree and his or her designated survivor, if the participant has elected to be paid on a joint and survivor basis. The Company's policy for funding its obligation under the tax-qualified plan is to contribute amounts at least sufficient to meet the funding requirements set forth in applicable law. The Company is not required to, and does not, fund any of its obligations to the named executive officers who participate in these plans under any of its nonqualified defined benefit retirement plans.

Pension Benefits Table for 2025

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
John Q. Doyle	None			
Mark C. McGivney[3]	Qualified Retirement Plan	9.7	299,095	0
	Benefit Equalization Plan	9.7	297,467	0
	Supplemental Retirement Plan	9.7	125,312	0
	Total		721,874	0
Martin C. South	None			
Patrick Tomlinson[3]	Qualified Retirement Plan	2.3	65,709	0
	Benefit Equalization Plan	2.3	11,914	0
	Supplemental Retirement Plan	2.3	8,955	0
	Total		86,578	0
Dean M. Klisura[3]	Qualified Retirement Plan	23.9	811,378	0
	Benefit Equalization Plan	23.9	443,848	0
	Supplemental Retirement Plan	23.9	221,780	0
	Total		1,477,006	0

(1) Represents years of benefit accrual service as of December 31, 2016.

(2) Assumptions used in the calculation of these amounts, other than retirement age, which has been assumed for purposes of this table to be 65 years for all of the named executive officers, are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2025, included in the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2026. The U.S. Retirement Program provides a survivor benefit, in the form of a monthly annuity, to a qualifying spouse or domestic partner upon the death of a vested participant. The present value of this survivor benefit in the event of death on December 31, 2025 was $590,469 for Mr. McGivney, $84,494 for Mr. Tomlinson and $943,498 for Mr. Klisura. The total amounts reported in this column may not equal the sum of amounts reflected due to rounding to the nearest whole dollar as required by SEC rules.

(3) Mr. McGivney, Mr. Tomlinson and Mr. Klisura are eligible for an early retirement benefit. Their early retirement benefits are separately quantified in the table included in the "Potential Payments Upon Termination or Change in Control" section on page 66.

2025 Nonqualified Deferred Compensation Table

The SSIP is a nonqualified defined contribution plan that coordinates with the 401(k) Plan to give eligible participants the opportunity to defer compensation on a pre-tax basis in addition to what is allowed under the tax-qualified plan.

Under the SSIP, selected participants who have reached any one of the limitations set forth in the Internal Revenue Code under the 401(k) Plan may, at their election, defer up to 30% of their base salary and notionally invest this amount in any or all of the plan's notional investment alternatives. These alternatives consist of a variety of mutual funds and units of the Company's common stock. Participants in the SSIP may change their investment elections at any time with respect to future deferrals. Changes to existing balances are limited to once per calendar month. Additionally, once a participant notionally invests an amount in units of the Company's common stock, that amount cannot be reallocated to any other notional investment.

Executive Compensation (Continued)

After a participant completes one year of service with the Company, the Company provides matching credits at the same rate as the 401(k) Plan. Effective January 1, 2017, eligible participants who are employed by an eligible participating company and have completed one year of service receive a 4% fixed company credit with respect to their base salary over the Internal Revenue Service limit on compensation that may be considered under the 401(k) Plan, whether or not they elect to make employee deferrals to the SSIP.

Participants are not permitted to make withdrawals from their accounts while they are employed by the Company. Participants are generally entitled to payment of their accounts after their employment ends, including upon retirement, death or disability in a lump sum or annual installments over 2 to 15 years.

All of the named executive officers were eligible to participate in the SSIP in 2025.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals or Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
John Q. Doyle	69,150	80,500	162,259	0	1,332,687
Mark C. McGivney	39,334	45,500	313,476	0	2,108,776
Martin C. South	39,150	45,500	74,624	0	660,515
Patrick Tomlinson	50,000	38,563	101,877	0	758,984
Dean M. Klisura	31,650	36,750	198,089	0	1,927,286

(1) Amounts reported in this column are also reported in the "All Other Compensation" column in the "2025 Summary Compensation Table" on page 57.

(2) Aggregate earnings are based upon the performance of a variety of mutual funds and shares of the Company's common stock. Because these earnings are based upon actual market performance, they are not considered above-market or preferential for purposes of SEC rules. Therefore, none of the amounts reported in this column are reportable in the "2025 Summary Compensation Table" on page 57.

Potential Payments Upon Termination or Change in Control

The following table sets forth the estimated payments and benefits to be provided to the named executive officers in the event of the specified terminations of employment, including following a change in control of the Company. In accordance with SEC rules, this table assumes that the relevant triggering event occurred on December 31, 2025, the last business day of the last completed fiscal year, and that the market price of the Company's common stock was the closing stock price as of December 31, 2025 ($185.52 per share), the last trading day of 2025.

The employment letter for each named executive officer provides that he/she will participate in the Company's Senior Executive Severance Pay Plan. In general, the Senior Executive Severance Pay Plan provides for cash severance in the event of an involuntary termination of employment without "cause" (as described in "Termination of Employment" below) or, within the two-year period following a change in control of the Company, either by the successor entity without cause or by the participant for a termination of employment for "good reason" (as described in "Termination of Employment" below). In addition, each such named executive officer is eligible for specified payments and benefits upon death or "disability" (as described in "Termination of Employment" below).

Cash severance under the Senior Executive Severance Pay Plan is paid in a lump sum equal to:

- one times annual base salary;
- one times the average of the annual bonuses paid to the participant for each of the three prior calendar years; and
- a pro-rata bonus for the year of termination.

The Senior Executive Severance Pay Plan also provides 12 months of outplacement services and continued medical and dental coverage for 12 months at active employee rates. Severance payments and benefits are conditioned on a participant having executed a waiver and release of claims in favor of the Company (including restrictive covenants). The cash severance amounts included in the following table reflect the employment arrangements in effect on December 31, 2025.

The terms and conditions of equity-based awards provide for full or pro-rata vesting in the event of death, disability and specified terminations of employment.

As of December 31, 2025, Mr. McGivney, Mr. Tomlinson and Mr. Klisura were eligible to commence benefit payments under the Company's United States Defined Benefit Retirement Program upon an early retirement.

Name	Termination Reason	Total Cash Payment ($)[1]	Unvested Stock Awards ($)[2]	Unvested Option Awards ($)[2]	Accumulated Dividend Equivalents on Outstanding Stock Units ($)	Welfare and Retirement Benefits ($)[3][4][5]	Total ($)[6]
John Q. Doyle	Involuntary termination without cause	12,983,333	16,782,510	0	642,656	21,390	30,429,889
	Involuntary termination without cause or termination for good reason following a change in control	11,183,333	29,345,368	1,959,109	981,884	21,390	43,491,084
	Death	3,750,000	29,345,368	1,959,109	981,884	0	36,036,361
	Disability	3,750,000	24,909,585	1,959,109	822,991	0	31,441,684
	Retirement	0	16,782,510	0	642,656	0	17,425,166
Mark C. McGivney	Involuntary termination without cause	7,083,333	4,674,733	0	184,622	24,183	11,966,871
	Involuntary termination without cause or termination for good reason following a change in control	5,883,333	7,759,003	869,196	272,171	24,183	14,807,886
	Death	1,900,000	7,759,003	869,196	272,171	0	10,800,369
	Disability	1,900,000	6,571,860	869,196	228,830	0	9,569,886
	Retirement	0	4,674,733	0	184,622	0	4,859,355
Martin C. South	Involuntary termination without cause	8,391,667	3,807,984	0	149,475	5,122	12,354,247
	Involuntary termination without cause or termination for good reason following a change in control	7,341,667	6,388,010	684,334	221,500	5,122	14,640,633
	Death	2,450,000	6,388,010	684,334	221,500	0	9,743,844
	Disability	2,450,000	5,425,903	684,334	186,425	0	8,746,663
	Retirement	0	3,807,984	0	149,475	0	3,957,459
Patrick Tomlinson	Involuntary termination without cause	5,458,333	2,431,611	0	80,294	22,574	7,992,812
	Involuntary termination without cause or termination for good reason following a change in control	4,858,333	4,115,947	72,277	122,223	22,574	9,191,354
	Death	2,100,000	4,115,947	72,277	122,223	0	6,410,446
	Disability	2,100,000	3,607,993	72,277	105,981	0	5,886,250
	Retirement	0	1,348,730	0	43,259	0	1,391,989
Dean M. Klisura	Involuntary termination without cause	7,616,667	3,479,799	427,162	120,177	18,028	11,661,832
	Involuntary termination without cause or termination for good reason following a change in control	6,416,667	4,099,992	427,162	142,811	18,028	11,104,659
	Death	2,100,000	4,099,992	427,162	142,811	0	6,769,965
	Disability	2,100,000	3,479,799	427,162	120,177	0	6,127,137
	Retirement	0	3,479,799	427,162	120,177	0	4,027,137

(1) The following table sets forth the calculation of amounts shown in the "Total Cash Payment" column of the table above. For purposes of this calculation, because this table assumes that termination of employment occurs at year-end, the amount shown in the "Pro-Rata Bonus" column of the table below is equal to the individual's actual or target bonus for the entire year

Name	Termination Reason	Base Salary ($)	Average Bonus ($)	Total ($)	Severance Multiplier	Total Severance ($)[a]	Pro Rata Bonus ($)[b]	Total Cash Payment ($)[c]
Mr. Doyle	Involuntary termination without cause	1,500,000	5,933,333	7,433,333	1	7,433,333	5,550,000	12,983,333
	Involuntary termination without cause or termination for good reason following a change in control	1,500,000	5,933,333	7,433,333	1	7,433,333	3,750,000	11,183,333
	Death	N/A	N/A	N/A	0	0	3,750,000	3,750,000
	Disability	N/A	N/A	N/A	0	0	3,750,000	3,750,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. McGivney	Involuntary termination without cause	1,000,000	2,983,333	3,983,333	1	3,983,333	3,100,000	7,083,333
	Involuntary termination without cause or termination for good reason following a change in control	1,000,000	2,983,333	3,983,333	1	3,983,333	1,900,000	5,883,333
	Death	N/A	N/A	N/A	0	0	1,900,000	1,900,000
	Disability	N/A	N/A	N/A	0	0	1,900,000	1,900,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. South	Involuntary termination without cause	1,000,000	3,891,667	4,891,667	1	4,891,667	3,500,000	8,391,667
	Involuntary termination without cause or termination for good reason following a change in control	1,000,000	3,891,667	4,891,667	1	4,891,667	2,450,000	7,341,667
	Death	N/A	N/A	N/A	0	0	2,450,000	2,450,000
	Disability	N/A	N/A	N/A	0	0	2,450,000	2,450,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. Tomlinson	Involuntary termination without cause	900,000	1,858,333	2,758,333	1	2,758,333	2,700,000	5,458,333
	Involuntary termination without cause or termination for good reason following a change in control	900,000	1,858,333	2,758,333	1	2,758,333	2,100,000	4,858,333
	Death	N/A	N/A	N/A	0	0	2,100,000	2,100,000
	Disability	N/A	N/A	N/A	0	0	2,100,000	2,100,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. Klisura	Involuntary termination without cause	900,000	3,416,667	4,316,667	1	4,316,667	3,300,000	7,616,667
	Involuntary termination without cause or termination for good reason following a change in control	900,000	3,416,667	4,316,667	1	4,316,667	2,100,000	6,416,667
	Death	N/A	N/A	N/A	0	0	2,100,000	2,100,000
	Disability	N/A	N/A	N/A	0	0	2,100,000	2,100,000
	Retirement	N/A	N/A	N/A	0	0	0	0

(a) Reflects amounts payable by the Company in the form of a lump sum as soon as practicable following termination of employment, subject to the individual's execution of a waiver and release of claims (including restrictive covenants) for the benefit of the Company.

(b) "Pro-Rata Bonus" amounts, if any, are payable by the Company at the same time annual bonuses for the applicable year are paid to the Company's senior executives generally, subject to the individual's execution of a waiver and release of claims (including restrictive covenants) for the benefit of the Company.

(c) Total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

(2) Reflects equity-based awards, with respect to the Company's common stock, outstanding as of December 31, 2025. The values for 2023, 2024 and 2025 PSU awards depend on the termination reason. For certain events such as retirement (i.e., age and service vesting), the values are based on results as determined by the Compensation Committee and 8% EPS growth for the remaining years of the award period for each award. For events in which the vesting of equity-based awards accelerates, such as death, the values are based on performance for abbreviated award periods.

(3) Each of the named executive officers is eligible to continue receiving Company-sponsored health insurance for 12 months following certain terminations of employment. To receive such benefits, a named executive officer is required to contribute at the same level as similarly situated active employees. Each of the named executive officers is eligible to receive outplacement services for a period of 12 months.

(4) The amounts reported in this column, where applicable, include the 401(k) Plan matching contributions made by the Company that would vest in the event of death or permanent disability (as defined the Company's Long-Term Disability Plan).

(5) Mr. McGivney, Mr. Tomlinson and Mr. Klisura are eligible for early retirement, as indicated in the "Defined Benefit Retirement Program" section on page 64. If Mr. McGivney had retired from the Company effective December 31, 2025, the present value of his accumulated pension benefits would have been $775,357 If Mr. Tomlinson had retired from the Company effective December 31, 2025, the present value of his accumulated pension benefits would have been $88,959. If Mr. Klisura had retired from the Company effective December 31, 2025, the present value of his accumulated pension benefits would have been $1,654,306. In addition, Mr. McGivney, Mr. Tomlinson and Mr. Klisura would have been entitled to payment of their account balances under the 401(k) Plan and the SSIP. These amounts are not reflected in the total set forth in this column. Mr. Doyle and Mr. South are not eligible to participate in the United States Defined Benefit Retirement Program because they did not meet the eligibility requirements to join the retirement program prior to December 31, 2016.

(6) Total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

Termination of Employment

Upon any termination of employment, including a termination for "cause" or without "good reason," a named executive officer will receive any accrued pay and regular post-employment payments and benefits under the terms of the Company's applicable plans. The amounts reported in the table above do not include payments and benefits that are provided on a nondiscriminatory basis to eligible employees upon termination of employment, including:

- base salary through the date of termination and accrued but unused vacation time;

- post-employment group medical benefit continuation at the employee's cost;

- welfare benefits provided to eligible U.S. retirees;

- distributions of defined benefit plan benefits, whether or not tax-qualified (our U.S. defined benefit retirement program is described in the "Defined Benefit Retirement Program" section, on page 64);

- distributions of tax-qualified defined contribution plans and nonqualified deferred compensation plans (the nonqualified deferred compensation plans are described in the "2025 Nonqualified Deferred Compensation Table" section, on page 65); and

- vested benefits.

The Senior Executive Severance Pay Plan defines "cause" as a participant's: (i) willful failure to substantially perform the duties consistent with his or her position which is not remedied within 10 days after receipt of written notice from the Company specifying such failure; (ii) willful violation of any written Company policy, including, but not limited to, the Company's Code of Business Conduct & Ethics; (iii) commission at any time of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (iv) unlawful use (including being under the influence) or possession of illegal drugs; (v) gross negligence or willful misconduct which results in, or could reasonably be expected to result in, a material loss to the Company or material damage to the reputation of the Company; or (vi) violation of any statutory or common law duty of loyalty to the Company, including the commission at any time of any act of fraud, embezzlement or material breach of fiduciary duty against the Company.

The Senior Executive Severance Pay Plan defines "good reason" as: (i) a material reduction in the participant's base salary; (ii) a material reduction in the participant's annual incentive opportunity (including a material adverse change in the method of calculating the participant's annual incentive); (iii) a material diminution of the participant's duties, responsibilities or authority; or (iv) a relocation of more than 50 miles from the participant's office location in effect immediately prior to the change in control of the Company. This definition of "good reason" only applies during the 24-month period following a change in control of the Company.

The employment letter for each named executive officer defines "permanent disability" as occurring when it is determined (by the Company's disability carrier for the primary long-term disability plan or program applicable to the named executive officer because of his or her employment with the Company) that the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

Change in Control

As described in the "Change-in-Control Arrangements" section on page 51, the terms of our outstanding and unvested equity-based awards contain a "double-trigger" change-in-control vesting provision, which requires a change in control of the Company followed by a specified termination of employment for accelerated vesting to

occur. Under the double-trigger provision, a change in control of the Company by itself would not cause an employee's equity-based award to vest, so long as the award is assumed or replaced on equivalent terms. In that case, vesting would continue pursuant to the award's original vesting schedule unless, in addition to the change in control, the employee's employment terminates without "cause" or for "good reason" during the 24 months following the change in control.

The change-in-control provisions included in our Senior Executive Severance Pay Plan also require both "double-trigger" events to occur for payments and benefits to be provided.

We do not provide change-in-control excise tax payments, reimbursements or "gross-ups" to any of our senior executives under any plan or arrangement. Cash severance payments are not eligible for any tax reimbursement benefit.

We use the same definition of "change in control" in the equity incentive plans and the Senior Executive Severance Pay Plan.

The definitions of "cause" and "good reason" in equity-based awards for the named executive officers are similar to those described above in "Termination of Employment."

Restrictive Covenants

Each of the named executive officers is subject to nonsolicitation covenants that prohibit the executive from:

- soliciting any customer or client with respect to a competitive activity; and
- soliciting or employing any employee for the purpose of causing the employee to terminate employment.

Each of the named executive officers is also subject to noncompetition covenants that prohibit the executive from engaging in a competitive activity.

For Mr. Doyle, the noncompetition and nonsolicitation period ends 24 months after the date of termination of employment. For the other named executive officers, this period ends 12 months after the date of termination of employment.

In addition, at all times prior to and following termination of employment, the named executive officers are subject to a perpetual confidentiality covenant.

Audit

Item 3:
Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee and the Board believe that the continued retention of Deloitte & Touche to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its investors based on the Audit Committee's level of satisfaction with the quality of services provided by Deloitte & Touche and consideration of factors described below.

Appointment

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2026 fiscal year. Deloitte & Touche was first retained as the independent registered accounting firm of the Company in 1989.

Review and Approval: Compensation, Leadership, Composition and Organization

The Audit Committee is responsible for reviewing and approving the compensation of Deloitte & Touche in connection with the annual appointment process. As part of its regular process, the Audit Committee annually reviews and approves the leadership, composition and organization of the external audit team. The Audit Committee also periodically considers the rotation of the independent external audit firm and whether to commence an audit tender process, considering such factors as the tenure, fees, independence and capabilities of the external auditor. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and its chairman are directly involved in the review and approval of Deloitte & Touche's lead audit partner.

2025 Audit and Other Services

Deloitte & Touche will audit our consolidated financial statements for fiscal year 2026 and perform other services. Deloitte & Touche acted as the Company's independent registered public accounting firm for the year ended December 31, 2025. A Deloitte & Touche representative will be present at the 2026 annual meeting of stockholders and will have an opportunity to make a statement and be available to respond to appropriate questions.

Ratification as Good Corporate Practice

Although ratification is not required by the Company's bylaws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the selection is ratified, the Audit Committee may select a different auditor at any time during the year if it determines that this would be in the best interests of the Company and its stockholders.

> ## The Board of Directors Recommends That You Vote For This Proposal.

Fees of Independent Registered Public Accounting Firm

For the fiscal years ended December 31, 2025 and 2024, fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates were as follows:

	($ in '000s)	
	2025	2024
Audit Fees	$27,020	$25,581
Includes audits of the effectiveness of the Company's internal control over financial reporting at December 31, 2025 and 2024, audits of consolidated financial statements and reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q, statutory reports and regulatory audits.		
Audit-Related Fees	7,168	6,117
Includes audits of employee benefit plans, computer- and control-related audit services, agreed-upon procedures, merger and acquisition assistance and accounting research services.		
Tax Fees	266	213
Includes tax compliance and other services not related to the audit.		
All Other Fees	420	11
Includes permissible advisory and consulting services, and subscription services.		
Total	$34,874	$31,922

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy regarding pre-approval of audit and non-audit services provided by Deloitte & Touche to the Company and its subsidiaries. The policy provides the guidelines necessary to adhere to the Company's commitment to auditor independence and compliance with relevant rules and regulations relating to auditor independence. The policy contains a list of prohibited non-audit services, and sets forth four categories of permitted services (Audit, Audit-Related, Tax and Other), listing the types of permitted services in each category. All of the permitted services require pre-approval by the Audit Committee. In lieu of Audit Committee pre-approval on an engagement-by-engagement basis, each category of permitted services, with reasonable detail as to the types of services contemplated, is pre-approved as part of the annual services performed by Deloitte as approved by the Audit Committee. Permitted services not contemplated during the budget process must be presented to the Audit Committee for approval prior to the commencement of the relevant engagement. The Audit Committee chair or, if he is not available, any other member of the Committee, may grant approval for any such engagement if approval is required prior to the next scheduled meeting of the Committee. Any such approvals are reported to the Audit Committee at its next meeting. At least twice a year, the Audit Committee is presented with a report showing amounts billed by the independent registered public accounting firm compared to the budget approvals for each of the categories of permitted services. The Committee reviews the suitability of the pre-approval policy at least annually.

Audit Committee Report

The Audit Committee of the Board of Directors is comprised of the five directors named below. Each member of the Committee is independent as required by the Company, the listing standards of the NYSE and the SEC's audit committee independence rules. The primary function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities with respect to the integrity of the Company's financial statements; the qualifications, independence and performance of the Company's independent auditors; the performance of the Company's internal audit function; and compliance by the Company with legal and regulatory requirements. The Committee operates pursuant to a charter approved by the Board of Directors.

Audit _(Continued)

Management is responsible for the Company's financial statements, the overall reporting process and the system of internal control, including internal control over financial reporting. Deloitte & Touche LLP, our independent registered public accounting firm, is responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles in the United States and expressing an opinion on our internal control over financial reporting as of the end of our fiscal year.

In performing their oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and Deloitte & Touche. The members of the Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence.

During 2025, the Audit Committee executed its oversight function through a series of meetings and teleconferences with management and Deloitte & Touche. The Audit Committee also reviewed and discussed with management and Deloitte & Touche the Company's audited financial statements as of and for the year ended December 31, 2025, as well as matters related to internal control over financial reporting and the processes that support the Company's reporting of financial results. The Committee also discussed with Deloitte & Touche the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, has considered whether the provision of other non-audit services by Deloitte & Touche to the Company is compatible with maintaining Deloitte & Touche's independence and has discussed with Deloitte & Touche that firm's independence.

Based upon the review and discussions described in this report, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's annual report on internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC. The Committee has also selected Deloitte & Touche as the Company's independent registered public accounting firm for 2026. The Board of Directors concurred with that selection and has recommended this selection to the Company's stockholders for ratification.

Submitted by the Audit Committee of the Board of Directors

Anthony K. Anderson (Chair)	Jane H. Lute
Bruce Broussard	Jan Siegmund
Judith Hartmann	

Additional Information

Stock Ownership of Directors, Management and Certain Beneficial Owners

The following table reflects the number of shares of our common stock beneficially owned by each director and each named executive officer as defined in the Compensation Discussion and Analysis section beginning on page 29. The table also shows the number of shares beneficially owned by all directors and executive officers of the Company as a group. These common stock holdings are as of February 28, 2026. The table also includes the number of shares of common stock beneficially owned by persons known to the Company to own more than 5% of our outstanding shares.

	Amount and Nature of Beneficial Ownership[1]		
Name	Sole Voting and Investment Power	Other than Sole Voting and Investment Power[2]	Total
Anthony K. Anderson	2,014	15,645	17,659
Bruce Broussard	76	—	76
John Q. Doyle	116,811	639,828	756,639
H. Edward Hanway	35,519	—	35,519
Peter Harrison	—	—	—
Judith Hartmann	2,974	—	2,974
Deborah C. Hopkins	—	19,953	19,953
Tamara Ingram	—	7,693	7,693
Dean Klisura	25,129	88,243	113,372
Jane H. Lute	1,657	7,351	9,008
Mark C. McGivney	42,469	174,346	216,815
Steven A. Mills	4,145	47,553	51,698
Morton O. Schapiro	—	88,344	88,344
Jan Siegmund	—	943	943
Martin South	23,651	97,385	121,036
Pat Tomlinson	3,655	47,578	51,233
Lloyd Yates	24,001	10,755	34,756
All directors and executive officers as a group[3]	362,390	1,467,091	1,829,481

Additional Information (Continued)

Name	Aggregate Amount Beneficially Owned	Percentage of Stock Outstanding as of December 31, 2025
The Vanguard Group[4] 100 Vanguard Blvd. Malvern, PA 19355	43,794,070	9.0%
Blackrock, Inc.[5] 50 Hudson Yards New York, NY 10001	40,997,160	8.4%

(1) No director or named executive officer beneficially owned more than 1% of the Company's outstanding common stock, and all directors and executive officers as a group beneficially owned approximately 0.38% of the Company's outstanding common stock. The Company assists directors and officers with reporting changes in their beneficial ownership to the SEC and all such filing requirements were complied with in 2025.

(2) This column includes shares of the Company's common stock: (i) held indirectly for the benefit of such individuals or jointly, or directly or indirectly for certain members of such individuals' families, with respect to which beneficial ownership in certain cases may be disclaimed or (ii) that represent the individual's interests in the Company's 401(k) Savings & Investment Plan.

This column also includes:

- Marsh common stock or stock units subject to issuance in the future with respect to the Directors' Stock Compensation Plan or the Supplemental Savings & Investment Plan, and restricted stock units in the following aggregate amounts: Mr. Anderson, 15,645 shares; Ms. Hopkins, 19,953 shares; Ms. Ingram, 7,693 shares; Mr. Klisura, 1,680 shares; Ms. Lute, 7,351 shares; Mr. Schapiro, 88,344 shares; Mr. Siegmund, 943 shares; Mr. Tomlinson 6,082 shares; and Mr. Yates 10,755 shares; and all directors and executive officers as a group, 158,587 shares; and

- Shares of Marsh common stock which may be acquired on or before April 30, 2026 through the exercise of stock options as follows: Mr. Doyle, stock options totaling 639,828 shares; Mr. Klisura, stock options totaling 86,563 shares; Mr. McGivney, stock options totaling 174,346 shares; Mr. South, stock options totaling 97,385 shares; Mr. Tomlinson, stock options totaling 41,496 shares and all directors and executive officers as a group, stock options totaling 1,258,849 shares.

(3) This group includes the individuals listed in this table, plus 5 additional executive officers.

(4) Based solely on a review of Amendment No. 9 to the Schedule 13G Information Statement filed on February 13, 2024 by The Vanguard Group ("Vanguard"). The Schedule 13G discloses that Vanguard in its capacity as investment adviser had shared voting power as to 650,026 shares; sole dispositive power as to 41,686,013 shares; and shared dispositive power as to 2,108,057 shares.

(5) Based solely on a review of Amendment No. 9 to the Schedule 13G Information Statement filed on January 25, 2024 by BlackRock, Inc. ("BlackRock"). The Schedule 13G discloses that BlackRock in its capacity as a parent holding company or control person had sole voting power as to 36,928,505 shares and sole dispositive power as to 40,997,160 shares.

Additional Information (Continued)

DIRECTOR COMPENSATION

Executive Directors

Executive directors (currently only Mr. Doyle) receive no compensation for their service as directors.

Independent Directors

Independent directors receive a basic annual retainer and annual stock grant as compensation for their service as directors. Our Independent Chair and directors who serve as the chair of a committee also receive a supplemental annual retainer. The Board's compensation year runs from June 1 through May 31.

In 2025, the Board reviewed the independent director compensation arrangements, which have been unchanged since 2023, and requested and received advice from an independent consulting firm, Pay Governance LLC. The Board revised the basic annual retainer, supplemental retainer for the chair of the Audit Committee and annual stock grant for independent directors effective June 1, 2025 as shown in the table below.

Elements of Independent Director Compensation

	2024 Board Compensation Year (June 1, 2024 - May 31, 2025)	2025 Board Compensation Year (June 1, 2025 - May 31, 2026)
Basic Annual Retainer for All Independent Directors	$140,000	$145,000
Supplemental Annual Retainer for Independent Chair	$200,000	Unchanged
Supplemental Annual Retainer for Chair of Audit Committee	$30,000	$35,000
Supplemental Annual Retainer for Chair of Compensation Committee	$25,000	Unchanged
Supplemental Annual Retainer for Chairs of Committees other than Audit and Compensation	$20,000	Unchanged
Annual Stock Grant for Independent Directors under the Company's Directors' Stock Compensation Plan	Number of shares having a grant date market value of $200,000	Number of shares having a grant date market value of $215,000
Stock Ownership Guidelines	5x Basic Annual Retainer	Unchanged

The basic annual retainer and the supplemental retainers are paid quarterly for pay periods ending on August 15, November 15, February 15 and May 15. Under the terms of the Company's Directors' Stock Compensation Plan, independent directors may elect to receive these retainer amounts in cash, the Company's common stock or a combination thereof and may defer receipt of all or a portion of any compensation to be paid in the form of the Company's common stock until a specified future date. The annual stock grant is made on June 1st of each year. Independent directors are also eligible to participate in the Company's matching-gift program for certain charitable gifts.

Additional Information (Continued)

2025 Independent Director Compensation

The table below indicates total compensation received by our independent directors for service on the Board and its committees during 2025:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Anthony K. Anderson	175,000	215,000	—	390,000
Bruce Broussard[4]	51,223	—	—	51,223
Oscar Fanjul[5]	70,394	—	—	70,394
H. Edward Hanway	342,500	215,000	—	557,500
Judith Hartmann	142,500	215,000	—	357,500
Deborah C. Hopkins	162,500	215,000	—	377,500
Tamara Ingram	152,500	215,000	—	367,500
Jane H. Lute	35,625	215,000	—	357,500
Steven Mills	167,500	215,000	—	382,500
Morton O. Schapiro	162,500	215,000	—	377,500
Jan Siegmund	142,500	215,000	—	357,500
Lloyd Yates	152,500	215,000	—	367,500

(1) The amounts in this "Fees Earned or Paid in Cash" column reflect payments of the basic annual retainer and any supplemental retainer made during fiscal 2025, as set forth in more detail below. The chair of the Audit Committee received $30,000 for such service. The chair of the Compensation Committee received $25,000 for such service, the chairs of the Directors & Governance, Finance and Business Responsibility committees each received $20,000 for such service, and the Independent Chair received $200,000 for such service. The committee chairs compensated during fiscal 2025 were: Ms. Hopkins (Finance), Ms. Ingram (Business Responsibility), Mr. Mills (Compensation), Mr. Anderson (Audit), Mr. Schapiro (Directors and Governance), and Mr. Yates (Business Responsibility). Committee members other than the chairs receive no additional compensation for service on a committee.

Mr. Fanjul and Mr. Mills elected to receive their quarterly payments in the form of the Company's common stock. Mr. Schapiro, and Mr. Yates elected to receive their quarterly payments in the form of the Company's common stock on a deferred basis. Ms. Lute elected to receive 75% of her quarterly payments in the form of Company's common stock on a deferred basis. All of the other independent directors received these amounts in cash.

(2) This column reflects the award of 929 shares of the Company's common stock to each independent director on June 1, 2025. The shares awarded to each director had an aggregate grant date fair value of $215,000, based on a per share price of $231.27, which was the average of the high and low prices on May 31, 2025, the trading day immediately preceding the grant date. The amounts shown in this column constitute the dollar amount recognized by the Company for financial statement reporting purposes for the fiscal year ended December 31, 2025, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The actual value, if any, realized by our independent directors for these awards is a function of the value of shares if and when they vest. For additional information on how we account for equity-based compensation, see footnote 9 to the Company's audited financial statements for the fiscal year ended December 31, 2025, included in the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2026. Mr. Anderson, Ms. Hopkins, Ms. Ingram, Ms. Lute, Mr. Schapiro, Mr. Siegmund and Mr. Yates elected to defer receipt of all of the shares awarded to them.

As of December 31, 2025, the aggregate number of deferred shares held for the account of each current independent director who previously elected to defer shares was as follows: Mr. Anderson, 15,564 shares, Ms. Hopkins, 19,850 shares, Ms. Ingram, 7,653 shares, Ms. Lute, 7,157 shares, Mr. Schapiro, 87,650 shares, Mr. Siegmund, 938 shares and Mr. Yates, 10,492 shares. Dividend equivalents on these deferred shares are reinvested into additional deferred shares for the account of the independent director.

(3) The Company maintains a matching gift program for colleagues and directors, pursuant to which the Company matches, on a dollar-for-dollar basis, certain charitable contributions. For 2025, the Company matched up to $1,000 per colleague or director. No charitable contributions were matched for directors in 2025.

(4) Mr. Broussard was elected to the Board effective July 9, 2025.

(5) Mr. Fanjul did not stand for re-election at the May 2025 annual meeting.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2025, with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1][2]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2][3]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2]
Equity compensation plans approved by stockholders	8,620,312[4]	149.18	22,047,706[5]
Equity compensation plans not approved by stockholders	40,176[6]	N/A	3,031,356[7]
Total	8,660,488	149.18	25,079,062

(1) This column reflects shares subject to outstanding and unexercised options granted during the last ten years under the *Amended and Restated 2020 Incentive and Stock Award Plan* and the *2011 Incentive and Stock Award Plan*. This column also contains information regarding the equity awards specified in notes (4) and (6) below. There are no warrants or stock appreciation rights outstanding.

(2) The number of shares that may be issued during the current offering periods under stock purchase plans, and the weighted-average exercise price of such shares, are uncertain and consequently not reflected in columns (a) and (b). The number of shares to be purchased will depend on the amount of contributions plus any interest accumulated under these plans as of the close of each purchase period during the current offering periods and the value of a share of Company common stock on each purchase date. An estimate of the number of shares subject to purchase during the current offering period for the *1999 Employee Stock Purchase Plan* is 462,682 shares. An estimate of the number of shares subject to purchase during the current offering periods which mature in 2025 for the *Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save as You Earn Plan (U.K.), Irish Savings Related Share Option Scheme (2001)* and *Share Participation Schemes for employees in Ireland* is 244,434 shares. The shares remaining available for future issuance shown in column (c) include any shares that may be acquired under all current offering periods for these stock purchase plans. Further information regarding shares available for issuance under these plans is set forth in the first bullet of note (5) and in note (7) below.

(3) The weighted-average exercise price in column (b) does not take into account the awards referenced in notes (4) and (6) below. There are no outstanding options under equity compensation plans not approved by stockholders.

(4) Includes 3,957,059 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *Amended and Restated 2020 Incentive and Stock Award Plan*, the *2011 Incentive and Stock Award Plan* and the *2000 Senior Executive Incentive and Stock Award Plan* and predecessor plans and programs as well as other deferred compensation obligations under the *Directors' Stock Compensation Plan* and the *Supplemental Savings & Investment Plan*, a nonqualified deferred compensation plan providing benefits to colleagues whose benefits are limited under the Company's *401(k) Savings & Investment Plan*.

(5) Includes the following:

- 546,820 shares available for future purchases under the *Stock Purchase Plan for International Employees,* 229,310 shares available for future purchases under the *Irish Savings Related Share Option Scheme (2001)* and 3,232,472 shares available for future purchases under the *1999 Employee Stock Purchase Plan*, a stock purchase plan qualified under Section 423 of the Internal Revenue Code. For the two stock purchase plans, colleagues may acquire shares at a discounted purchase price (which may be no less than 95% of the market price of the stock on the relevant purchase date) on four quarterly purchase dates within each one-year offering period with the proceeds of their contributions plus interest accumulated during the respective quarter. For the *Irish Savings Related Share Option Scheme (2001),* eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period that varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price, which may be no less than 95% of the market price of the stock at the beginning of the offering period.

- 15,246,943 shares available for future awards under the *Amended and Restated 2020 Incentive and Stock Award Plan*. Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and stock awards in lieu of cash awards, dividend equivalents and other stock-based or unit-based awards. The grant, exercise or settlement of any award may be subject to the achievement of performance goals or other performance-based terms. Consistent with plan terms, the shares available for future awards include shares previously forfeited, canceled, exchanged or surrendered under the *Amended and Restated 2020 Incentive and Stock Award Plan* and predecessor plans and programs.

- 2,616,332 shares available for future deferrals directed into share units under the *Supplemental Savings & Investment Plan* described in note (4) above.

- 175,829 shares available for future awards under the *Directors' Stock Compensation Plan.* Awards may consist of shares, deferred stock units and dividend equivalents.

(6) Includes 40,176 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2000 Employee Incentive and Stock Award Plan* and predecessor plans and programs.

(7) Includes the following:

- 2,857,588 shares available for future purchases under the *Stock Purchase Plan for French Employees* and *Save as You Earn Plan (U.K.)*.

- 173,768 shares available for future purchases under the *Share Participation Schemes for employees in Ireland*.

The material features of the Company's compensation plans that have not been approved by stockholders and under which Company shares are authorized for issuance are described below. Any such material plans under which awards in Company shares may currently be granted are included as exhibits to, or incorporated by reference in, the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Additional Information (Continued)

Stock Purchase Plan for French Employees and Save As You Earn Plan (U.K.). Eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period that varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price. Under the U.K. Plan, the purchase price may be no less than 95% of the market price of the stock at the beginning of the offering period. Under the French Plan, the purchase price may be no less than 95% of the market price of the stock at the end of the offering period.

2000 Employee Incentive and Stock Award Plan and predecessor plans and programs. The terms of the 2000 Employee Incentive and Stock Award Plan are described in Note 9 to the Company's consolidated financial statements for the fiscal year ended December 31, 2010, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2011. The 2000 Employee Incentive and Stock Award Plan replaced the 1997 Employee Incentive and Stock Award Plan, the terms of which are described in Note 7 to the Company's consolidated financial statements for the fiscal year ended December 31, 1999, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2000. No future awards may be granted under these or any other predecessor plan or program.

Share Participation Schemes for employees in Ireland. Eligible participants may elect to acquire shares of stock at market price by allocating their bonus and up to an equivalent amount of their basic salary. The acquired shares are held in trust and generally may not be transferred for two years following their acquisition. The initial value of any shares held in trust for more than three years is not subject to income tax. Scheme shares may be provided from the remaining 173,768 treasury shares or from open market purchases. Open market purchases do not count against the remaining treasury shares available.

Additional Information (Continued)

Pay Versus Performance

One of the key principles by which we govern our executive compensation program is to support a solid performance culture through short-term and long-term variable compensation. In 2025, performance-based compensation represented 83% or more of each of our named executive officers' target total direct compensation. As a result of this weighting toward variable, performance-based compensation, the financial performance of the Company, including stock performance, plays an integral role in determining compensation actually paid to each of our named executive officers each year.

					Value of Initial Fixed $100 Investment Based on			
Fiscal Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] (d)	Average Compensation Actually Paid to Non-PEO NEOs[2] (e)	Total Shareholder Return[3] (f)	Peer Group Total Shareholder Return[3] (g)	Net Income[4] (h)	Adjusted EPS Growth as Further Adjusted for Executive Compensation Purposes[5] (i)
2025	25,051,051	11,535,337	7,130,165	4,904,905	171	203	4,160.0	8.8%
2024	22,807,539	32,339,406	7,546,124	9,819,968	192	176	4,060.0	10.6%
2023	19,054,956	31,181,865	7,172,630	11,156,213	169	135	3,756.0	18.8%
2022	30,924,435	23,167,779	8,088,411	8,272,370	146	121	3,050.0	14.6%
2021	21,519,703	89,772,223	6,997,689	21,130,889	151	135	3,143.0	20.5%

(1) In 2025, 2024 and 2023, John Q. Doyle was our Principal Executive Officer (PEO) and in 2021 and 2022, Daniel S. Glaser was our Principal Executive Officer. Our other NEOs consisted of (i) for 2021: Mark C. McGivney, John Q. Doyle, Peter C. Hearn and Martine Ferland; (ii) for 2022: Mark C. McGivney, John Q. Doyle, Martin C. South and Martine Ferland, (iii) for 2023: Mark C. McGivney, Martin C South, Martine Ferland and Dean M. Klisura and (iv) for 2024 and 2025: Mark C. McGivney, Martin C. South, Patrick Tomlinson and Dean M. Klisura.

(2) Represents the amount of "Compensation Actually Paid" to our NEOs as computed in accordance with Item 402(v) or Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or paid to our NEOs during the applicable year. The following tables show the amounts deducted from and added to the Summary Compensation Table total for the PEO and for the average Summary Compensation Table Total for non-PEO NEOs.

PEO

Fiscal Year	PEO Summary Compensation Table (SCT) Total	Additions/ (Subtractions) for Fair Value of Equity Awards Granted during Fiscal Year Reported in SCT (a)	Additions/ (Subtractions) for Change in Pension Value Reported in SCT (a)	Adjustments to PEO Summary Compensation Table Total (b)	PEO Compensation Actually Paid
2025	25,051,051	(17,584,489)	0	4,068,775	11,535,337
2024	22,807,539	(14,421,635)	0	23,953,502	32,339,406

Average Non-PEO NEOs

Fiscal Year	Average Non-PEO Summary Compensation Table (SCT) Total	Additions/ (Subtractions) for Fair Value of Equity Awards Granted during Fiscal Year Reported in SCT (a)	Additions/ (Subtractions) for Change in Pension Value Reported in SCT (a)	Adjustments to Average Non-PEO Summary Compensation Table Total (b)	Average Non-PEO Compensation Actually Paid
2025	7,130,165	(2,913,378)	(40,717)	728,835	4,904,905
2024	7,546,124	(2,937,798)	(10,844)	5,222,486	9,819,968

(a) Includes the grant date fair value of stock awards and option awards, computed in accordance with FASB ASC Topic 718, as well as the aggregate change in the actuarial present value of the NEOs accumulated benefit under the Company's defined benefit pension plans.

(b) Includes the value of equity awards, calculated in accordance with Item 402(v) of Regulation S-K. The equity component of CAP is further detailed in the tables below for the Company's PEO and average non-PEO NEOs, for fiscal year 2024. We did not report a service cost for the Company's pension plans.

PEO

Fiscal Year	Year-End Fair Value of Equity Awards Granted During the Fiscal Year that are Outstanding and Unvested	Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested During the Fiscal Year	Dividends Paid on Stock or Stock Option Awards Not Otherwise Reflected in Fair Value of Total Compensation	Total Adjustments
2025	38,237,182	(50,556,740)	16,126,649	261,685	4,068,775
2024	16,961,136	(5,907,710)	12,694,817	205,258	23,953,502

Average Non-PEO NEOs

Fiscal Year	Year-End Fair Value of Equity Awards Granted During the Fiscal Year that are Outstanding and Unvested	Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested During the Fiscal Year	Dividends Paid on Stock or Stock Option Awards Not Otherwise Reflected in Fair Value of Total Compensation	Total Adjustments
2025	7,338,017	(12,079,990)	5,365,650	105,157	728,835
2024	3,418,980	(3,142,951)	4,849,277	97,180	5,222,486

(3) Reflects cumulative total stockholder return assuming $100 invested in the Company's common stock versus the S&P 500 Financial index on December 31, 2020 with dividends reinvested. The peer group used for this purpose is the S&P 500 Financial index.

(4) Reflects "Net Income" as required to be disclosed in the Company's audited financial statements, included in the Company's Annual Report on Form 10-K for the years ended December 31, 2025, 2024, 2023, 2022 and 2021, respectively.

(5) Adjusted EPS as further adjusted for executive compensation purposes is a non-GAAP measure. For the definition, please refer to the "Definitions of Financial Performance Measures" section on page 48 of the Compensation Discussion and Analysis.

Additional Information (Continued)

Relationship between "Compensation Actually Paid" and Performance Measures

In accordance with Item 402(v) of Regulation S-K, the charts below illustrate "compensation actually paid" to our NEOs. They also show how CAP aligns with the Company's financial performance as measured by TSR, net income, and adjusted EPS. as well as a comparison of TSR and Peer Group TSR.









Tabular List of Most Important Performance Measures

The table below shows the Company's three most important performance measures used to link "Compensation Actually Paid" to our NEOs for fiscal year 2025.

Most Important Performance Measures (3 to 7 metrics without ranking)
TSR
Adjusted EPS as further adjusted for executive compensation purposes
Operating NOI growth

CEO Pay Ratio

In accordance with Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K of the Securities Act, we are required to provide information regarding the relationship-between the annual total compensation of our CEO, Mr. Doyle, and the annual total compensation of our median employee (excluding for purposes of this disclosure, our CEO) for our last completed fiscal year, which ended December 31, 2025. The ratio of the annual total compensation for our CEO (Mr. Doyle) compared to the median of the annual total compensation of all of our employees (excluding our CEO) for 2025 is 330. We believe this ratio to be a reasonable estimate, based upon the assumptions and adjustments described below.

The ratio for 2025 is based on the annual total compensation of the Company's median employee (excluding our CEO) and our CEO (as disclosed in the 2025 Summary Compensation Table in this proxy statement), as follows:

- Median employee: $76,092
- CEO: $25,051,051

We identified the median employee based on total cash compensation, including base salary for 2025 and cash incentive compensation for 2024, for all individuals, excluding our CEO, who were employed by the Company (including our consolidated subsidiaries) on the median employee determination date (December 31, 2025). Our total number of employees on the median employee determination date, including U.S. and non-U.S. employees, was approximately 95,000.

We annualized the base salary of permanent full-time and part-time employees hired in 2025 and of employees on a leave of absence. We did not annualize the base salary of temporary employees.

For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using the Company's budgeted currency exchange rates for 2025.

After identifying the median employee, we calculated annual total compensation for that employee for 2025 using the same methodology used to calculate the amount reported for our named executive officers in the "Total" column of the 2025 Summary Compensation Table.

The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Additional Information (Continued)

Information about Our Annual Meeting and Solicitation of Proxies

Why Have I Received a Notice Regarding Internet Availability of Proxy Materials Instead of Printed Copies of These Materials in the Mail?

In order to reduce paper and postage costs, and in accordance with SEC rules, we have elected to furnish our proxy materials to stockholders over the Internet. Most stockholders are receiving by mail a Notice of Internet Availability of Proxy Materials ("Notice"), which provides general information about the annual meeting, the address of the website on which our proxy statement and annual report are available for review, printing and downloading and instructions on how to submit proxy votes. For those who wish to receive their materials in a different format (e.g., paper copy by mail or electronic copy by e-mail), the Notice contains instructions on how to do so. Stockholders who are current employees of the Company or who have elected to receive proxy materials via electronic delivery will receive via e-mail the proxy statement, annual report and instructions on how to vote.

How May I Obtain Electronic Delivery of Proxy Materials in the Future?

Stockholders who have elected to receive paper copies of the proxy materials will receive them by mail. If you are a stockholder of record and would prefer to receive electronic delivery, you may choose electronic delivery by following the instructions provided when you vote over the Internet. If you are a beneficial owner who holds shares in street name, it is likely that you will have the option to choose future electronic delivery of proxy materials when you vote over the Internet. Otherwise, please contact your broker or other intermediary holder of record for information regarding electronic delivery of proxy materials.

Who Can Vote on the Matters Being Decided at the Annual Meeting?

With respect to each matter properly brought before the meeting, each stockholder who held shares as of the close of business on March 23, 2026, which we refer to as the record date, is entitled to one vote, at the annual meeting or by proxy, for each share of common stock held as of that date. As of the record date, there were outstanding 483,095,948 shares of Marsh common stock entitled to vote.

Stockholders of Record

If, as of the close of business on the record date, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, you are a stockholder of record. As a stockholder of record, you may vote during the meeting or by proxy. The Company is incorporated in Delaware, and in accordance with Delaware law, a list of the Company's common stockholders of record as of the record date will be available for inspection for at least ten days prior to the annual meeting by contacting Investor Relations by telephone at (212) 345-5411 or by e-mail marsh.investor.relations@marsh.com.

Beneficial ("Street Name") Stockholders

If, as of the close of business on the record date, your shares were not held directly in your name but rather were held in an account at a brokerage firm, bank or similar intermediary organization, then you are the beneficial holder of shares held in "street name." The intermediary is considered to be the stockholder of record for purposes of voting during the annual meeting. As a beneficial owner, you have the right to direct the intermediary how to vote the shares held in your account.

How Do I Vote?

Whether you hold shares as a stockholder of record or beneficial owner, you may direct how your shares are voted without participating in the annual meeting. Even if you plan to attend the annual meeting, we encourage you to vote in advance of the meeting. If you are a stockholder of record, you may vote by submitting a proxy in accordance with the instructions included in your Notice or on your proxy card. If you are a beneficial owner holding shares in street name, you may vote by submitting voting instructions to your broker, bank, trustee or other intermediary in accordance with the voting instruction form provided to you. Executors, administrators, trustees, guardians, attorneys

Additional Information (Continued)

and other representatives voting on behalf of a stockholder should indicate the capacity in which they are voting and corporations should vote by an authorized officer whose title should be indicated.

You May Vote in the Following Manner:

By Telephone or the Internet

You may vote your shares via telephone or the Internet as instructed in the Notice or the proxy card, depending on how you received the proxy materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

By Mail

Stockholders who receive hard copies of the proxy materials may choose to vote by mail and, if you so choose, should complete, sign and date your proxy card or voting instruction card and mail it in the pre-addressed envelope included with the proxy materials. Note that, if you are a stockholder of record and you sign and return a proxy, but do not specify how to vote, your shares will be voted by the proxies in accordance with the Board's recommendations, which will be in favor of our director nominees (Item 1); to approve, by nonbinding vote, the compensation of our named executive officers (Item 2) and in favor of the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm (Item 3).

Can I Vote My Shares at the Virtual Annual Meeting?

Yes. However, even if you plan to attend the meeting, we recommend that you vote in advance of the meeting. If you vote in advance and then attend the meeting, you can always change your vote at the meeting.

Stockholders may vote during the virtual annual meeting by logging into the meeting website and following the instructions on the website. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to vote during the meeting.

Can I Change My Vote?

Yes. Stockholders of record may revoke their proxy before it is voted at the annual meeting by (i) submitting a new proxy with a later date, (ii) voting at the annual meeting or (iii) delivering written notification of revocation before the annual meeting addressed to: Marsh, Attn: Corporate Secretary, 1166 Avenue of the Americas, New York, New York 10036-2774.

If you hold your shares in street name, you may change your vote by submitting new voting instructions to your broker or other intermediary, following the instructions they provided, before the annual meeting or by voting during the annual meeting.

How do I vote shares held in the Marsh & McLennan Companies or Marsh & McLennan Agency 401(k) Savings & Investment Plans?

If you are a participant in the Company's or Marsh & McLennan Agency's 401(k) Plan, you may direct the 401(k) Plan trustee how to vote your shares. Under the terms of the 401(k) Plan, the trustee votes all shares held by the 401(k) Plan, but each participant may direct the trustee how to vote the Company shares allocated to their 401(k) Plan account. If you own shares through the 401(k) Plan and do not submit voting instructions, the 401(k) Plan trustee will vote the shares in accordance with the Board's recommendations. To vote your shares held in 401(k) Plan, follow the instructions above.

What Should I do to Participate in the Annual Meeting?

On the day of the annual meeting, visit www.virtualshareholdermeeting.com/MRSH2026 to participate in the annual meeting. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions or vote.

Additional Information (Continued)

Whether you hold shares as a stockholder of record or are a beneficial owner, we urge you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the annual meeting.

What Should I Do to Ask a Question at the Annual Meeting?

Prior to meeting

Stockholders may submit questions in advance of the meeting by visiting proxyvote.com. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions.

During the meeting

On the day of the meeting, stockholders must visit www.virtualshareholdermeeting.com/MRSH2026 to ask questions during the meeting. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions.

What are the Requirements to Conduct Business at the Annual Meeting?

In order to carry on the business of the annual meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote at the meeting must be present in person or represented by proxy at the annual meeting. Both abstentions and broker nonvotes (described below) are counted for the purpose of determining the presence of a quorum.

What are the Voting Requirements to Elect Directors and to Approve the Other Proposals Discussed in the Proxy Statement?

The voting standards applicable to the annual meeting are as follows:

Election of Directors

The Company's bylaws provide that in an uncontested election, a nominee will be elected if the number of votes cast "for" the nominee's election exceeds the number of votes cast "against" the nominee's election. Abstentions will not be included in the total number of votes cast and therefore will have no effect on the election's outcome. The election of directors is not considered a "routine" matter and thus brokers do not have discretionary authority to vote in the election of directors if they did not receive instructions from a beneficial owner. As a result, broker nonvotes will not be included in the total number of votes cast and therefore will have no effect on the election's outcome. (See "Significance of Broker Nonvotes" below.)

Our Governance Guidelines address the procedures to be followed if an incumbent director standing for reelection in an uncontested election fails to receive a majority of the votes cast. See "Director Election Voting Standard" on page 8.

Vote Required for Other Proposals

Proposal	Vote Required
Item 2—Advisory (nonbinding) vote to approve named executive officer compensation	Majority of the voting power present in person or represented by proxy at the meeting and entitled to vote
Item 3—Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm	Majority of the voting power present in person or represented by proxy at the meeting and entitled to vote

Additional Information (Continued)

In accordance with Delaware law, abstentions will be treated as present and entitled to vote for purposes of voting on these items, while broker nonvotes (described below) will not. Abstentions have the effect of a vote "against" each of the proposals. Broker nonvotes will have no effect on the outcomes of these proposals.

Significance of "Broker Nonvotes"

NYSE rules provide that, when a matter to be voted on at an annual meeting is "non-routine," a broker holding shares of record on behalf of a client may vote those shares only if the broker has received voting instructions from the client. The broker may submit a proxy on any routine matter, for which instructions were required but not provided, but when the broker refrains from voting on non-routine matters, a "broker nonvote" occurs. Shares subject to a broker nonvote are not counted as present or represented with respect to those matters, but are counted as present and represented for purposes of determining the presence of a quorum at the annual meeting. Under the rules of the NYSE, the election of directors (Item 1) and the nonbinding vote to approve the compensation of our named executive officers (Item 2) are considered non-routine.

Could Additional Matters be Decided at the Annual Meeting?

As of the date of this proxy statement, we do not know of any matters not described in this proxy statement that will be presented at the meeting. However, if any other matter shall properly come before the meeting, the persons named in the proxy will use their discretion to vote on such matter on behalf of shares for which proxies were submitted.

Who Conducts the Annual Meeting?

The Independent Chair acts as chairman of the annual meeting and has the authority to prescribe rules, regulations and procedures and take the other actions as appropriate for the proper conduct of the meeting. In doing so, the chairman has the discretion to establish reasonable rules for comments and questions during the meeting.

Who Will Count the Votes at the Annual Meeting?

One or more representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as independent inspectors of election.

How Are Materials Provided to Stockholders Sharing the Same Address?

In order to reduce paper and postage costs, we have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record or who hold shares in certain employee benefit plan accounts and who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies.

Stockholders who participate in householding continue to receive separate control numbers for voting and, in the case of those who receive hard copies of the proxy materials, separate proxy cards. Householding does not in any way affect dividend check mailings. We will deliver a separate set of proxy material upon request, as set forth below under "How May I Obtain Another Set of Proxy Materials?"

If you are a stockholder of record or hold our common stock in an employee benefit plan account and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from the Company, you may revoke your consent to householding at any time by calling Broadridge Financial Solutions, Inc. toll-free at 1-866-540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Additional Information (Continued)

Beneficial Stockholders

A number of brokerages and other institutional holders of record have implemented householding. If you are a beneficial owner who holds shares in street name, please contact your broker or other intermediary holder of record to request information about householding.

How May I Obtain Another Set of Proxy Materials?

This proxy statement and our 2025 Annual Report can be viewed on (and printed from) our website at proxy.marsh.com. If you wish to receive a separate paper copy of our annual report or proxy statement, you may telephone our office of Investor Relations at (212) 345-5411, e-mail marsh.investor.relations@marsh.com, or write to: Marsh, Attn: Investor Relations, 1166 Avenue of the Americas, New York, New York 10036-2774

Who will Bear the Cost of this Proxy Solicitation?

We are providing these proxy materials in connection with the solicitation made by the Company's Board of Directors of proxies to be voted at our annual meeting. We pay the expenses of preparing and distributing the proxy materials and soliciting proxies. We also reimburse brokers and other institutional record holders for their expenses in forwarding these materials to, and obtaining voting instructions from, beneficial owners of the Company's common stock.

In addition to the distribution of this proxy statement and instructions for voting at the annual meeting, proxies may be solicited personally, electronically or by telephone by our directors, officers and other colleagues at no additional compensation. We have retained Georgeson LLC as our agent to assist in the proxy solicitation at a fee of approximately $18,000, plus expenses.

Submission of Stockholder Proposals and Other Items of Business for 2027 Annual Meeting

Stockholder Proposals and Director Nominations for Inclusion in the Proxy Statement

Pursuant to Rule 14a-8, if a stockholder wants the Company to consider a proposal for inclusion in our proxy materials for presentation at our 2027 annual meeting of stockholders, the proposal must be received by us at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774, not later than December 1, 2026. The proposal must be sent to the attention of the Corporate Secretary, and must comply with all relevant SEC requirements.

Our bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws. Notice of proxy access director nominees must be received no earlier than November 1, 2026 and no later than December 1, 2026.

Stockholder Proposals or Director Nominations, but Not for Inclusion in the Proxy Statement

Our bylaws set forth the requirements a stockholder must follow to nominate a person for election as director or propose an item of business ("other stockholder business") for our annual meeting of stockholders that is not included in our proxy statement. To properly bring the nomination or other stockholder business before an annual meeting, the proponent must be a stockholder of record and comply with certain notice procedures. In the case of other stockholder business, the business must also be a proper matter for stockholder action in accordance with law, the Company's Certificate of Incorporation and the Company's bylaws. The notice must be delivered not earlier than 5:00 p.m. Eastern Time on January 21, 2027, and not later than 5:00 p.m. Eastern Time on February 20, 2027 and satisfy all applicable requirements in our bylaws. The notice must be delivered to the Corporate Secretary at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774.

Exhibit A
Marsh & McLennan Companies, Inc.

Reconciliation of Non-GAAP Measures—Actual as Reported
Twelve Months Ended December 31
(Millions) (Unaudited)

Overview

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (referred to in this release as in accordance with "GAAP" or "reported" results). The Company also refers to and presents certain additional non-GAAP financial measures, within the meaning of Regulation G and item 10(e) Regulation S-K in accordance with the Securities Exchange Act of 1934. These measures are: non-GAAP revenue, adjusted operating income (loss), adjusted operating margin, adjusted income, net of tax and adjusted earnings per share (EPS). The Company has included reconciliations of these non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP in the following tables.

The Company believes these non-GAAP financial measures provide useful supplemental information that enables investors to better compare the Company's performance across periods. Management also uses these measures internally to assess the operating performance of its businesses and to decide how to allocate resources. However, investors should not consider these non-GAAP measures in isolation from, or as a substitute for, the financial information that the Company reports in accordance with GAAP. The Company's non-GAAP measures include adjustments that reflect how management views its businesses, and may differ from similarly titled non-GAAP measures presented by other companies.

In the first quarter of 2025, the Company changed its methodology to report adjusted operating income (loss), adjusted income, net of tax and adjusted EPS to exclude the impact of intangible amortization and other net benefit credits. Prior year results are presented using the new methodology for comparative purposes.

Adjusted Operating Income (Loss) and Adjusted Operating Margin

Adjusted operating income (loss) is calculated by excluding the impact of certain noteworthy items and identified intangible amortization expense from the Company's GAAP operating income (loss). The following tables reconcile *adjusted operating income (loss)* to GAAP operating income (loss) on a consolidated and reportable segment basis for the twelve months ended December 31, 2025 and 2024. The following tables also present adjusted operating margin. For the twelve months ended December 31, 2025 and 2024, *adjusted operating margin* is calculated by dividing the sum of adjusted operating income by consolidated or segment adjusted revenue. The Company's adjusted revenue used in the determination of *adjusted operating margin* is calculated by excluding the impact of certain noteworthy items from the Company's GAAP revenue.

Additional Information (Continued)

The information presented below represents the actual as reported data for the twelve months ended December 31, 2025 and 2024.

	Risk & Insurance Services	Consulting	Corporate/ Eliminations	Total
Twelve Months Ended December 31, 2025				
Operating income (loss)	**$ 4,636**	**$ 1,896**	**$(309)**	**$ 6,223**
Operating margin	**26.8%**	**19.4%**	**NA**	**23.1%**
Add (deduct) impact of noteworthy items:				
Restructuring[a]	134	64	24	222
Change in contingent and deferred consideration[b]	79	21	—	100
McGriff integration and retention related costs.	211	—	4	215
Acquisition related costs[c]	7	12	—	19
Acquisition and disposition related gains[d]	(29)	(2)	—	(31)
Total noteworthy items	402	95	28	525
Identified intangible amortization expense	475	74	—	549
Operating income adjustments.	877	169	28	1,074
Adjusted operating income (loss)	$ 5,513	$ 2,065	$(281)	$ 7,297
Adjusted operating margin	**32.0%**	**21.1%**	**NA**	**27.1%**
Twelve Months Ended December 31, 2024				
Operating income (Ioss)	$ 4,365	$ 1,770	$(318)	$ 5,817
Operating margin	28.4%	19.4%	N/A	23.8%
Add (deduct) impact of noteworthy items:				
Restructuring[a]	148	79	49	276
Change in contingent and deferred consideration[b]	9	6	—	15
McGriff integration and retention related costs	60	—	3	63
Acquisition related costs[c]	26	32	—	58
Acquisition and disposition related gains[d]	—	(55)	—	(55)
Other	(3)	—	—	(3)
Total noteworthy items	240	62	52	354
Identified intangible amortization expense	326	51	—	377
Operating income adjustments	566	113	52	731
Adjusted operating income (loss)	$ 4,931	$ 1,883	$(266)	$ 6,548
Adjusted operating margin	**32.0%**	**20.7%**	**N/A**	**26.8%**

(a) In the third quarter of 2025, the Company launched a three-year program, Thrive, which focuses on our brand strategy, delivering greater value to clients, accelerating growth and improving efficiency. The program will generate savings from process and automation efficiencies and optimization of our global operating model. Costs in 2025 relate primarily to severance and lease exit charges. Costs in 2024 included severance and lease exit charges for a restructuring program completed in 2024.

(b) Reflects change in the fair value of contingent consideration and deferred acquisition costs.

(c) Reflects one-time acquisition and disposition related retention and other costs.

(d) RIS in 2025 includes primarily a gain on the sale of a business and a gain on the remeasurement of an investment. Consulting in 2024 includes the net gain on sale of Mercer U.K. pension administration and U.S. health and benefits administration businesses, which was adjusted in 2025, and a gain on the sale of a business in Marsh Management Consulting. These amounts are included in revenue in the consolidated statements of income and excluded from non-GAAP underlying revenue and adjusted revenue used in the calculation of adjusted operating margin.

Marsh & McLennan Companies, Inc.

Reconciliation of Non-GAAP Measures
Twelve Months Ended December 31
(In millions, except per share data) (Unaudited)

Adjusted income, net of tax is calculated as the Company's GAAP income from continuing operations, adjusted to reflect the after tax impact of the operating income adjustments in the preceding tables and the additional items listed below. *Adjusted EPS* is calculated by dividing the Company's adjusted income, net of tax, by the average number of shares outstanding-diluted for the relevant period. The following tables reconcile *adjusted income, net of tax* to GAAP income from continuing operations and *adjusted EPS* to GAAP EPS for the twelve months ended December 31, 2025 and 2024.

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024	
	Amount	Adjusted EPS	Amount	Adjusted EPS
Net income before non-controlling interests, as reported	$4,234		$4,117	
Less: Non-controlling interest, net of tax	74		57	
Subtotal	$4,160	$8.43	$4,060	$8.18
Operating income adjustments	$1,074		$ 731	
Other net benefit credits	(194)		(268)	
Investments adjustment	(3)		(2)	
Financing costs[a]	—		26	
Income tax effect of adjustments[b]	(225)		(104)	
	652	1.32	383	0.77
Adjusted income, net of tax	$4,812	$9.75	$4,443	$8.95

(a) Primarily reflects amortization of bridge financing fees related to the acquisition of McGrif.

(b) For items with an income tax impact, the tax effect was calculated using an estimated effective tax rate for each item based on jurisdiction with a blended rate for items occurring in multiple jurisdictions.

Additional Information (Continued)

Marsh & McLennan Companies, Inc.

Reconciliation of Non-GAAP Measures
Twelve Months Ended December 31
(Millions) (Unaudited)

Non-GAAP revenue isolates the impact of foreign exchange rate movements and certain transaction-related items from the current period GAAP revenue. The non-GAAP revenue measure is presented on a constant currency basis, excluding the impact of foreign currency fluctuations. The Company isolates the impact of foreign exchange rate movements period over period, by translating the current period foreign currency GAAP revenue into U.S. Dollars based on the difference in the current and corresponding prior period exchange rates. Similarly, certain other items such as acquisitions and dispositions, including transfers among businesses, may impact period over period comparisons of revenue and are consistently excluded from current and prior period GAAP revenues for comparability purposes. Percentage changes, referred to as *non-GAAP underlying revenue*, are calculated by dividing the period over period change in non-GAAP revenue by the prior period *non-GAAP revenue*.

The following table provides the reconciliation of GAAP revenue to non-GAAP revenue:

	2025				2024		
Year Ended December 31, *(In millions)*	**GAAP Revenue**	**Currency Impact**	**Acquisitions/ Dispositions/ Other Impact**	**Non-GAAP Revenue**	GAAP Revenue	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue
Risk and Insurance Services							
Marsh Risk[a]	**$14,366**	**$ (28)**	**$(1,283)**	**$13,055**	$12,536	$(17)	$12,519
Guy Carpenter	**2,496**	**3**	**(20)**	**2,479**	2,362	—	2,362
Subtotal	**16,862**	**(25)**	**(1,303)**	**15,534**	14,898	(17)	14,881
Fiduciary interest income	**403**	**—**	**(16)**	**387**	497	—	497
Total Risk and Insurance Services	**17,265**	**(25)**	**(1,319)**	**15,921**	15,395	(17)	15,378
Consulting							
Mercer[b]	**6,190**	**(41)**	**(233)**	**5,916**	5,743	(43)	5,700
Marsh Management Consulting[c]	**3,604**	**(38)**	**(13)**	**3,553**	3,390	(37)	3,353
Total Consulting	**9,794**	**(79)**	**(246)**	**9,469**	9,133	(80)	9,053
Corporate Eliminations	**(78)**	**—**	**—**	**(78)**	(70)	—	(70)
Total Revenue	**$26,981**	**$(104)**	**$(1,565)**	**$25,312**	$24,458	$(97)	$24,361

Additional Information (Continued)

Revenue Details

The following table provides more detailed revenue information for certain of the components presented above:

Year Ended December 31, (In millions)	2025				2024		
	GAAP Revenue	Currency Impact	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue	GAAP Revenue	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue
Marsh Risk:							
EMEA	$ 3,812	$(52)	$ (3)	$ 3,757	$ 3,530	$ —	$ 3,530
Asia Pacific	1,460	5	1	1,466	1,414	(6)	1,408
Latin America	571	11	3	585	575	—	575
Total International	5,843	(36)	1	5,808	5,519	(6)	5,513
U.S./Canada(a)	8,523	8	(1,284)	7,247	7,017	(11)	7,006
Total Marsh Risk	$14,366	$(28)	$(1,283)	$13,055	$12,536	$(17)	$12,519
Mercer:							
Wealth(b)	$ 2,819	$(25)	$ (183)	$ 2,611	$ 2,584	$(79)	$ 2,505
Health(b)	2,284	(4)	(13)	2,267	2,100	36	2,136
Career	1,087	(12)	(37)	1,038	1,059	—	1,059
Total Mercer	$ 6,190	$(41)	$ (233)	$ 5,916	$ 5,743	$(43)	$ 5,700

(a) Acquisitions, dispositions and other in 2025 includes the impact of McGriff.

(b) Acquisitions, dispositions and other in 2024 includes a net gain of $35 million from the sale of the U.K. pension administration and U.S. health and benefits administration businesses, that was comprised of a $70 million gain in Wealth, offset by a $35 million loss in Health.

(c) Acquisitions, dispositions and other in 2024 includes a gain of $20 million from the sale of a business in Marsh Management Consulting.

Note: Amounts in the tables above are rounded to whole numbers.

Additional Information (Continued)

Exhibit B

As discussed more fully in our "Compensation Discussion and Analysis—Financial Services and General Industry Surveys" on page 50, the Compensation Committee reviewed competitive market data for executive compensation, effective April 1, 2025, compiled from two subsets of S&P 500 companies (as listed below) that participated in an executive compensation survey conducted by an independent compensation consulting firm.

General Industry			Financial Services
3M	Ecolab	Parker Hannifin	AFLAC
AbbVie	Edison International	PayPal	AG
Accenture	Elevance Health	PepsiCo	Allstate
AFLAC	Entergy	Pfizer	Aon
AIG	Estée Lauder	Philip Morris International	Arch Capital Group
Allstate	Expedia	PPG Industries	Arthur J Gallagher & Company
Altria Group	FirstEnergy	Procter & Gamble	Bank of America (Global)
American Electric Power	Ford	Progressive	Capital One Financial
Aon	Freeport-McMoRan	Prudential Financial	CBRE Group
Arch Capital Group	GE Vernova	Public Service Enterprise Group	Charles Schwab
Arthur J Gallagher & Company	General Dynamics	PulteGroup	Chubb
AT&T	General Mills	Quanta Services	Citigroup (Global)
Automatic Data Processing	General Motors	Republic Services	Elevance Health
Bank of America (Global)	Global Payments	Royal Caribbean Cruises	Global Payments
Becton Dickinson	HCA Healthcare	RTX	Humana
Boeing	Hershey	S&P Global	MetLife
Bristol Myers Squibb	Hilton Worldwide	Salesforce	Morgan Stanley (Global)
Capital One Financial	Honeywell	Schlumberger	PayPal
Cardinal Health	Humana	Sempra Energy	Progressive
Carnival	IBM	Sherwin-Williams	Prudential Financial
Carrier Global Corporation	Illinois Tool Works	Smurfit Westrock	S&P Global
CBRE Group	IQVIA	Southern Company Services	The Hartford Insurance Group
COW	Johnson Controls.	Southwest Airlines	Travelers
Centene	Kellanova	Starbucks	
Charles Schwab	Kenvue	Sysco Corporation	
Charter Communications	Keurig Dr Pepper	Target	
Chubb	Kimberly-Clark	TE Connectivity	
Cisco Systems	Kinder Morgan	The Hartford Insurance Group	
Citigroup (Global)	Kraft Heinz	TJX Companies	
Coca-Cola	L3Harris	T-Mobile USA	
Coface	Lam Research	Tractor Supply Company	
Colas	Linde	Travelers	

Additional Information (Continued)

General Industry		
Comcast Cable Corporation	Lowe's	Union Pacific Corporation
Constellation Energy	LyondellBasell	United Rentals
Corning	Marriott International	UPS
Corteva Agriscience	McKesson	Valero Energy
CSX	MetLife	Vertex Pharmaceuticals
Cummins	Mondelez	Vistra Corp.
Danfoss	Morgan Stanley (Global)	W.W. Grainger
Darden Restaurants	Newmont Mining	Wabtec
Dell	Norfolk Southern	Walt Disney
Delta Air Lines	Northrop Grumman	Warner Bros. Discovery
Dow Chemical	Occidental Petroleum	Waste Management
DTE Energy	ONEOK	Wiliams Companies
Duke Energy	Otis Elevator Company	Xcel Energy
Eaton	Pacific Gas & Electric	

Contact Information

Questions for the Board, any of the directors or committees of the Board should be directed to:

Marsh & McLennan Companies, Inc.
c/o Connor Kuratek,
Corporate Secretary
1166 Avenue of the Americas
New York, New York 10036-2774

Concerns may be raised on a confidential or anonymous basis by telephone or online.
To raise a concern online or for dialing instructions, please go to ethicscomplianceline.com

Helpful Resources

Annual Meeting Information

The Proxy Statement	corporate.marsh.com/proxy
Online voting	proxyvote.com
Annual Meeting Webcast	corporate.marsh.com

Board of Directors   corporate.marsh.com/leadership

Committee Charters	corporate.marsh.com/corporate-governance

   Audit Committee
   Business Responsibility Committee
   Compensation Committee
   Directors & Governance Committee
   Finance Committee

Business Responsibility

Marsh 2025 Business Responsibility Report	corporate.marsh.com/business-responsibility
Culture	corporate.marsh.com/about/culture

Corporate Governance Documents   corporate.marsh.com/corporate-governance

Certificate of Incorporation
Bylaws
Guidelines for Corporate Governance

Marsh Information

Company website	corporate.marsh.com
Executive Committee	corporate.marsh.com/leadership
Our Code of Conduct, *The Greater Good*	corporate.marsh.com/integrity
Marsh Insights	corporate.marsh.com/insights

Financial Information

The 2025 Annual Report	corporate.marsh.com/proxy
Events & Presentations	corporate.marsh.com/investors
Quarterly Earnings	corporate.marsh.com/investors
Investor Relations	corporate.marsh.com/investors

Web links throughout this document are provided for convenience only, and the
content on the referenced websites does not constitute part of this proxy statement.



Marsh
1166 Avenue of the Americas
New York, NY 10036

corporate.marsh.com





MARSH

MARSH & McLENNAN COMPANIES, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036



SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. EDT on the cut-off date, which is May 18, 2026 for shares held in a Plan (as defined on the reverse of this proxy card), and May 20, 2026 for all other registered shares. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/MRSH2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. EDT on the cut-off date, which is May 18, 2026 for shares held in a Plan (as defined on the reverse of this proxy card), and May 20, 2026 for all other registered shares. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For shares held in a Plan (as defined on the reverse of this proxy card), your proxy card must be received by May 18, 2026. For all other registered shares, your proxy card must be received by May 20, 2026.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Marsh in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V85708-P46889 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MARSH & McLENNAN COMPANIES, INC.

The Board of Directors recommends you vote FOR the following directors:

Item 1	Election of Directors	For	Against	Abstain
1a.	Anthony K. Anderson	☐	☐	☐
1b.	Bruce Broussard	☐	☐	☐
1c.	John Q. Doyle	☐	☐	☐
1d.	H. Edward Hanway	☐	☐	☐
1e.	Peter Harrison	☐	☐	☐
1f.	Judith Hartmann	☐	☐	☐
1g.	Deborah C. Hopkins	☐	☐	☐
1h.	Tamara Ingram	☐	☐	☐
1i.	Jane H. Lute	☐	☐	☐
1j.	Steven A. Mills	☐	☐	☐
1k.	Morton O. Schapiro	☐	☐	☐
1l.	Jan Siegmund	☐	☐	☐
1m.	Lloyd M. Yates	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

		For	Against	Abstain
Item 2	Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

		For	Against	Abstain
Item 3	Ratification of Selection of Independent Registered Public Accounting Firm	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Your telephone or Internet vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed and returned your proxy card. If you have submitted your proxy by telephone or the Internet, there is no need for you to mail back your proxy card.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V85709-P46889

MARSH & McLENNAN COMPANIES, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE 2026 ANNUAL MEETING

FOR ALL STOCKHOLDERS:

The undersigned hereby appoints Connor Kuratek and Asha Amin proxies (each with power to act alone and with the power of substitution) of the undersigned to vote all shares which the undersigned would be entitled to vote at the Virtual Annual Meeting of Stockholders of Marsh & McLennan Companies, Inc. to be held online at 10:00 a.m. (New York City time) on Thursday, May 21, 2026 and at any adjournment or postponement thereof.

FOR STOCKHOLDERS WHO ARE ALSO PARTICIPANTS IN THE MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN AND/OR THE MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN:

This card also constitutes the confidential voting instructions of the participants in the Marsh & McLennan Companies 401(k) Savings & Investment Plan and the Marsh & McLennan Agency 401(k) Savings & Investment Plan (each a "Plan", and collectively, the "Plans"), who have the right to instruct the trustees under each Plan to vote the shares of stock of Marsh & McLennan Companies, Inc. (the "Company") held under the Plans on their behalf, subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). By signing and returning this card, the undersigned directs the trustees under each Plan to vote in person or by proxy all shares of the Company's stock held under the Plans on behalf of the undersigned upon all matters at the Annual Meeting of Stockholders of the Company on May 21, 2026 and at any adjournment or postponement thereof. Provided this card is received by May 18, 2026, voting rights will be exercised by the trustees as directed or, if the card is signed but does not provide voting instructions, it will be deemed a direction to vote FOR Items 1, 2 and 3. Under each Plan, the trustees of the Plan shall vote all undirected and all unallocated shares in the same proportion as those shares held in the Plan for which they have received a signed instruction card, except as otherwise provided in accordance with ERISA. Under the Plans, participants are "named fiduciaries" to the extent of their authority to direct the voting of the shares of the Company's stock held under the Plans on their behalf and their proportionate shares of undirected or unallocated shares. Participants in the Plans cannot vote at the meeting and may only vote these shares as provided in this paragraph.

PROVIDED THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED HEREBY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF THIS PROXY IS PROPERLY EXECUTED, BUT NO DIRECTIONS ARE MADE, THE SHARES REPRESENTED HEREBY WILL BE VOTED FOR ITEMS 1, 2 AND 3. THE PROXY HOLDERS ARE AUTHORIZED TO VOTE IN THEIR DISCRETION UPON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.